2019
Notice of
Annual Meeting &
Proxy Statement



Armonk, New York
March 11, 2019

Dear Fellow Stockholders:

On behalf of the IBM Board of Directors, you are cordially invited to attend the Annual Meeting of Stockholders on Tuesday, April 30, 2019 at 10 a.m. at the Charleston Area Convention Center in Charleston, South Carolina.

Our Board is proud of the relationships we have built with our stockholders over the years. In 2018, we continued our long-standing practice of engaging with you to hear your perspectives and feedback. For the past few years, our independent Lead Director, the chairs of each Board committee, and members of IBM management, including myself, have reached out to and engaged with investors that own more than half of the shares that vote at the Annual Meeting. During these meetings, we have discussed IBM's strategy, corporate governance, board composition and refreshment, executive compensation practices, and our corporate responsibility and sustainability leadership. Through these conversations, we have gained insight into our investors' perspectives on matters of critical importance. We very much appreciate the time our investors spent with us, and the thoughtful feedback we have received. This feedback helps us to continuously enhance and refresh our policies, practices, and disclosure.

In 2019, we have continued our active Board refreshment with two new additions: Dr. Martha Pollack, President of Cornell University and renowned artificial intelligence researcher and technologist, and Admiral Michelle Howard, cybersecurity expert, the first woman to become a four-star admiral in the United States Navy, and the first woman and African American to be named Vice Chief of Naval Operations. With these additions, our Board continues to reflect and refine the skills and technology expertise, as well as the diversity of thought, experience, and background, that are necessary to oversee and support our strategy over the long term.

Your ownership and your vote are important to us. For the 2019 Annual Meeting, for every stockholder account that votes, IBM will make a $1 charitable donation to AnitaB.org, a global nonprofit organization that connects, inspires, and guides women in technology. IBM is proud to partner with AnitaB.org to drive forward our shared vision toward an inclusive future for technology and society.

On behalf of the Board of Directors, thank you for your continued investment and support of IBM.



Very truly yours,

Virginia M. Rometty
Chairman of the Board

Armonk, New York
March 11, 2019

A Message from Our Lead Director:

Each year, the Proxy Statement gives the Board an opportunity to provide stockholders with an update on IBM's corporate governance. This year, as IBM's independent Lead Director, I would like to take the opportunity to share my perspective on the IBM Board, on the robustness and efficacy of our governance structures and processes, and on the Board's role in helping the Company drive long-term stockholder value.

- **The IBM Board:** Our Board is comprised entirely of independent directors and our CEO. The Board is an experienced group of global thought and business leaders attentive to the value of diversity in thought, experience and perspective. We are continuously focused on ensuring that IBM has an optimal Board structure and composition. Each time we evaluate our leadership structure, add a new director, or change the composition of our Board committees, we do so in a thoughtful manner to ensure that the right skills, experiences, and perspectives are brought to our meetings and discussions.

- **Independent Board Leadership:** As IBM's independent Lead Director, I am responsible for helping to ensure that the Board exercises prudent judgment, independently from Company management. To that end, I perform a variety of duties described in this Proxy, including presiding over an executive session of the Independent Directors at every Board meeting, without management present. I also approve all Board meeting schedules, agendas and materials. I have the authority to call meetings of the independent directors and am available for discussion with our stockholders.

- **Strategic Oversight:** Our Board rigorously oversees the Company's strategy, monitors the execution of strategy by IBM management and ensures that the Company's corporate culture aligns with its long-term strategy. Our Board takes these duties very seriously. Our strategic oversight role includes evaluating a changing landscape, challenging current assumptions, balancing short and long-term strategic planning, and helping to ensure the Company is continuously transforming for the future.



- **Stockholder Engagement:** A vital part of our role as IBM directors is understanding the perspectives of you, IBM's owners. As part of these engagements, I, along with several of my colleagues on the Board, have met directly with many investors over the years, gaining valuable insight into investors' views, and creating an opportunity for us to share our perspectives about the Company. Through the years, the Board has adopted numerous strong governance practices for the benefit of IBM's stockholders. In 2018, in response to your feedback, IBM implemented proxy access. And this year, IBM became a signatory of the Commonsense Principles 2.0 and endorsed the Investor Stewardship Group's corporate governance principles. Additionally, we continue to enhance our disclosure, providing additional information on Board oversight processes and practices and other key investor focus areas, including cybersecurity, corporate responsibility and sustainability.

Our Board continues to be focused on strategy, best-in-class governance, and active engagement with our stockholders. We believe this is the best way to drive success and create value for stockholders.

We look forward to our continued engagement with you. On behalf of the Board, thank you for your investment in, and support of, IBM.

Very truly yours,

Michael L Eskew

Michael Eskew
Lead Director

Table of Contents

2019 Notice of Annual Meeting & Proxy Statement

Items of business:

The Annual Meeting of Stockholders of International Business Machines Corporation will be held on Tuesday, April 30, 2019 at 10 a.m. at the Charleston Area Convention Center, 5000 Coliseum Drive, North Charleston, South Carolina 29418. The items of business are:

1. Election of directors proposed by IBM's Board of Directors for a term of one year, as set forth in this Proxy Statement.

2. Ratification of the appointment of PricewaterhouseCoopers LLP as IBM's independent registered public accounting firm.

3. Advisory Vote on Executive Compensation.

4. Approval of Long-Term Incentive Performance Terms for Certain Executives for Awards Eligible for Transitional Relief Pursuant to Section 162(m) of the Internal Revenue Code.

5. Two stockholder proposals, if properly presented at the meeting.

These items are more fully described in the following pages, which are a part of this Notice.

Stockholders of record can vote their shares by using the Internet or the telephone. Instructions for using these convenient services are set forth on the proxy card or the notice of Internet availability of proxy materials. If you received your materials by mail, you also may vote your shares by marking your votes on the enclosed proxy card, signing and dating it, and mailing it in the enclosed envelope. If you will need special assistance at the meeting because of a disability, please contact the Office of the Secretary, International Business Machines Corporation, 1 New Orchard Road, Armonk, NY 10504.



Christina M. Montgomery
Vice President and Secretary

Date:	April 30, 2019
Time:	10 a.m.
Place:	Charleston Area Convention Center
	5000 Coliseum Drive
	North Charleston, SC 29418

 **Your vote is important.**

Please vote by following the instructions on your proxy card or voting instruction form.

To express our appreciation for your participation, IBM will make a $1 charitable donation to AnitaB.org on behalf of every stockholder account that votes this year.

/ ANITA B.ORG AnitaB.org is a global nonprofit organization that connects, inspires, and guides women in technology. The Grace Hopper Celebration is the world's largest gathering of women technologists and is produced by AnitaB.org. IBM is proud to partner with AnitaB.org to drive forward our shared vision toward an inclusive future for technology and society.

The proxy materials, including this Proxy Statement, the IBM 2018 Annual Report, which includes the consolidated financial statements, and the proxy card, or the notice of Internet availability of proxy materials, as applicable, is being distributed beginning on or about March 11, 2019 to all stockholders entitled to vote.

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be held on April 30, 2019: the Proxy Statement and the Annual Report to Stockholders are available at *www.ibm.com/investor/material/.*

Websites throughout this Proxy Statement are provided for reference only. Websites referred to herein are not incorporated by reference into this Proxy Statement.

Proxy Summary

Voting matters Stockholders will be asked to vote on the following matters at the Annual Meeting:

Items of Business	Board's recommendation	Where to find details
1. Election of twelve directors	**FOR all nominees**	**pp. 10–15**
2. Ratification of PricewaterhouseCoopers LLP as our independent registered public accounting firm	**FOR**	**p. 72**
3. Advisory Vote on Executive Compensation	**FOR**	**p. 73**
4. Approval of Long-Term Incentive Performance Terms for Certain Executives for Awards Eligible for Transitional Relief Pursuant to Section 162(m) of the Internal Revenue Code	**FOR**	**pp. 74–76**
5. Stockholder Proposal on the Right to Act by Written Consent	AGAINST	**pp. 77–78**
6. Stockholder Proposal to Have an Independent Board Chairman	AGAINST	**pp. 78–80**

Your vote is very important.

To express our appreciation for your participation, IBM will make a $1 charitable donation to AnitaB.org on behalf of every stockholder account that votes this year.



[NEW] What's new?

We continue to enhance our governance, compensation, and sustainability practices and disclosures. Among many other items, since last year IBM has:

- **Continued our commitment to active Board refreshment and Board diversity with the elections of Dr. Martha Pollack and Admiral Michelle Howard to the Board**
- **Evolved our Annual Incentive Program by introducing total IBM revenue as one of the metrics starting in 2019**
- **Added an in-depth discussion of our approach to sustainability, with a focus on IBM's contributions to the U.N.'s Sustainable Development Goals**

Governance highlights (PAGE 19)

Effective Board leadership and independent oversight

- Election of two new directors in 2019 **NEW**
- Independent Lead Director with robust and well-defined responsibilities
- Executive session led by independent Lead Director at each Board meeting
- Focus on proactive Board and Committee refreshment
- Annual review of the Board leadership structure

Overview of IBM's corporate governance

- Annual election of all directors
- Majority voting for directors in uncontested elections
- Stockholder special meeting right
- Proxy access
- No stockholder rights plan
- Robust year-round stockholder engagement process
- Signatory of Commonsense Principles 2.0 **NEW**
- Endorser of Investor Stewardship Group Principles **NEW**

50%
of director nominees added in the last 5 years

Overall attendance at **Board and Committee meetings**
>95%
in 2018

28
Board and Committee meetings in 2018

11 out of 12
director nominees are independent

IBM Board of Directors (PAGE 7)

Director nominees

IBM's Board is composed of a diverse, experienced group of global thought, business, and academic leaders. All of our directors are independent, with the exception of Virginia Rometty, IBM's CEO.

Director	Age	Primary Occupation	Director Since	Committee Memberships				Audit Committee Financial Expert
Michael L. Eskew Lead Director	69	Retired Chairman and Chief Executive Officer, United Parcel Service, Inc.	2005	🔍			👤	📊
David N. Farr	64	Chairman and Chief Executive Officer, Emerson Electric Co.	2012	🔍				📊
Alex Gorsky	58	Chairman and Chief Executive Officer, Johnson & Johnson	2014			🎯	👤	
NEW **Michelle Howard**	58	Retired Admiral, United States Navy	2019		🏛			
Shirley Ann Jackson	72	President, Rensselaer Polytechnic Institute	2005		🏛		👤	
Andrew N. Liveris	64	Retired Executive Chairman, DowDuPont Inc. and Retired Chairman and Chief Executive Officer, The Dow Chemical Company	2010			🎯		
NEW **Martha E. Pollack**	60	President, Cornell University	2019			🎯		
Virginia M. Rometty	61	Chairman, President and Chief Executive Officer, IBM	2012				👤	
Joseph R. Swedish	67	Senior Advisor and Retired Chairman, President and Chief Executive Officer, Anthem, Inc.	2017			🎯		
Sidney Taurel	70	Chairman Emeritus, Eli Lilly and Company Chairman, Pearson plc	2001		🏛			
Peter R. Voser	60	Retired Chief Executive Officer, Royal Dutch Shell plc Chairman, ABB Ltd.	2015	🔍				📊
Frederick H. Waddell	65	Retired Chairman and Chief Executive Officer, Northern Trust Corporation	2017	🔍				📊
Number of meetings held in 2018				10	4	5	0	

Audit: 🔍

Directors & Corporate Governance: 🏛

Executive Compensation & Management Resources: 🎯

Executive: 👤

Audit Committee Financial Expert: 📊

Optimal mix of skills and experience of director nominees

IBM's directors collectively contribute significant experience in the areas most relevant to overseeing the Company's business and strategy.



Experience or expertise	Number of director nominees	
Public Company Board	10	Industry leaders with deep executive and oversight experience
Organizational Leadership and Management	12	
Global Business Operations	9	Global operational experience to oversee a business of IBM's scale, scope, and complexity
Finance/Public Company CFO	7	
Technology, Cybersecurity or Digital	12	Critical skill given industry trends and transformation
Government/Public Policy	12	Key insight into IBM's regulatory environment

Strong Board Diversity

The Board represents a deliberate mix of members who have a deep understanding of our business and members who bring new skills and fresh perspectives. This mix of new and tenured directors reflects our commitment to ongoing and proactive Board refreshment.



33% Diverse Directors

4 of 12 director nominees are ethnically or gender diverse



50% Diverse Chairs

2 of 4 Board leadership positions are held by women

Tenure of Director Nominees

- The Board represents a deliberate mix of members who have a deep understanding of our business and members who bring new skills and fresh perspectives.

- Mix of new and tenured directors reflecting our commitment to ongoing and proactive Board refreshment.



LESS THAN 5 YEARS	6 DIRECTORS
5–10 YEARS	3 DIRECTORS
MORE THAN 10 YEARS	3 DIRECTORS

Average tenure is **6.7 years**

Stockholder engagement highlights

Why We Engage

Stockholder engagement is a core IBM practice that is a significant part of our ongoing review of our corporate governance and executive compensation programs. These discussions ensure that our stockholders understand our key decisions and that we understand their priorities and concerns.

How We Engage

Our investor outreach program is a year-round process that includes discussion of IBM's business and long-term strategy, executive compensation programs and practices, Board compensation and refreshment, corporate governance, and corporate responsibility and sustainability.

Proxy Season

- Every year, we reach out to over 100 of our largest investors, representing more than **70% of our institutional ownership.**
- Our process also includes outreach to more than **250,000 registered and beneficial stockholders**, which represents a majority of our retail stockholder base.

Off Season

- Since the 2018 Annual Meeting, representatives from senior management and the Board offered to engage with investors representing more than 50% of the shares that voted at the 2018 Annual Meeting and have met with investors that own, in the aggregate, more than 30% of the shares that voted at the 2018 Annual Meeting.
- IBM attendees engage to address investors' specific focus areas:
  - Corporate Governance
  - Business Strategy
  - Finance
  - Human Resources and Executive Compensation
  - Corporate Environmental Affairs
  - Corporate Citizenship
- Held an investor webcast devoted entirely to corporate responsibility and sustainability to provide investors with a deep dive on IBM's sustainability programs.
- Periodic outreach upon specific governance, compensation or strategic announcements, such as the addition of new directors.

Outcomes of Engagement

We continue to see the benefits of our investor engagement process in our governance practices, executive compensation program and disclosure, and corporate social responsibility efforts. For example, the following are some specific outcomes from recent investor engagements.

Governance	• Changed Presiding Director title to Lead Director • Continued focus on active Board refreshment and diversity • Committee chair and member rotation
Compensation	• Added total IBM revenue metric to the Annual Incentive Program beginning in 2019, replacing Strategic Imperatives revenue • Adopted relative ROIC modifier for PSUs granted in 2018, which may increase or decrease the number of shares paid out based on IBM's relative ROIC performance • Reduced maximum Annual Incentive Program opportunity for the CEO to two times target
Corporate Social Responsibility	• Ensured that IBM attendees with specific areas of sustainability expertise were available for dialogue with investors • Held an investor webcast devoted entirely to sustainability topics, including corporate citizenship, diversity and inclusion, supply chain, environment, and governance

Business highlights

IBM returned to growth in 2018 and is well positioned to accelerate performance, advancing our leadership as a Cloud and Cognitive Solutions company.

2018 Performance Highlights

Revenue

$79.6B

Returned to revenue growth for the full year, delivering the best performance since 2011

- Achieved **~$40 billion** in Strategic Imperatives revenue, representing 50% of IBM revenue
- **$19.2 billion** of Cloud revenue, growing 12% year to year fueled by Cloud as-a-Service with an exit run-rate of **$12.2 billion**, up 18% year to year
- IBM Z most successful product cycle to date
- Global Business Services delivered full year growth, led by high value consulting services
- Strong demand for hybrid cloud, analytics, and AI offerings drove growth in Software revenue in the fourth quarter

Gross Profit Margin

46.4%

Stabilized gross margin in 2018 with improvements throughout the year, culminating in year-on-year expansion in the second half

Performance led by Services which expanded gross margins on the full year resulting from a continued shift to higher value offerings, productivity, and operating leverage from revenue growth

Pre-tax Income

$11.3B

Generated over **$11 billion** in GAAP pre-tax income (operating non-GAAP pre-tax income of **$13.7 billion**), our best year-to-year performance since 2012

Cash from Operations

$15.2B

GAAP cash from operations of over **$15 billion** was down year-over-year from global financing receivables, growth in cash taxes, and mainframe cycle-driven receivables dynamics

Delivered nearly **$12 billion** in free cash flow with realization of **111%** (excluding charges taken for the enactment of U.S. tax reform), returning over **$10 billion** to stockholders through dividends and share repurchases

Compensation highlights (PAGE 30)

Our compensation strategy supports IBM's high value business model

What We Do	What We Don't Do
✓ **Tie a significant portion of pay to Company performance**	⊗ No individual severance or change-in-control agreements for executive officers
✓ **Mitigate risk taking by emphasizing long-term equity incentives, placing caps on potential payments, and maintaining robust clawback provisions**	⊗ No excise tax gross-ups
✓ **Require significant share ownership by the Chairman and CEO and Senior Vice Presidents**	⊗ No dividend equivalents on unearned RSUs/PSUs
✓ **Utilize noncompetition and nonsolicitation agreements for senior executives**	⊗ No hedging/pledging of IBM stock
✓ **Remove impact of share repurchase on executive incentives**	⊗ No stock option repricing, exchanges or options granted below market value
	⊗ No guaranteed incentive payouts
	⊗ No accelerated vesting of equity awards for executive officers
	⊗ No above-market returns on deferred compensation plans

IBM Board of Directors

Composition of the Board

IBM's Board of Directors is responsible for supervision of the overall affairs of IBM. To assist it in carrying out its duties, the Board has delegated certain authority to several committees. Following the Annual Meeting in 2019, the Board will consist of 12 directors, all of whom are independent, with the exception of Mrs. Rometty, IBM's Chairman and CEO. In the interim between Annual Meetings, the Board has the authority under the by-laws to increase or decrease the size of the Board and to fill vacancies.

Director Selection Process

The Directors and Corporate Governance Committee is responsible for leading the search for qualified individuals for election as directors to ensure the Board has the optimal mix of skills, expertise, and diversity of background. The Committee recommends candidates to the full Board for election.

The Board believes that the following core attributes are key to ensuring the continued vitality of the Board and excellence in the execution of its duties:

- experience as a leader of a business, firm or institution;
- mature and practical judgment;
- the ability to comprehend and analyze complex matters;
- effective interpersonal and communication skills; and
- strong character and integrity.

The Committee and the Board also focus on ensuring that the Board reflects a diversity of backgrounds (including gender and ethnicity), talents and perspectives.

The Committee and the Board identify candidates through a variety of means, including:

- information the Committee requests from the Secretary of IBM;
- recommendations from members of the Committee and the Board;
- suggestions from IBM management; and
- a third-party search firm, from time to time.

Any formal invitation to a director candidate is authorized by the full Board. The Committee also considers candidates recommended by stockholders. Stockholders wishing to recommend director candidates for consideration by the Committee may do so by writing to the Secretary of IBM, giving the recommended candidate's name, biographical data and qualifications.

Director Skills and Qualifications

The IBM Board is composed of a diverse group of members, all leaders in their respective fields. All of the current directors have leadership experience at major domestic and international organizations with operations inside and outside the United States, at academic or research institutions, or in government. Directors also have deep industry expertise as leaders of organizations within some of the Company's most important client industries and constituents.

Building the Right Board for IBM: Key Director Attributes



Business Operation, Innovation, and Transformation Experience

100% of IBM Directors have led complex organizations

For over a century, IBM has continuously reinvented itself to help its clients move from one era to the next. The ability to comprehend and analyze complex matters is key to the IBM Board's oversight of the Company's innovation and transformation. All IBM directors have led large organizations, crucial experience for understanding and overseeing the scale, scope, and complexity of IBM's business.



Industry Expertise

Director-wide industry experience includes:

- **Technology**
- **Financial Services**
- **Healthcare**
- **Pharmaceuticals**
- **Energy**
- **Chemicals**
- **Transport & Logistics**
- **Manufacturing**
- **Private Equity**
- **Research & Development**
- **Government**

IBM uniquely combines innovative technology with deep industry expertise, underpinned by security, trust, and responsible stewardship. IBM's directors have experience leading organizations in a variety of industries that enhance the Board's knowledge. Their perspectives on contemporary business issues and experience running data-intensive organizations are an asset to the Company and to our shareholders.



Global Perspective

Every IBM Director has international experience

IBM conducts business around the globe. Our business success is derived from an understanding of diverse business environments and economic conditions, and a broad perspective on global business opportunities. The Board's diverse and international experience is crucial for IBM, which operates in more than 175 countries around the world.

The Directors and Corporate Governance Committee and the Board believe that the above-mentioned attributes, along with the leadership skills and other experiences of the Board members described below, provide IBM with the perspectives and judgment necessary to guide IBM's strategies and oversee their execution.

Director	Client Industry Expertise	Director Experience									
		Organizational Leadership and Management	U.S. Business Operations	Global Business Operations	CFO	Specific Risk Oversight/Risk Management Exposure	Technology, Cybersecurity or Digital	Academia	Government/ Regulatory, Business Associations or Public Policy	Public Board	Gender/ Ethnic Diversity
Michael L. Eskew	🚚	✓	✓	✓		✓	✓		✓	✓	
David N. Farr	⚙️	✓	✓	✓		✓	✓		✓	✓	
Alex Gorsky	💓	✓	✓	✓		✓	✓		✓	✓	
Michelle Howard	🏛️	✓				✓	✓	✓	✓		✓
Shirley Ann Jackson	💡	✓				✓	✓	✓	✓	✓	✓
Andrew N. Liveris	🧪	✓	✓	✓		✓	✓		✓	✓	
Martha Pollack	💡	✓				✓	✓	✓	✓		✓
Virginia M. Rometty	🌤️	✓	✓	✓		✓	✓		✓	✓	✓
Joseph R. Swedish	💓	✓	✓	✓		✓	✓		✓	✓	
Sidney Taurel	💓	✓	✓	✓		✓	✓		✓	✓	
Peter R. Voser	⚛️	✓	✓	✓	✓	✓	✓		✓	✓	
Frederick H. Waddell	🏛️	✓	✓	✓		✓	✓		✓	✓	

The following client industries provide a snapshot into the many key and diverse industries in which our directors have relevant experience. Many of our directors have experience in multiple client industries.

Healthcare: 💓　　Financial Services: 🏛️　　Transport & Logistics: 🚚

Energy: ⚛️　　Manufacturing: ⚙️　　Research & Development: 💡

Government: 🏛️　　Information Technology: 🌤️　　Chemicals: 🧪

2019 New Directors:



Admiral Michelle Howard

Admiral Howard is a former United States Navy officer, the first woman to become a four-star admiral, and the first African American and first woman to be named Vice Chief of Naval Operations. Her experience with cybersecurity and technology in the digital age will benefit IBM stockholders.



Dr. Martha Pollack

Dr. Pollack is a computer scientist and leader in the field of artificial intelligence, key skills and expertise for IBM. Her perspectives on education and the use of technology to improve lives provide value to IBM and its stockholders.

1. Election of Directors for a Term of One Year

The Board proposes the election of the following director nominees for a term of one year. Below is information about each nominee, including biographical data for at least the past five years. If one or more of these nominees become unavailable to accept a nomination or election as a director, the individuals named as proxies on the proxy card will vote the shares that they represent for the election of such other persons as the Board may recommend, unless the Board reduces the number of directors.

 **THE BOARD RECOMMENDS YOU VOTE FOR EACH OF THE NOMINEES INTRODUCED BELOW.**



Director since: 2005

Age: 69

Committees:

Audit (Chair)

Executive

Michael L. Eskew

Retired Chairman and Chief Executive Officer, United Parcel Service, Inc., a provider of specialized transportation and logistics services

Qualifications

- Global business and technology experience as chairman and chief executive officer of United Parcel Service, Inc.

- Outside board experience as a director of Allstate Corporation, Eli Lilly and Company and 3M Company

- Chairman of a charitable organization

Relevant experience

Mr. Eskew, 69, is IBM's independent Lead Director. Mr. Eskew joined United Parcel Service in 1972. He was named corporate vice president for industrial engineering in 1994, group vice president for engineering in 1996, executive vice president in 1999, vice chairman in 2000, and he was chairman and chief executive officer from 2002 until his retirement at the end of 2007. Mr. Eskew remained on the board of United Parcel Service until the end of 2014. He is a director of Allstate Corporation, Eli Lilly and Company and 3M Company. In addition, he is chairman of the Annie E. Casey Foundation.



Director since: 2012

Age: 64

Committees:

Audit

David N. Farr

Chairman and Chief Executive Officer, Emerson Electric Co., a diversified manufacturing and technology company

Qualifications

- Global business and technology experience as chairman and chief executive officer of Emerson Electric Co.

- Affiliation with leading business and public policy association (director of the U.S.-China Business Council)

- Outside board experience as former director of Delphi Corporation

Relevant experience

Mr. Farr, 64, joined Emerson in 1981 and subsequently held various executive positions. He was named senior executive vice president and chief operating officer in 1999, chief executive officer in 2000 and chairman and chief executive officer in 2004. Mr. Farr was named chairman, president and chief executive officer in 2005 and chairman and chief executive officer in 2010. He just completed his tenure as the chairman of the National Association of Manufacturers and is currently a director of the U.S.-China Business Council.



Director since: 2014

Age: 58

Committees:

🎯 Executive Compensation & Management Resources (Chair)

👤 Executive

Alex Gorsky

Chairman and Chief Executive Officer, Johnson & Johnson, a global healthcare products company

Qualifications

- Global business and technology experience as chairman and chief executive officer of Johnson & Johnson
- Affiliation with leading business and public policy associations (member of the Business Roundtable and The Business Council)
- Experience as a university trustee

Relevant experience

Mr. Gorsky, 58, joined Johnson & Johnson in 1988. In 2003, he was named company group chairman of the Johnson & Johnson pharmaceutical business in Europe, the Middle East and Africa. Mr. Gorsky left Johnson & Johnson in 2004 to join the Novartis Pharmaceuticals Corporation, where he served as head of the company's pharmaceutical business in North America. Mr. Gorsky returned to Johnson & Johnson in 2008 as company group chairman for Ethicon. In early 2009, he was appointed worldwide chairman of the Surgical Care Group and member of the executive committee. In September 2009, he was appointed worldwide chairman of the Medical Devices and Diagnostics Group. Mr. Gorsky became vice chairman of the executive committee in January 2011. He was named chief executive officer and joined the board of directors in April 2012, and was named chairman in December 2012. Mr. Gorsky is a member of the Business Roundtable's Board of Directors and Chairman of its Corporate Governance Committee. Mr. Gorsky also serves on the boards of the Travis Manion Foundation, Congressional Medal of Honor Foundation, the National Academy Foundation and the Wharton Board of Overseers.



Director since: 2019

Age: 58

Committees:

🏛 Directors & Corporate Governance

Michelle Howard

Retired Admiral, United States Navy

Qualifications

- Leadership and policy experience as the U.S. Navy's first woman four-star admiral
- Operational experience as commander of U.S. Naval Forces in Europe and Africa
- Global operations and technology experience as Vice Chief of Naval Operations, with focus on cybersecurity and information technology in the digital age
- Leadership and teaching positions in government and academia

Relevant experience

Admiral Michelle J. Howard, 58, is a retired United States Navy officer. Admiral Howard began serving in the United States Navy in 1982, after graduating from the U.S. Naval Academy. During her 35 years of service, she led sailors and marines as, at various times, the Commander of a ship, an Expeditionary Strike Group, a Task Force, and a Naval theater. In 1999, she became the first African American woman to command a ship in the United States Navy. In 2014, she was the first woman to become a four-star admiral in the U.S. Navy and the first woman and African American to be appointed to the position of Vice Chief of Naval Operations, the second-highest ranking uniformed officer in the branch. Responsible for the Navy's day-to-day operations, she focused on cyber culture and information security in the digital age, as well as gender integration. In 2016, Admiral Howard was appointed by the President to serve as commander of U.S. Naval Forces in Europe and Africa and the Allied Joint Forces Command in Naples, Italy, making her the first woman four-star admiral to command operational forces. She retired from the Navy in 2017.

Admiral Howard's distinguished career in national defense has included both at-sea and ashore posts, placing her in key leadership positions within the areas of engineering, operations, and strategic planning, and policy. Admiral Howard is a graduate of the U.S. Naval Academy and the U.S. Army Command and General Staff College. She is currently the J.B. and Maurice C. Shapiro Professor of International Affairs at the Elliott School of International Affairs at George Washington University, where she teaches in the areas of cybersecurity and international policy.



Director since: 2005

Age: 72

Committees:

🏛 Directors & Corporate Governance (Chair)

👤 Executive

Shirley Ann Jackson

President, Rensselaer Polytechnic Institute, a leading science and technology university that brings technological innovation to the marketplace

Qualifications

- Leadership and technology experience as president of Rensselaer Polytechnic Institute

- Industry and research experience as a theoretical physicist at the former AT&T Bell Laboratories

- U.S. Government service (former chairman of the U.S. Nuclear Regulatory Commission and co-chair of the President's Intelligence Advisory Board, former member of the International Security Advisory Board to the United States Secretary of State, and the President's Council of Advisors on Science and Technology)

- Regulatory experience (former member of the board of governors of the Financial Industry Regulatory Authority (FINRA))

- Affiliation with leading business and public policy associations (member of the Council on Foreign Relations, former university vice chair of the Council on Competitiveness, and former member of the board of the World Economic Forum USA)

- Outside board experience as a director of FedEx Corporation and Public Service Enterprise Group Incorporated

- Tenured professor at Rensselaer Polytechnic Institute, and formerly at Rutgers University

Relevant experience

Dr. Jackson, 72, was a theoretical physicist at the former AT&T Bell Laboratories from 1976 to 1991, professor of theoretical physics at Rutgers University from 1991 to 1995, and chairman of the U.S. Nuclear Regulatory Commission from 1995 until she assumed her current position of president of Rensselaer Polytechnic Institute in 1999. Dr. Jackson is a director of FedEx Corporation and Public Service Enterprise Group Incorporated. She has been co-chair of the President's Intelligence Advisory Board and a member of the International Security Advisory Board to the United States Secretary of State. Dr. Jackson is a fellow of the Royal Academy of Engineering (U.K.), the American Academy of Arts and Sciences, and a member of the National Academy of Engineering and the American Philosophical Society. Dr. Jackson is a recipient of the National Medal of Science, the highest award in science and engineering awarded by the U.S. Government. Dr. Jackson is a member of the Council on Foreign Relations. She is a Regent Emerita and former Vice-Chair of the Board of Regents of the Smithsonian Institution, a past president of the American Association for the Advancement of Sciences, and an honorary trustee of the Brookings Institution. Additionally, during the past five years, she served as a director of Marathon Oil Corporation and Medtronic plc.



Director since: 2010

Age: 64

Committees:

⊘ Executive Compensation & Management Resources

Andrew N. Liveris

Retired Executive Chairman, DowDuPont Inc. and Retired Chairman and Chief Executive Officer, The Dow Chemical Company, a materials, polymer, chemicals, and biological sciences enterprise

Qualifications

- Global business and technology experience as chairman, president and chief executive officer of The Dow Chemical Company and executive chairman of DowDuPont Inc.

- U.S. and international government service (former chairman of the President's American Manufacturing Committee, member of the President's Task Force on Apprenticeship Expansion, member of the Australian government's Industry Growth Centres Advisory Committee and Thailand's Board of Investment)

- Affiliation with leading business and public policy associations (vice chairman of the executive committee of the Business Roundtable and executive committee member and former chairman of The Business Council)

- Experience as a university trustee

Relevant Experience

Mr. Liveris, 64, joined Dow in 1976 and subsequently held various executive positions, including vice president of specialty chemicals from 1998 to 2000, business group president for performance chemicals from 2000 to 2003, and president and chief operating officer from 2003 to 2004. Mr. Liveris was named president and chief executive officer of Dow in 2004 and chairman in 2006. In 2016, he transitioned the president role and continued as chairman and chief executive officer of Dow until late 2017, when he transitioned to the position of executive chairman of DowDuPont, a position he held until his retirement in July 2018. Mr. Liveris is a director of WorleyParsons, Saudi Aramco and NOVONIX Limited. Additionally, Mr. Liveris served as chairman of the President's American Manufacturing Committee and now serves as a member of the President's Task Force on Apprenticeship Expansion. Mr. Liveris also serves as vice chairman of the Executive Committee of the Business Roundtable, and as an Executive Committee member and former chairman of The Business Council. Mr. Liveris is also a trustee of The King Abdullah University of Science and Technology (KAUST), the California Institute of Technology and the United States Council for International Business (USCIB).



NEW Director since:
2018

Age: 60

Committees:

 Executive Compensation & Management Resources

Martha E. Pollack

President, Cornell University, a leading research university that creates new technologies and achieves fundamental breakthroughs in understanding and improving lives around the world

Qualifications

- Organizational leadership, management and risk oversight, and management experience as president of Cornell University

- Research experience as a computer scientist with expertise in artificial intelligence as a professor of computer science, information science, and linguistics

- U.S. Government service as a former member of the advisory committee for the National Science Foundation's Computer and Information Science and Engineering Division

- Healthcare experience as a former member of the Board of Directors of the University of Michigan Hospitals and Health Center, and as a member (*ex officio*) of the board of overseers of Weill Cornell Medicine

- Technology experience as a fellow of the Association for Computing Machinery, a former president of the Association for the Advancement of Artificial Intelligence, a former board member of the Computing Research Association, and a former member of the technical staff in the Artificial Intelligence Center at SRI International

Relevant experience

Dr. Pollack, 60, is the president of Cornell University and a professor of computer science, information science and linguistics. She took office in 2017. From 2000 to 2017, Dr. Pollack held various positions at the University of Michigan with increasing responsibility, including dean of the School of Information, vice provost for academic and budgetary affairs, and finally, provost and executive vice president for academic affairs. Dr. Pollack is a fellow of the American Association for the Advancement of Science, the Association for Computing Machinery and the Association for the Advancement of Artificial Intelligence. Dr. Pollack has served as editor-in-chief of the *Journal of Artificial Intelligence Research*, a former president of the Association for the Advancement of Artificial Intelligence, a former member of the technical staff in the Artificial Intelligence Center at SRI International, a member of the advisory committee for the National Science Foundation's Computer and Information Science and Engineering Division, and a former member of the board of directors of the Computing Research Association. Dr. Pollack also served on the Steering Committee of the Jacobs Technion-Cornell Institute, the academic partnership between Cornell and Technion-Israel Institute of Technology at Cornell Tech.

Director since: 2012

Age: 61

Committees:

 Executive (Chair)

Virginia M. Rometty

Chairman, President and Chief Executive Officer, IBM

Qualifications

- Global business and technology experience as chairman, president and chief executive officer of IBM

- Affiliation with leading business and public policy associations (member of the Business Roundtable, the Council on Foreign Relations and the Peterson Institute for International Economics)

- U.S. Government service (former member of the President's Export Council)

- Experience as a university trustee

Relevant Experience

Mrs. Rometty, 61, joined IBM in 1981. She was elected senior vice president of Global Business Services in 2005, senior vice president of Sales and Distribution in 2009, senior vice president and group executive of Sales, Marketing, and Strategy in 2010, president and chief executive officer of IBM in early 2012 and chairman in late 2012. She is a member of the Business Roundtable, the Council on Foreign Relations, the Board of Trustees of Northwestern University and the Board of Overseers and Managers of Memorial Sloan-Kettering Cancer Center, and formerly served on the President's Export Council.



Director since: 2017

Age: 67

Committees:

⊘ Executive Compensation & Management Resources

Joseph R. Swedish

Senior Advisor and Retired Chairman, President and Chief Executive Officer, Anthem, Inc., a leading health benefits provider

Qualifications

- Global business and technology experience as executive chairman, president, and chief executive officer of Anthem, Inc.
- Affiliation with leading business and public policy associations (former member of the Business Roundtable and graduate member of The Business Council)
- Outside board and technology experience as a director of CDW Corporation
- Experience as the chairman of a university oversight board

Relevant experience

Mr. Swedish, 67, joined Anthem in 2013 as chief executive officer and was named chairman of Anthem's board in 2015. He was the chairman, chief executive officer and president until late 2017 when he retired and became the executive chairman, a position he held until his retirement in May 2018.

Prior to joining Anthem, he was the division president of Hospital Corporation of America from 1993 to 1998, president and chief executive officer of Centura Health from 1999 to 2004 and then served as president and chief executive officer of Trinity Health Corporation from 2004 to 2013. Mr. Swedish is a director of Centrexion Therapeutics and Mesoblast Limited. He also served as a director of the Blue Cross Blue Shield Association, the National Institute for Health Care Management, the Central Indiana Corporate Partnership, Inc. and as a member of the Business Roundtable. Mr. Swedish currently serves as chairman of the Board of Visitors of Duke University's Fuqua School of Business and was the past chairman of America's Health Insurance Plans. He is a graduate member of The Business Council and a member of the Duke Margolis External Advisory Board. He is also a director of CDW Corporation and Proteus Digital Health, Inc. Mr. Swedish also serves as Co-Founder & Partner at Concord Health Partners, a private equity firm focused on strategic investing in healthcare portfolio companies.



Director since: 2001

Age: 70

Committees:

🏛 Directors & Corporate Governance

Sidney Taurel

Chairman Emeritus, Eli Lilly and Company, a pharmaceutical company
Chairman, Pearson plc, a provider of digital education products and services

Qualifications

- Global business experience as chairman of Pearson plc and chairman and chief executive officer of Eli Lilly and Company
- Private equity management and investment banking experience as former senior advisor of Capital Royalty L.P. and senior advisor of Moelis & Company
- U.S. Government service (former member of the Homeland Security Advisory Council, the President's Export Council and the Advisory Committee for Trade Policy and Negotiations)
- Affiliation with leading business association (graduate member of The Business Council)
- Outside board experience as a director of McGraw Hill Financial, Inc.
- Member of a university oversight board

Relevant experience

Mr. Taurel, 70, joined Eli Lilly in 1971 and held management positions in the company's operations in South America and Europe. He was named president of Eli Lilly International Corporation in 1986, executive vice president of the Pharmaceutical Division in 1991, executive vice president of Eli Lilly and Company in 1993, and president and chief operating officer in 1996. He was named chief executive officer of Eli Lilly and Company in 1998 and chairman in 1999. Mr. Taurel retired as chief executive officer in early 2008 and as chairman in late 2008. He became chairman of Pearson plc in 2016. He is also a member of the Board of Overseers of the Columbia Business School, a graduate member of The Business Council and a trustee of the Indianapolis Museum of Art. Additionally, during the past five years, he was a director of McGraw Hill Financial, Inc.



Director since: 2015

Age: 60

Committees:
 Audit

Peter R. Voser

Retired Chief Executive Officer, Royal Dutch Shell plc, a global group of energy and petrochemical companies; **Chairman, ABB Ltd.,** a global group of power and automation companies

Qualifications

- Global business and technology experience as chairman of ABB Ltd. and chief executive officer of Royal Dutch Shell plc

- Affiliation with leading business and public policy associations (former member of the European Round Table of Industrialists and a former member of The Business Council)

- Outside board experience as a director of Roche Holding Limited and Temasek

Relevant experience

Mr. Voser, 60, joined Shell in 1982 and held a variety of finance and business roles including chief financial officer of Oil Products. In 2002, he joined the Asea Brown Boveri (ABB) Group of Companies as chief financial officer and a member of the ABB Group executive committee. Mr. Voser returned to Shell in 2004, becoming a managing director of The Shell Transport and Trading Company, p.l.c. and chief financial officer of the Royal Dutch/Shell Group. He was appointed chief executive officer of Royal Dutch Shell plc in 2009 and held that position until his retirement in late 2013. Mr. Voser was named chairman of ABB Ltd. in 2015. He is a director of Roche Holding Limited, Temasek, as well as PSA International Pte Ltd, Singapore, a Temasek subsidiary. Mr. Voser is also active in a number of international and bilateral organizations.



Director since: 2017

Age: 65

Committees:
 Audit

Frederick H. Waddell

Retired Chairman and Chief Executive Officer, Northern Trust Corporation,
a financial services company

Qualifications

- Global business and technology experience as chairman and chief executive officer of Northern Trust Corporation

- Outside board experience as a director of AbbVie Inc.

- Experience as a university trustee

Relevant experience

Mr. Waddell, 65, joined Northern Trust Corporation in 1975 and served as the chairman of the board from November 2009 until his retirement in January 2019. He previously served as chief executive officer from 2008 through 2017, as president from 2006 through 2011 and again from October to December 2016, and as chief operating officer from 2006 to 2008. Additionally, Mr. Waddell is a member of the Board of Trustees of Northwestern University and a director of AbbVie Inc.

Hutham S. Olayan and James W. Owens are not nominees for election, and their terms on the Board will end in April 2019.

✓ **THE BOARD RECOMMENDS YOU VOTE FOR EACH OF THE NOMINEES INTRODUCED ABOVE.**

Board and Governance

Committees of the Board

Members of the Audit Committee, Directors and Corporate Governance Committee, and the Executive Compensation and Management Resources Committee are non-management directors who, in the opinion of the Board, satisfy the independence criteria established by the Board, and the standards of the Securities and Exchange Commission (SEC) and the New York Stock Exchange (NYSE).

Director	Audit	Directors & Corporate Governance	Executive Compensation & Management Resources	Executive
Michael L. Eskew	Chair			✓
David N. Farr	✓			
Alex Gorsky			Chair	✓
Michelle J. Howard		✓		
Shirley Ann Jackson		Chair		✓
Andrew N. Liveris			✓	
Martha E. Pollack			✓	
Virginia M. Rometty				Chair
Joseph R. Swedish			✓	
Sidney Taurel		✓		
Peter R. Voser	✓			
Frederick H. Waddell	✓			

Board Committee Refreshment

On at least an annual basis, the Directors and Corporate Governance Committee reviews committee assignments and discusses whether rotation of Committee members and Committee Chairs is appropriate to introduce fresh perspectives and to broaden and diversify the views and experiences represented on the Board's Committees. In 2018, the Board rotated several committee positions. Mr. Taurel rotated from the Executive Compensation and Management Resources Committee to the Directors and Corporate Governance Committee, and Mr. Swedish rotated from the Directors and Corporate Governance Committee to the Executive Compensation and Management Resources Committee. Additionally, Mr. Gorsky was appointed as the chair of the Executive Compensation and Management Resources Committee. In 2019, Mr. Waddell joined the Audit Committee, Dr. Pollack joined the Executive Compensation Management Resources Committee, and Admiral Howard joined the Directors and Corporate Governance Committee.

Audit Committee

Key Responsibilities:

The Audit Committee is responsible for reviewing reports of IBM's financial results, audit results, internal controls, and adherence to IBM's Business Conduct Guidelines in compliance with applicable laws and regulations, including federal procurement requirements. Concurrent with that responsibility, set out more fully in the Charter, the Audit Committee performs many other functions, including:

Members:

Michael Eskew (Chair)
David Farr
Peter Voser
Frederick Waddell

Audit Committee Financial Experts:

Michael Eskew
David Farr
Peter Voser
Frederick Waddell

Number of meetings in 2018: 10

- selecting the independent registered public accounting firm and reviewing its selection with the Board;
- annually preapproving the proposed services to be provided by the accounting firm during the year;
- reviewing the procedures of the independent registered public accounting firm for ensuring its independence with respect to the services performed for IBM; and
- meeting with management prior to each quarterly earnings release.

The Audit Committee chair, pursuant to authority delegated by the Audit Committee, may approve engagements with the independent registered public accounting firm that are outside the scope of the services and fees approved by the Committee, which are later presented to the Committee.

The Board has determined that each member of the Committee qualifies as an Audit Committee Financial Expert as defined by the rules of the SEC.

Charter: *http://www.ibm.com/investor/governance/audit-committee-charter.html*

Directors and Corporate Governance Committee

Key Responsibilities:

The Directors and Corporate Governance Committee is devoted primarily to the continuing review and articulation of the governance structure and practices of the Board. Concurrent with that responsibility, set out more fully in the Charter, the Directors and Corporate Governance Committee performs many other functions, including:

Members:

Shirley Ann Jackson (Chair)
Michelle Howard
Sidney Taurel

Number of meetings in 2018: 4

- recommending qualified candidates to the Board for election as directors of IBM, including the slate of directors that the Board proposes for annual election by stockholders at the Annual Meeting, and planning for future Board and Committee refreshment actions;
- advising and making recommendations to the Board on all matters concerning directorship practices, and on the function and duties of the committees of the Board;
- making recommendations to the Board on compensation for non-management directors;
- reviewing and considering IBM's position and practices on significant public policy issues, such as protection of the environment, corporate social responsibility, sustainability, and philanthropic contributions; and
- reviewing and considering stockholder proposals, including those dealing with issues of public and social interest.

As discussed above, the Committee is responsible for recommending qualified candidates to the Board for election as directors of IBM. The Committee recommends candidates based on their business or professional experience, the diversity of their background (including gender and ethnic diversity), and their talents and perspectives.

Charter: *http://www.ibm.com/investor/governance/director-and-corporate-governance.html*

Executive Compensation and Management Resources Committee



Members:

Alex Gorsky (Chair)
Andrew Liveris
Martha Pollack
Joseph Swedish

Number of meetings in 2018: 5

Key Responsibilities:

The Executive Compensation and Management Resources Committee has responsibility for defining and articulating IBM's overall executive compensation philosophy, and administering and approving all elements of compensation for elected corporate officers. Concurrent with that responsibility, set out more fully in the Charter, the Executive Compensation and Management Resources Committee performs many other functions, including:

- reviewing and approving the corporate goals and objectives relevant to the Chairman and CEO's compensation, evaluating her performance in light of those goals and objectives and, together with the other independent directors, determining and approving the Chairman and CEO's compensation based on this evaluation;

- reviewing IBM's management resources programs, including overseeing, along with the full Board, the succession-planning process of the CEO and other senior management positions;

- approving, by direct action or through delegation, participation in and all awards, grants, and related actions under IBM's various equity plans;

- reviewing changes in IBM's pension plans primarily affecting corporate officers;

- managing the operation and administration of the IBM Supplemental Executive Retention Plan;

- reviewing the compensation structure for IBM's officers and providing oversight of management's decisions regarding performance and compensation of other employees; and

- monitoring compliance with stock ownership guidelines.

The Committee reports to stockholders as required by the SEC (see 2018 Report of the Executive Compensation and Management Resources Committee of the Board of Directors below).

Members of the Committee are not eligible to participate in any of the plans or programs that the Committee administers.

Charter: *http://www.ibm.com/investor/governance/executive-compensation-and-management-resources.html*

Compensation Committee Interlocks and Insider Participation: None

Messrs. Gorsky, Liveris, McNerney, Taurel, and Swedish each served as members of the Executive Compensation and Management Resources Committee in 2018. All members of the Committee were independent directors, and no member was an employee or former employee of IBM. During 2018, none of our executive officers served on the compensation committee or board of directors of another entity whose executive officer served on our Executive Compensation and Management Resources Committee or Board. Therefore, there is no relationship that requires disclosure as a Compensation Committee interlock.

Executive Committee



The Executive Committee is empowered to act for the full Board in intervals between Board meetings, with the exception of certain matters that by law may not be delegated. The Committee meets as necessary, and all actions by the Committee are reported at the next Board of Directors meeting. The Committee did not meet in 2018.

Members: **Virginia M. Rometty (Chair)**
Michael L. Eskew
Alex Gorsky
Shirley Ann Jackson

Number of meetings in 2018: 0

Corporate Governance

IBM's Corporate Governance Principles

IBM's Board of Directors has long adhered to governance principles designed to ensure the continued vitality of the Board and excellence in the execution of its duties. Since 1994, the Board has had in place a set of governance guidelines reflecting these principles, including the Board's policy of requiring a majority of the Board to be comprised of independent directors, the importance of equity compensation to align the interests of directors and stockholders, and the practice of regularly scheduled executive sessions, including sessions of non-management directors without members of management. The IBM Board Corporate Governance Guidelines reflect IBM's principles on corporate governance matters. These guidelines are available at *https://www.ibm.com/investor/governance/corporate-governance-guidelines.html*.

 **NEW** **Developments:**

- **Changed Presiding Director title to Lead Director**
- **Signatory of Commonsense Principles 2.0**
- **Endorser of Investor Stewardship Group Principles**

IBM also has a code of ethics for directors, executive officers, and employees. The Business Conduct Guidelines are available on our website at *https://www.ibm.com/investor/att/pdf/BCG_English_Accessible_2018.pdf*. Any amendment to, or waiver of, the Business Conduct Guidelines that applies to one of our directors or executive officers may be made only by the Board or a Board committee, and would be disclosed on IBM's website.

The process by which stockholders and other interested parties may communicate with the Board or non-management directors of IBM is available at *http://www.ibm.com/investor/governance/contact-the-board.html*.

Independent Board

Under the IBM Board Corporate Governance Guidelines, the Directors and Corporate Governance Committee and the full Board annually review the financial and other relationships between the independent directors and IBM as part of the assessment of director independence. The Directors and Corporate Governance Committee makes recommendations to the Board about the independence of non-management directors, and the Board determines whether those directors are independent. In addition to this annual assessment of director independence, independence is monitored by the Directors and Corporate Governance Committee and the full Board on an ongoing basis.

The independence criteria established by the Board in accordance with NYSE requirements and used by the Directors and Corporate Governance Committee and the Board in their assessment of the independence of directors is available at *http://www.ibm.com/investor/governance/director-independence-standards.html*.

Applying those standards to the non-management directors, including those not standing for election, as well as former non-management directors who served during 2018, the Committee and the Board have determined that each of the following directors has met the independence standards: K.I. Chenault, M.L. Eskew, D.N. Farr, M. Fields, A. Gorsky, M.J. Howard, S.A. Jackson, A.N. Liveris, W.J. McNerney, Jr., H.S. Olayan, J.W. Owens, M.E. Pollack, J.R. Swedish, S. Taurel, P.R. Voser and F.H. Waddell. Mr. Eskew's son is employed by IBM and is not an executive officer. He was hired over a year before Mr. Eskew joined IBM's Board, and his compensation and other terms of employment are determined on a basis consistent with IBM's human resources policies. Based on the foregoing, the Board has determined that this relationship does not preclude a finding of independence for Mr. Eskew.

Director Attendance

In 2018, the Board held nine meetings and the committees collectively met 19 times. The Board and the Directors and Corporate Governance Committee recognize the importance of director attendance at Board and committee meetings. In 2018:

- Overall attendance at Board and committee meetings was over 95%; and
- Attendance was at least 75% for each director.

In addition, each director nominee attended IBM's 2018 Annual Meeting of Stockholders. IBM's policy with regard to Board members' attendance at annual meetings of stockholders is available at *http://www.ibm.com/investor/governance/director-attendance-at-annual-meeting.html*.

Executive Session

Regularly scheduled executive sessions, including sessions of independent directors without members of management, chaired by the Lead Director, are held at each Board meeting. Additionally, executive sessions of the independent directors are led by the Chairs of the Directors and Corporate Governance, Executive Compensation and Management Resources, and Audit Committees, respectively, at least once per year.

Independent Leadership Structure

The Directors and Corporate Governance Committee is responsible for the continuing review of the governance structure of the Board, and for recommending to the Board those structures and practices best suited to IBM and its stockholders. The Committee and the Board recognize that different structures may be appropriate under different circumstances. Mrs. Rometty serves as IBM's Chairman and CEO and Mr. Eskew serves as IBM's independent Lead Director, a structure that the Directors and Corporate Governance Committee and the full Board believe is currently in the best interests of IBM and its stockholders. A strong, independent Lead Director with clearly defined duties and responsibilities further enhances the contributions of IBM's independent directors, which have been and continue to be substantial. Mr. Eskew, the Lead Director, has significant global business, technology, leadership, and oversight experience as the former chairman and chief executive officer of United Parcel Service, Inc.

The Board strongly believes that its leadership structure strikes the right balance of allowing our Chairman and CEO to promote a clear, unified vision for the Company's strategy and to provide the leadership critical for effectively and efficiently implementing the actions needed to ensure strong performance over the long term, while ensuring robust, independent oversight by the Board and Lead Director.

Role of the Lead Director

Mr. Eskew, the Lead Director, has the following core responsibilities:

☑ preside at all meetings of the Board at which the Chairman is not present, including executive sessions of the independent directors, which are held at every Board meeting;

☑ serve as liaison between the Chairman and the independent directors;

☑ approve information sent to the Board;

☑ approve meeting agendas for the Board;

☑ approve meeting schedules in collaboration with the Chairman to ensure there is sufficient time for discussion of all agenda items;

☑ authority to call meetings of the independent directors; and

☑ if requested by major stockholders, ensure that he is available, as necessary after discussions with the Chairman and Chief Executive Officer, for consultation and direct communication.

In addition to these core responsibilities, the Lead Director engages in other regular activities, including:

☑ one-on-one debriefs with the Chairman after each meeting;

☑ analyze CEO performance in Executive Session in conjunction with the Executive Compensation & Management Resources Committee chair;

☑ review feedback from the Board and committee evaluation process, working with the Directors and Corporate Governance Committee chair on enhancements to Board processes and practices;

☑ spend time with senior management outside of Board meetings to ensure a deep understanding of the business and strategy of the Company; and

☑ attend other Directors and Corporate Governance and Executive Compensation and Management Resources Committee meetings in addition to the committee he chairs.

The full Board reviews our leadership structure at least annually to ensure the allocation of responsibilities remains appropriate.

In 2019, following each of their self-assessments and annual reviews, the Directors and Corporate Governance Committee and the Board as a whole continue to believe that this leadership structure provides IBM with the benefits of combining the leadership role of Chairman and CEO and the unique strengths and capabilities of the Lead Director and the other independent Board members.

Board Evaluation Process

IBM's Board utilizes a comprehensive, multi-part process for its ongoing self-evaluation to ensure that the Board is operating effectively and that its processes reflect best practices. Each year, IBM's Directors and Corporate Governance Committee oversees the evaluation process to ensure that the full Board and each committee conduct an assessment of their performance and solicit feedback for enhancement and improvement.

1   **The Board conducts an annual self-evaluation to review the effectiveness of the Board and its committees, led by the Chair of the Directors and Corporate Governance Committee. In this comprehensive review, the self-evaluation focuses on:**

- The composition and performance of the Board, including the size, mix of skills and experience and director refreshment practices;
- The quality and scope of the materials distributed in advance of meetings;
- The Board's access to Company executives and operations;
- The promotion of rigorous decision making by the Board and the committees;
- The effectiveness of the Board and committee evaluation processes; and
- The overall functioning of the Board and its committees.

2   **Each committee also performs a self-evaluation in executive session on an annual basis.**
- The Audit Committee's evaluation, for example, includes individual, one-on-one interviews between IBM's internal General Auditor and each member of the Committee.

3   **The Chairman and CEO holds individual, one-on-one interviews with each IBM director to obtain his or her candid assessment of director performance, Board dynamics and the effectiveness of the Board and its committees.**

4   **The Chairman shares insights from each of these meetings with the Lead Director, the Chair of the Directors and Corporate Governance Committee, and the full Board.**

5   **The Board meets in executive session to discuss the results of the evaluation and any other issues that directors may want to raise.**

6   **Self-evaluation items requiring follow-up and execution are monitored on an ongoing basis by the Board, each of the committees, and by IBM management. While this formal self-evaluation is conducted on an annual basis, directors share perspectives, feedback, and suggestions continuously throughout the year.**

Succession Planning

IBM has long been recognized for its leadership and talent development. As part of this, one of the Board's most important responsibilities is to ensure that IBM has the appropriate management to execute the Company's long-term strategy. To fulfill this responsibility, the full Board meets at least annually to actively review and plan the succession of the CEO and other senior management positions.

During these reviews, at least annually, the Board discusses:

- Succession process and timeline;
- Profile and candidate assessments, both internal and external, for the CEO and other senior leadership positions;
- Leadership pipeline and development plans for the next generation of senior leadership; and
- Diversity, inclusion, and Company culture.

The Executive Compensation and Management Resources Committee also regularly reviews succession planning and the Company's management resources programs.

Stockholder Rights and Accountability

At IBM, we routinely evaluate our governance practices to maintain strong Board and management accountability and to promote stockholder rights through transparent policies that enhance investor and public trust. We believe that sound corporate governance is critical to achieving business success and serves the best interests of our stockholders.

Highlights of our commitment to stockholder rights include:

- Annual election of all Directors
- Majority voting for Directors
- Stockholder ability to call Special Meetings
- Proxy access rights for stockholders owning at least 3% of outstanding shares for 3 years
- Robust stockholder engagement program
- No stockholder rights plan or poison pill provisions
- No supermajority voting provisions
- Confidential voting
- **NEW** Signatory of Commonsense Principles 2.0
- **NEW** Endorser of Investor Stewardship Group Principles

Political Contributions and Lobbying

IBM is committed to meaningful management, oversight, and accurate reporting with respect to our engagement with government officials, and we consistently seek to provide our stockholders with relevant data regarding our public policy engagement.

Political Contributions:

IBM has a long-standing policy not to make contributions of any kind (money, employee time, goods or services), directly or indirectly, to political parties or candidates, including through intermediary organizations, such as political action committees, campaign funds, or trade or industry associations. This policy applies equally in all countries and across all levels of government, even where such contributions are permitted by law.

IBM does not have a Political Action Committee and does not engage in independent expenditures or electioneering communications as defined by law.

Lobbying:

IBM engages in lobbying activities in accordance with applicable law and the requirements of IBM's Business Conduct Guidelines. All IBM lobbying activities, including by third parties on behalf of IBM, require the prior approval of the IBM Office of Government and Regulatory Affairs.

IBM files periodic reports with the Secretary of the U.S. Senate and the Clerk of the U.S. House of Representatives detailing its U.S. federal lobbying activities and expenditures, with U.S. state and municipal governments, where required, and with the European Union Transparency Register.

Trade Associations:

IBM joins trade and industry associations that add value to IBM, its stockholders and employees. These groups have many members from a wide variety of industries, and cover broad sets of public policy and industry issues. As a result, there may be occasions where the views of a particular association on one or more specific issues are different than IBM's views.

IBM conducts due diligence on trade associations before making contributions to be sure that the association is reputable and has no history of malfeasance. Company policy restricts trade and industry associations from using IBM funds to engage in political expenditures. IBM has procedures to ensure that IBM payments to trade or industry associations comply with this policy.

The IBM Board of Directors, as part of its oversight function, periodically receives reports from senior management relating to IBM's policies and practices regarding governmental relations, public policy, and any associated expenditures.

IBM's senior management, under the leadership of the IBM Office of Government and Regulatory Affairs, closely monitors all public policy advocacy efforts, as well as any lobbying activities.

> **The Center for Political Accountability's 2018 Report on Corporate Political Disclosure and Accountability gave IBM a score of 98.6 out of 100, placing IBM in the "First Tier" of companies whose political disclosure and spending practices were evaluated.**

IBM's policies and practices with regard to public policy matters, including lobbying activities and expenditures, are available on its website: *http://www.ibm.com/investor/governance/public-policy-matters.html.*

Insurance and Indemnification

IBM has renewed its directors and officers indemnification insurance coverage. This insurance covers directors and officers individually where exposures exist other than those for which IBM is able to provide indemnification. This coverage runs from June 30, 2018 through June 30, 2019, at a total cost of approximately $4.9 million. The primary carrier is XL Specialty Insurance Company.

Strategy Oversight

The Board actively oversees IBM's long-term business strategy and is actively engaged in ensuring that IBM's culture reflects its longstanding commitment to integrity, compliance, and inclusion. The Board is continuously engaged with management on these topics. For example, each year, the Board holds a two-day strategy session, which includes presentations from many senior executives across the Company's business units. Additionally, at Board meetings, the Board routinely engages with senior management on critical business matters that tie to the Company's overall strategy. In addition, the Board periodically travels to key IBM facilities, both domestically and internationally, to obtain a first-hand look at the Company's operations in strategically important business units and geographic areas. During this past year, the Board visited four different locations. Furthermore, the Board regularly meets with IBMers who represent the next generation of leadership at the Company to ensure that the Company's leadership pipeline remains diverse and inclusive, and is linked to its long-term strategy.

Risk Oversight

In recent years, much attention has been given to the subject of risk and how companies assess and manage risk across the enterprise. At IBM, we believe that innovation and leadership are impossible without taking risks. We also recognize that imprudent acceptance of risk or the failure to appropriately identify and mitigate risk could be destructive to stockholder value.

In addition, an overall review of risk is inherent in the Board's consideration of IBM's long-term strategies and in the transactions and other matters presented to the Board, including capital expenditures, acquisitions and divestitures, and financial matters. The Board's role in risk oversight of IBM is consistent with IBM's leadership structure, with the CEO and other members of senior management having responsibility for assessing and managing IBM's risk exposure, and the Board and its committees providing oversight in connection with those efforts.

The Board is responsible for overseeing management in the execution of its responsibilities and for assessing IBM's approach to risk management. The Board exercises these responsibilities regularly as part of its meetings and also through the Board's three committees, each of which examines various components of enterprise risk as part of their responsibilities. The full Board regularly reviews IBM's enterprise risk management framework and processes.

The Audit Committee continuously reviews financial and audit risks identified through IBM's enterprise management framework.

The Executive Compensation and Management Resources Committee is responsible for assessing risks relating to IBM's compensation programs and employee engagement as an indicator of Company culture, as well as IBM's evolving demands for talent.

The Directors and Corporate Governance Committee oversees risks associated with government and industry regulations, as well as corporate social responsibility, sustainability, environmental, and other societal and governance matters.

IBM's senior management is responsible for assessing and managing IBM's various exposures to risk on a day-to-day basis, including the creation of appropriate risk management programs and policies. IBM has developed a consistent, systemic and integrated approach to risk management, including the enterprise risk management framework, to help determine how best to identify, manage, and mitigate significant risks throughout IBM. Management regularly reports to the Board and the committees on a variety of risks.

𝒾 Cybersecurity

Cybersecurity is a critical part of risk management at IBM. To more effectively address cybersecurity threats, IBM has a dedicated CISO whose team is responsible for leading enterprise-wide information security strategy, policy, standards, architecture, and processes. The CISO is part of IBM's Enterprise & Technology Security group, which works across all of the organizations within the Company to protect IBM, its brand and its clients against cybersecurity risks.

Cybersecurity oversight consists of the Board and Audit Committee each receiving regular updates from senior management, including the CISO, as well as from cybersecurity experts in areas such as rapidly evolving cybersecurity threats, cybersecurity technologies and solutions deployed internally and with IBM clients, major cyber risks areas and policies and procedures to addresses those risks, and cybersecurity incidents.

𝒾 Environmental and Climate Change Risk

Identification and management of environmental and climate-related risks is an aspect of IBM's overall enterprise risk management processes. Environmental and climate-related risks are assessed and managed by IBM senior management, who provide regular updates to the Board and to the Directors and Corporate Governance Committee. In addition, IBM has established internal objectives and targets for energy conservation, procurement of renewable energy, carbon dioxide emissions reduction and other key environmental performance indicators. Performance against these objectives and targets is routinely monitored, and results are reviewed annually by the Directors and Corporate Governance Committee. Details on IBM's performance against key environmental performance indicators can be found in our Annual Environmental Report at *https://www.ibm.com/ibm/environment/annual/reporting.shtml*.

For the past 28 consecutive years, IBM has voluntarily published a Corporate Environmental Report providing detailed information on our environmental programs and performance. IBM's uninterrupted annual publication of this report since 1990 is unsurpassed across our industry. The most recent Corporate Environmental Report is available at: *https://www.ibm.com/ibm/responsibility/2017/*

IBM's Approach to Corporate Responsibility & Sustainability

Under the guidance and supervision of the Board, IBM pursues the highest standards of corporate responsibility by embedding IBM's core values in all of its corporate responsibility policies, practices, and programs. A comprehensive look at all of IBM's corporate responsibility policies, practices, and programs can be found at *https://www.ibm.com/ibm/responsibility/*.

IBM's dedication to economic, environmental, and societal performance and leadership is an integral part of IBM's long-term performance strategy. The Board, in conjunction with the appropriate committees, has oversight responsibility for each of these areas.

For example, the Directors and Corporate Governance Committee reviews the Company's position and practices on significant issues such as the protection of the environment and Corporate Citizenship efforts, including philanthropic contributions and engagement with the communities in which the Company operates.

U.N. Sustainable Development Goals: IBM's Contributions

Adopted in 2015, the 17 U.N. Sustainable Development Goals (SDGs) establish a framework to build an inclusive and sustainable world and provide an opportunity for IBM to build upon its collaboration with stakeholders from a cross section of communities, governments, and the social sector. IBM is uniquely positioned to contribute towards the achievement of the 17 SDGs through the proactive management of the Company's internal operations and supply chain, corporate citizenship programs, diversity and inclusion practices, and most importantly, the IBM products, solutions, and services that IBM offers to clients.

Products, Services & Solutions


2 ZERO HUNGER
3 GOOD HEALTH AND WELL-BEING
9 INDUSTRY, INNOVATION AND INFRASTRUCTURE
11 SUSTAINABLE CITIES AND COMMUNITIES
12 RESPONSIBLE CONSUMPTION AND PRODUCTION
13 CLIMATE ACTION
14 LIFE BELOW WATER

IBM's products, services, and solutions enable clients to conserve natural resources, reduce the environmental impacts associated with their operations, and make informed decisions that drive improved sustainability.

For example, at IBM we believe in the power of blockchain for social good:

- **The Plastic Bank** is using IBM Blockchain to help more than 1 billion people living in areas of high poverty and plastic pollution to collect and trade that waste for digital tokens to purchase useful goods, including food and water.
- **IBM Food Trust™** uses blockchain technology to connect growers, processors, distributors, and retailers, creating a trusted and shared record of food supply chain data.

Workplace Diversity and Inclusion


5 GENDER EQUALITY
10 REDUCED INEQUALITIES

IBM's workforce diversity and inclusion programs are helping to promote gender equality. Programs such as Tech Re-Entry, Business Resource Groups, and Constituency Councils are creating an equal opportunity workforce that celebrates diversity, inclusion, and innovation.

Environmental Programs


6 CLEAN WATER AND SANITATION
7 AFFORDABLE AND CLEAN ENERGY
12 RESPONSIBLE CONSUMPTION AND PRODUCTION
13 CLIMATE ACTION

IBM operations align with the U.N. SDGs, ranging from programs to conserve energy, water, and other resources; to its commitments to source renewable energy; to the way we design our products to be reused, recycled, and disposed of properly at the end of their useful lives; to preventing pollution from our operations.

IBM is also contributing to the U.N. SDGs through its global environmental management system, product stewardship, energy conservation, climate protection, pollution prevention, and product recycling efforts.

Supply Chain


5 GENDER EQUALITY
8 DECENT WORK AND ECONOMIC GROWTH
9 INDUSTRY, INNOVATION AND INFRASTRUCTURE
10 REDUCED INEQUALITIES
12 RESPONSIBLE CONSUMPTION AND PRODUCTION
13 CLIMATE ACTION
16 PEACE, JUSTICE AND STRONG INSTITUTIONS

IBM addresses the environmental and social responsibility aspects of the Company's global supply chain, which includes more than 13,000 members.

Initiatives include the responsible sourcing of packaging materials, conducting environmental supplier audits, fostering supplier diversity, and applying the Responsible Business Alliance (RBA) Supplier Code of Conduct.

Corporate Citizenship


1 NO POVERTY
2 ZERO HUNGER
3 GOOD HEALTH AND WELL-BEING
4 QUALITY EDUCATION
5 GENDER EQUALITY
6 CLEAN WATER AND SANITATION
7 AFFORDABLE AND CLEAN ENERGY
8 DECENT WORK AND ECONOMIC GROWTH
9 INDUSTRY, INNOVATION AND INFRASTRUCTURE
10 REDUCED INEQUALITIES
11 SUSTAINABLE CITIES AND COMMUNITIES
12 RESPONSIBLE CONSUMPTION AND PRODUCTION
13 CLIMATE ACTION
14 LIFE BELOW WATER
15 LIFE ON LAND
16 PEACE, JUSTICE AND STRONG INSTITUTIONS
17 PARTNERSHIPS FOR THE GOALS

Through an integrated portfolio of programs, IBM's corporate citizenship initiatives are contributing to the 17 U.N. SDGs by applying IBM technology and talent to create innovative solutions for education, economic development, environmental sustainability, healthcare, and more.

Programs, including Corporate Service Corps (CSC), IBM Volunteers, Impact Grants, Teacher Advisor with Watson, IBM Health Corps, and Pathways in Technology Early College High Schools (P-TECH), are advocating for cultural, geographic, and gender equality and providing opportunities for women and those from low-income backgrounds to participate in education and the global economy.

A comprehensive look at IBM's contributions to the U.N. Sustainable Development Goals can be found at *https://www.ibm.com/ibm/environment/news/ibm_unsdgs_2018.pdf*

Certain Transactions and Relationships

Under IBM's written related person transactions policy, information about transactions involving related persons is assessed by the independent directors on IBM's Board. Related persons include IBM directors and executive officers, as well as immediate family members of directors and officers, and beneficial owners of more than five percent of IBM's common stock. If the determination is made that a related person has a material interest in any IBM transaction, then IBM's independent directors would review, approve or ratify it, and the transaction would be required to be disclosed in accordance with the SEC rules. If the related person at issue is a director of IBM, or a family member of a director, then that director would not participate in those discussions. In general, IBM is of the view that the following transactions with related persons are not significant to investors because they take place under IBM's standard policies and procedures: the sale or purchase of products or services in the ordinary course of business and on an arm's-length basis; the employment by IBM where the compensation and other terms of employment are determined on a basis consistent with IBM's human resources policies; and any grants or contributions made by IBM under one of its grant programs and in accordance with IBM's corporate contributions guidelines.

From time to time, IBM may have employees who are related to our executive officers or directors. As noted in the discussion above on "Corporate Governance—Independent Board," Mr. Eskew's son is employed by IBM. He is an executive of IBM (not an executive officer). In addition, a brother-in-law of Mrs. V.M. Rometty (Chairman and CEO) and the wife of Mr. R.F. Del Bene (Vice President and Controller) were employed as executives of IBM during 2018. A daughter of Mr. Del Bene and a brother of Dr. J.E. Kelly III (Executive Vice President) are also employed by IBM in non-executive positions. None of the above-referenced family member employees are executive officers of IBM. Each employee mentioned above received compensation in 2018 between $120,000 and $700,000. Additionally, in 2018, Mr. Eskew's son and the wife of Mr. Del Bene each received equity grants. The compensation, equity grants and other terms of employment of each of the family member employees noted above are determined on a basis consistent with IBM's human resources policies.

2018 Director Compensation Narrative

Annual Retainer: In 2018, non-management directors received an annual retainer of $325,000. Chairs of the Directors and Corporate Governance Committee and the Executive Compensation and Management Resources Committee each received an additional annual retainer of $20,000 and the chair of the Audit Committee received an additional annual retainer of $30,000. The additional retainer for the Lead Director position is $30,000.

Under the IBM Deferred Compensation and Equity Award Plan (DCEAP), 60% of the total annual retainer is required to be deferred and paid in Promised Fee Shares (PFS). Each PFS is equal in value to one share of IBM's common stock. When a cash dividend is paid on IBM's common stock, each director's PFS account is credited with additional PFS reflecting a dividend equivalent payment. With respect to the payment of the remaining 40% of the annual retainer, directors may elect one or any combination of the following: (a) deferral into PFS, (b) deferral into an interest-bearing cash account, and/or (c) receipt of cash payments on a quarterly basis during service as a Board member. IBM does not pay above-market or preferential earnings on compensation deferred by directors.

Stock Ownership Guidelines: Under the IBM Board Corporate Governance Guidelines, within five years of initial election to the Board, non-management directors are expected to have stock-based holdings in IBM equal in value to eight times the equity portion of the annual retainer initially payable to such director. Stock-based holdings mean (i) IBM shares owned personally or by members of immediate family sharing the same household, and (ii) DCEAP PFS. Stock-based holdings do not include unexercised options.

Our stock ownership guidelines remain the strongest in our peer group.

Payout under the DCEAP: Upon a director's retirement or other completion of service as a director (a) all amounts deferred as PFS are payable, at the director's choice, in cash and/or shares of IBM's common stock, and (b) amounts deferred into the interest-bearing cash account are payable in cash. Payouts may be made in any of (a) a lump sum payment as soon as practicable after the date on which the director ceases to be a member of the Board, (b) a lump sum payment paid in February of the calendar year immediately following the calendar year in which the director ceases to be a member of the Board, or (c) between two and ten annual installments, paid beginning in February following the calendar year in which the director ceases to be a member of the Board. If a director elects to receive PFS in cash, the payout of PFS is valued using the closing price of IBM common stock on the NYSE as follows: for payouts made in an immediate lump sum, IBM stock will be valued on the date on which the director ceases to be a member of the Board; for lump sum payments made in February of the calendar year immediately following the calendar year of separation or for installment payouts, IBM common stock will be valued on the last business day of the January preceding such February payment.

IBM's Matching Grants Program: In 2018, non-management directors were eligible to participate in IBM's Matching Grants Program on the same basis as IBM's employees based in the U.S. Under this program, IBM matched a director's eligible contributions in cash on a 1-to-1 basis to approved educational institutions, medical facilities and cultural or environmental institutions. Each director was also eligible for a Company match on total gifts up to $10,000 per calendar year. Amounts shown in the Director Compensation Table for matching grants may be in excess of $10,000 because such amounts include Company contributions on gifts that were made by directors in previous years.

Director Compensation Consultant: The Committee retains Semler Brossy Consulting Group, LLC (Semler Brossy) to assess trends and developments in director compensation practices and to compare IBM's practices against them. The Committee uses the analysis prepared by the consultant as part of its periodic review of IBM's director compensation practices. Other than services provided to IBM's Directors and Corporate Governance Committee and IBM's Executive Compensation and Management Resources Committee, Semler Brossy does not perform any other work for IBM. The Committee determined that Semler Brossy is free of conflicts of interest.

2018 Director Compensation Table

Name (a)	Fees Earned or Paid in Cash ($) (b)	All Other Compensation ($) (c)[1]	Total ($) (d)
Kenneth I. Chenault	325,000	202,632	527,632
Michael L. Eskew	385,000	179,701	564,701
David N. Farr	325,000	53,490	378,490
Mark Fields[2]	102,917	5,461	108,378
Alex Gorsky	328,389	47,506	375,895
Shirley Ann Jackson	345,000	166,422	511,422
Andrew N. Liveris	325,000	95,261	420,261
W. James McNerney, Jr.[3]	102,917	72,806	175,723
Hutham S. Olayan	325,000	30,324	355,324
James W. Owens	325,000	127,667	452,667
Joseph R. Swedish	325,000	4,519	329,519
Sidney Taurel	341,667	206,052	547,719
Peter R. Voser	325,000	44,001	369,001
Frederick H. Waddell	325,000	7,449	332,449

(1) Amounts in this column include the following: for Mr. Chenault: $202,507 of dividend equivalent payments on PFS; for Mr. Eskew: $179,576 of dividend equivalent payments on PFS; for Mr. Farr: $43,365 of dividend equivalent payments on PFS and $10,000 contributed by the Company under the Matching Grants Program; for Mr. Gorsky: $47,382 of dividend equivalent payments on PFS; for Dr. Jackson: $161,298 of dividend equivalent payments on PFS; for Mr. Liveris: $95,136 of dividend equivalent payments on PFS; for Mr. McNerney: $62,764 of dividend equivalent payments on PFS and $10,000 contributed by the Company under the Matching Grants Program; for Ms. Olayan: $30,200 of dividend equivalent payments on PFS; for Mr. Owens: $127,542 of dividend equivalent payments on PFS; for Mr. Taurel: $200,927 of dividend equivalent payments on PFS; and for Mr. Voser: $43,876 of dividend equivalent payments on PFS.

(2) After Mr. Fields's term on the Board ended in April 2018, Mr. Fields was paid $631,145 of earned compensation and dividend reinvestments, which had been previously deferred under the DCEAP since his election to the Board in 2016.

(3) After Mr. McNerney's term on the Board ended in April 2018, Mr. McNerney was paid $1,083,221 of earned compensation and dividend reinvestments, which had been previously deferred under the DCEAP since his election to the Board in 2009. Mr. McNerney elected to defer payment of 8,738 shares.

Fees Earned or Paid in Cash (column (b)): Amounts shown in this column reflect the annual retainer paid to each director as described above. A director receives a pro-rated amount of the annual retainer for service on the Board and, if applicable, as Lead Director or a committee chair, based on the portion of the year for which the director served.

All Other Compensation (column (c)): Amounts shown in this column represent:

• Dividend equivalent payments on PFS accounts under the DCEAP as described above.

• Group Life Insurance premiums paid by IBM on behalf of the directors.

• Value of the contributions made by IBM under IBM's Matching Grants Program as described above.

Section 16(a) Beneficial Ownership Reporting Compliance

IBM believes that all reports for IBM's executive officers and directors that were required to be filed under Section 16 of the Securities Exchange Act of 1934 in 2018 were timely filed with the exception of one report covering one purchase transaction by Mr. Farr.

Ownership of Securities

Security Ownership of Certain Beneficial Owners

The following sets forth information as to any person known to IBM to be the beneficial owner of more than five percent of IBM's common stock as of December 31, 2018.

Name and address	Number of Shares Beneficially Owned	Percent of Class
The Vanguard Group[1] 100 Vanguard Boulevard Malvern, PA 19355	71,693,361	7.88%
BlackRock, Inc.[2] 55 East 52nd Street New York, NY 10055	61,367,009	6.8%
State Street Corporation[3] State Street Financial Center One Lincoln Street Boston, MA 02111	53,721,103	5.9%

(1) Based on the Schedule 13G filed with the Securities and Exchange Commission on February 13, 2019 by The Vanguard Group and certain subsidiaries (Vanguard). Vanguard reported that it had sole voting power over 1,107,829 shares, shared voting power over 222,932 shares, sole dispositive power over 70,386,753 shares, and shared dispositive power over 1,306,608 shares. The Schedule 13G does not identify any shares with respect to which there is a right to acquire beneficial ownership. The Schedule 13G states that the shares were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of IBM.

(2) Based on the Schedule 13G filed with the Securities and Exchange Commission on February 4, 2019 by BlackRock, Inc. and certain subsidiaries (BlackRock). BlackRock reported that it had sole voting power over 52,655,362 shares and sole dispositive power over all shares beneficially owned. The Schedule 13G does not identify any shares with respect to which there is a right to acquire beneficial ownership. The Schedule 13G states that the shares were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of IBM.

(3) Based on the Schedule 13G filed with the Securities and Exchange Commission on February 13, 2019 by State Street Corporation and certain subsidiaries (State Street). State Street reported that it had shared voting power over 43,572,745 shares and shared dispositive power over 53,711,151 shares. The Schedule 13G does not identify any shares with respect to which there is a right to acquire beneficial ownership. The Schedule 13G states that the shares were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of IBM.

Common Stock and Stock-based Holdings of Directors and Executive Officers

The following table sets forth the beneficial ownership of shares of IBM's common stock as of December 31, 2018 by IBM's current directors and nominees, the executive officers named in the 2018 Summary Compensation Table, and such directors and all of IBM's executive officers as of December 31, 2018 as a group. Also shown are shares over which the named person could have acquired voting power or investment power within 60 days after December 31, 2018. Voting power includes the power to direct the voting of shares held, and investment power includes the power to direct the disposition of shares held.

IBM's current non-management directors and nominees had beneficial ownership of a total of 257,268 shares of common stock and DCEAP shares as of December 31, 2018, an increase of nearly 12% year to year. In the aggregate, these shares were valued at more than $29 million as of December 31, 2018, or an average of more than $2.4 million for each of IBM's non-management directors as of December 31, 2018.

Name	Common Stock[1]	Stock-based Holdings[2]	Acquirable within 60 days Options and RSUs[3]	Acquirable within 60 days Directors' DCEAP Shares[4]	Value of Common Stock shares at Fiscal Year End ($)[5]
Erich Clementi	31,080	89,493	12,579	N/A	3,532,864
Michael L. Eskew	0	0	0	31,574	3,589,017
David N. Farr	6,008	6,008	0	8,108	1,604,566
Alex Gorsky	0	0	0	9,420	1,070,771
Michelle Howard[8]	0	0	0	0	0
Shirley Ann Jackson	0	0	0	28,356	3,223,227
James J. Kavanaugh	46,655[6]	82,951	8,772	N/A	5,303,274
John E. Kelly III	101,441[7]	160,593	0	N/A	11,530,798
Andrew N. Liveris	0	0	0	17,301	1,966,605
Hutham S. Olayan	0	0	0	6,544	743,856
James W. Owens	6,000	6,000	0	22,670	3,258,919
Martha E. Pollack[8]	0	0	0	0	0
Virginia M. Rometty	252,044	380,293	1,500,000	N/A	28,649,841
Martin J. Schroeter	56,481	125,297	25,158	N/A	6,420,195
Joseph R. Swedish	3,261[9]	3,261	0	1,653	558,574
Sidney Taurel	23,798	23,798	0	34,892	6,671,292
Peter R. Voser	0	0	0	8,810	1,001,433
Frederick H. Waddell	2,763	2,763	0	2,754	627,117
Directors and executive officers as a group	614,201[10]	1,078,133	1,559,088[10]	172,082[10]	

(1) This column is comprised of shares of IBM common stock beneficially owned by the named person. Unless otherwise noted, voting power and investment power in the shares are exercisable solely by the named person, and none of the shares are pledged as security by the named person. Standard brokerage accounts may include nonnegotiable provisions regarding set-offs or similar rights. This column includes 51,404 shares in which voting and investment power are shared. The directors and officers included in the table disclaim beneficial ownership of shares beneficially owned by family members who reside in their households. The shares are reported in such cases on the presumption that the individual may share voting and/or investment power because of the family relationship. The shares reported in this column do not include 17,347 shares held by the IBM Personal Pension Plan Trust Fund, over which the members of the IBM Retirement Plans Committee, a management committee presently consisting of certain executive officers of IBM, have voting power, as well as the right to acquire investment power by withdrawing authority now delegated to various investment managers.

(2) For executive officers, this column is comprised of the shares shown in the "Common Stock" column and, as applicable, all restricted stock units, including retention restricted stock units, officer contributions into the IBM Stock Fund under the IBM Excess 401(k) Plus Plan, and Company contributions into the IBM Stock Fund under the Excess 401(k) Plus Plan. Some of these restricted stock units may have been deferred under the Excess 401(k) Plus Plan in accordance with elections made prior to January 1, 2008, and they will be distributed to the executive officers after termination of employment as described in the 2018 Nonqualified Deferred Compensation Narrative.

(3) For executive officers, this column is comprised of (i) shares that can be purchased under an IBM stock option plan within 60 days after December 31, 2018, and (ii) RSU awards that will vest within 60 days after December 31, 2018. For Mrs. Rometty, shares in this column are from a premium-priced option grant that can be purchased pursuant to an IBM stock option plan within 60 days after December 31, 2018.

(4) Promised Fee Shares earned and accrued under the IBM Deferred Compensation and Equity Award Plan (DCEAP) as of December 31, 2018, including dividend equivalents credited with respect to such shares. Upon a director's retirement, these shares are payable in cash or stock at the director's choice (see 2018 Director Compensation Narrative for additional information).

(5) Values in this column are calculated by multiplying the number of shares shown in the "Common Stock" column plus the "Directors' DCEAP Shares" column by the closing price of IBM stock on the last business day of the 2018 fiscal year ($113.67).

(6) Includes 15,174 shares in which voting and investment power are shared.

(7) Includes 26,547 shares in which voting and investment power are shared.

(8) Dr. Pollack joined the Board on February 1, 2019 and Admiral Howard joined the Board on March 1, 2019.

(9) Voting and investment power are shared.

(10) The total of these three columns represents less than 1% of IBM's outstanding shares, and no individual's beneficial holdings totaled more than 1/5 of 1% of IBM's outstanding shares.

2018 Executive Compensation

Message to Stockholders

Report of the Executive Compensation and Management Resources Committee of the Board of Directors

Set out below is the Compensation Discussion and Analysis, which is a discussion of IBM's executive compensation programs and policies written from the perspective of how we and management view and use such programs and policies. Given the Committee's role in providing oversight to the design of those programs and policies, and in making specific compensation decisions for senior executives using those programs and policies, the Committee participated in the preparation of the Compensation Discussion and Analysis, reviewing successive drafts of the document and discussing those with management. The Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement. We join with management in welcoming readers to examine our pay practices and in affirming the commitment of these pay practices to the long-term interests of stockholders.

Alex Gorsky (chair)
Andrew N. Liveris
Joseph R. Swedish

2018 Compensation Discussion and Analysis

Executive Summary

IBM's financial model is designed to deliver profitable growth through the creation of compelling value for our clients. Through a number of strategic investments this year, the Company has strengthened its competitive position. These include strategic organic investments in high value products and services, the announced acquisition of Red Hat, among other strategic acquisitions and divestitures, the infusion of AI into products and services offerings, and investment in deepening employee industry and technical skills. In addition, the Company has adopted agile workflows, enhancing the rate of innovation and change, as well as operational execution and productivity. The business model and financial model have enabled the Company to deliver strong earnings, cash flows and returns to shareholders over the long term. In 2018, we saw strengthening performance across the year, but this improvement was not with the consistency that management set for itself across all markets and business units.

> In 2018, IBM delivered **$79.6B** in revenue, with a **46.4%** gross profit margin, and generated **$15.2B** cash from operations.

YR/YR REVENUE



YR/YR GROSS MARGIN*



Delivered full year Earnings Per Share growth in 2018

*2017 and 2018 yr/yr recast to reflect adoption of the FASB guidance on presentation of net benefit cost.

STRATEGIC IMPERATIVES REVENUE

Delivered ~$40 billion in 2018
Now ~50% of IBM revenue



CLOUD REVENUE

Over $19 billion in **Total Cloud revenue**



Over $12 billion **as-a-service exit run-rate**



Generated $11.9B in free cash flow[1], returning to shareholders

$10.1B

In dividends and share repurchase

Free Cash Flow Realization[1][2]

111%

Return on Invested Capital[2][3]

17%

(1) Non-GAAP financial metrics. See Appendix A for information on how we calculate these performance metrics.

(2) Excludes $2 billion in 2018 charges related to the U.S. Tax Cuts and Jobs Act of 2017.

(3) Based on GAAP from Continuing Operations, ROIC equals net operating profits after tax (net income plus after-tax interest expense) divided by the sum of the average debt and average total stockholders' equity.

Our compensation strategy, with significant pay at risk, supports the drivers of IBM's high value business model.

For 2018, at target, **69%** of Mrs. Rometty's pay was at risk and subject to attainment of rigorous performance goals.



CEO 2018 TARGET PAY MIX

Salary **8%**

Restricted Stock Units **23%**

Annual Incentive **25%**

Performance Share Units **44%**

Pay at Risk **69%**

Payouts in both the annual and long-term programs reflect rigorous performance goals.



CEO ANNUAL INCENTIVE PROGRAM AS % OF TARGET

2013	2014	2015	2016	2017	2018
0%	90%	90%	99%	102%	81%

Target (100%)

LONG-TERM PERFORMANCE SHARE UNIT PAYOUTS AS % OF TARGET

2012–2014	2013–2015	2014–2016	2015–2017	2016–2018
82%	52%	32%	67%	99%

Target (100%)

CEO TOTAL ACTUAL PAYOUT AS % OF TARGET ANNUAL COMPENSATION

2014	2015	2016	2017	2018
74%	55%	54%	81%	89%

Target (100%)

Program payouts during the multi-year business transformation have affected CEO realized pay over time.

Feedback from Our Investors Continues to Inform the Committee

- IBM once again engaged with over 100 institutions and reached out to hundreds of thousands of individual registered and beneficial owners, representing more than 50% of the shares that voted on Say on Pay in 2018.
- Our stockholder discussions and formal 2018 Say on Pay vote reaffirmed their support. Our 2018 Say on Pay vote was 89% favorable.

Note: In an effort to provide additional and useful information regarding IBM's financial results and other financial information as determined by generally accepted accounting principles (GAAP), this Compensation Discussion and Analysis and Proxy Statement contains certain non-GAAP financial measures on a continuing operations basis, including operating earnings per share, free cash flow, operating cash flow, operating pre-tax income from continuing operations, and operating income from continuing operations. For reconciliation and rationale for management's use of this non-GAAP information, refer to Appendix A — "Non-GAAP Financial Information and Reconciliations."

Section 1: Executive Compensation Program Design and Results

Trust and personal responsibility in *all* relationships—relationships with clients, partners, communities, fellow IBMers, and investors—is a core value at IBM. As a part of maintaining this trust, we well understand the need for our investors—not only professional fund managers and institutional investor groups, but also millions of individual investors—to know how and why compensation decisions are made.

To that end, IBM's executive compensation practices are designed specifically to meet five key objectives:

- **Align** the interests of IBM's leaders with those of our investors by varying compensation based on both long-term and annual business results and delivering a large portion of the total pay opportunity in IBM stock;

- **Balance** rewards for both short-term results and the long-term strategic decisions needed to ensure sustained business performance over time;

- **Attract** and retain the highly qualified senior leaders needed to drive a global enterprise to succeed in today's highly competitive marketplace;

- **Motivate** our leaders to deliver a high degree of business performance without encouraging excessive risk taking; and

- **Differentiate** rewards to reflect individual and team performance.

The specific elements of IBM's U.S. executive compensation programs are:

Type	Component	Key Characteristics
Current Year Performance	**Salary**	Salary is a market-competitive, fixed level of compensation.
	Annual Incentive Program (AIP)	At target, annual incentive provides a market-competitive total cash opportunity. Actual annual incentive payments are funded by business performance against financial metrics and distributed based on annual performance scores, with top performers typically earning the greatest payouts and the lowest performers earning no incentive payouts.
		• Based on a competitive review in 2018, the Committee reduced the maximum payout opportunity for the Chairman and CEO to 2X salary, but chose to retain the 3X payment cap for other executives in the event of truly extraordinary performance.
Long-Term Incentive	**Performance Share Units (PSUs)**	Equity awards are typically granted annually and may consist of PSUs and RSUs. Equity grants are based on the competitive positioning and vary based on individual talent factors. Lower performers do not receive equity grants.
		For PSUs, the number of units granted is adjusted at the end of the three-year performance period based on IBM's performance against predetermined targets for operating earnings per share and free cash flow.
		In addition, a relative performance metric has been added. Applying to all PSU awards beginning with the 2018 to 2020 performance period, the final number of PSUs earned can be adjusted based on IBM's Return on Invested Capital (ROIC) performance relative to competitors.
	Restricted Stock Units (RSUs)	RSUs vest over time; typically four years.
Retention	**Stock-Based Grants & Cash Awards**	Periodically, the Compensation Committee and/or the Chairman and CEO reviews outstanding stock-based awards for key executives. Depending on individual performance and the competitive environment for senior executive leadership talent, awards may be made in the form of Retention Restricted Stock Units (RRSUs), premium-priced stock options or cash for certain executives. RRSUs vesting periods typically range from two to five years. Cash awards have a clawback if an executive leaves IBM before a specified date.
Other Compensation	**Perquisites and Other Benefits**	Perquisites are intended to ensure safety and productivity of executives. Perquisites include such things as annual executive physicals, transportation, financial planning, and personal security.
Post Employment	**Savings Plan**	U.S. employees may participate in the IBM 401(k) Plus Plan by saving a portion of their pay in the plan, and eligible employees may also participate in a non-qualified deferred compensation plan, which enables participants to save a portion of their eligible pay in excess of IRS limits for 401(k) plans. The Company provides matching and automatic contributions for both of these plans.
	Nonqualified Savings Plan	
	Pension Plans (closed)	NEOs may have legacy participation in closed retention and retirement plans, for which future accruals ceased as of December 31, 2007.
	Supplemental Executive Retention Plan (closed)	A full description of the Retention, Pension, and Non-Qualified Deferred Compensation plans is provided, beginning with the 2018 Retention Plan Narrative.

Our Incentive Compensation Design supports our business strategy

Our senior executive pay is heavily weighted to IBM's performance through the annual and long term incentive programs. Each year, the Committee ensures that these programs are closely aligned to the Company's financial and strategic objectives and are appropriately balanced. Targets are set at challenging levels and are consistent with IBM's financial model shared with investors for that year. As part of IBM's ongoing management system, targets are evaluated to ensure they do not encourage an inappropriate amount of risk taking.

IBM measures five key financial metrics, and in 2018, added a relative Return on Invested Capital (ROIC) modifier to the PSU program, based on performance relative to peers:

AIP	**Strategic Imperatives Revenue**	Supports portfolio shift into a cognitive solutions and cloud platform company that will deliver the highest value opportunities for our clients and stockholders
	Operating Net Income	Measures our profit and operational success
	Operating Cash Flow*	Important measure of our ability to reinvest and return value to stockholders
PSU Program	**Operating EPS**	Measures operating profitability on a per share basis
	Free Cash Flow	Important measure of our ability to reinvest and return value to stockholders over multiple years
	ROIC Modifier (New beginning in 2018)	Reaffirms high value business model through a negative adjustment for ROIC below S&P 500 median, and a positive adjustment for ROIC above both the S&P 500 and S&P IT medians.

*Net Cash from Operating Activities, excluding Global Financing receivables.

IBM shares its financial model each year with investors in the context of its long-term strategy. To provide transparency into the rigor of our goal setting process, IBM discloses the performance attainment against targets for the most recent performance period, for both the Annual Incentive Program and the Performance Share Unit Program.

2019 AIP Design Update

In 2015, IBM began focusing on Strategic Imperatives revenue to ensure strong growth in cloud, analytics, mobile, social, and security, which formed the critical elements of our transformational business strategy. Now that Strategic Imperatives revenue has reached about $40 billion and 50% of Total IBM revenue, the Committee, with input from management, investors, and its consultant, reassessed the performance measures for the Annual Incentive Program. As a result, the Committee approved a change in the 2019 AIP design to replace Strategic Imperatives revenue with total IBM revenue, at the same 20% weighting. The other metrics and weighting remain the same.

Annual Incentive Program

How It Works

IBM sets business objectives at the beginning of each year, which are approved by the Board of Directors. The Compensation Committee and the Board of Directors review IBM's annual business objectives and set the metrics and weightings for the annual program to reflect current business priorities. These objectives translate to targets for IBM and for each business unit for purposes of determining the target funding of the Annual Incentive Program. Performance against business objectives determines the actual total funding pool for the year, which can vary from 0% to 200% of total target incentives for all executives. At the end of the year, performance for IBM is assessed against these predetermined financial targets, which are updated to remove any impact of currency movement or the change in tax rates, compared to plan.

The financial targets may be adjusted up or down for extraordinary events if recommended by the Chairman and CEO and approved by the Compensation Committee. For example, adjustments are usually made for large divestitures and acquisitions. In addition, the Chairman and CEO can recommend an adjustment, up or down, based on factors beyond IBM's financial performance; for example, client experience, market share growth and workforce development. The Compensation Committee reviews the financial scoring and qualitative adjustments and approves the Annual Incentive Program funding level.

Once the total pool funding level has been approved, payouts for each executive are calculated using an Individual Contribution Factor (ICF). The ICF is determined by evaluating individual performance against predetermined business objectives. As a result, a lower-performing executive will receive as little as zero payout and the most exceptional performers (excluding the Chairman and CEO) are capped at three times their individual target incentive (payouts at this level are rare and only possible when IBM's performance has also been exceptional). The Annual Incentive Program, which covers approximately 5,000 IBM executives, includes this individual cap at three times the individual target to ensure differentiated pay for performance. For the Chairman and CEO, the cap is two times target.



Pool Funding % × **Individual Contribution Factor (ICF)** = **Individual Payout %**

This incentive design ensures payouts are aligned to IBM's overall business performance while also ensuring individual executive accountability for specific business objectives.

2018 Annual Incentive Payout Results

Based on full year financial performance against Strategic Imperatives revenue, operating net income, and operating cash flow, the weighted incentive score was 96. Overall results were strong for the full year, with IBM returning to growth in revenue and achieving about $40 billion in Strategic Imperative Revenue representing 50% of IBM total revenue. The Company stabilized gross profit margins, with year-to-year expansion in the second half, and grew both GAAP and Operating EPS for the year. However, this performance was not with the consistency that management set for itself across all markets and units, and while IBM also performed well on other key non-financial factors such as diversity and workforce engagement, the Chairman and CEO recommended to the Committee a 15 point downward qualitative adjustment to the final incentive score, and the Committee approved the recommendation.

Financial Metrics	2018 Results	2018 % Attainment	Weight
Strategic Imperatives Revenue[2]	$39.8B	97%	**20%**
Operating Net Income[3]	$12.7B	95%	**40%**
Operating Cash Flow[3]	$15.6B	97%	**40%**

Resulting Incentive Score[1]	+/-	Qualitative Adjustment	=	Pool Funding Score
96		**-15**		**81**

(1) Based on AIP payout table.

(2) In 2019, total IBM revenue will replace Strategic Imperatives revenue.

(3) Non-GAAP financial metrics. See Appendix A for information on how we calculate these performance metrics.

Performance Share Unit Program

The Performance Share Unit (PSU) metrics for the 2016–2018 performance period were Operating EPS and Free Cash Flow, unchanged from previous years.

Targets are established at the beginning of each three-year performance period. These targets are based on IBM's financial model, as shared with investors, and the Board-approved annual budget. The Committee's longstanding practice is that the Company's share repurchase activities have no effect on executive compensation. To formalize this practice, for Performance Share awards starting in 2016 and thereafter, actual operating EPS results are adjusted to remove the impact of any difference between the actual share count and the budgeted share count, while simultaneously ensuring that executive compensation targets are normalized for any planned buybacks that are incorporated into the Operating EPS target. Additionally, the scoring for the Performance Share Unit Program takes into account extraordinary events. For the 2016–2018 performance period, there were no such events.

At the end of each three-year performance period, the Compensation Committee approves the determination of actual performance relative to pre-established targets, and the number of Performance Share Units is adjusted up or down from 0% to 150% of targets, based on the approved actual performance. There is no discretionary adjustment to the PSU program score.

The PSU score is calculated as a weighted average of results against targets for Operating EPS (70%) and Free Cash Flow (30%). The calculation for the 2016–2018 performance period is shown in the table below.

2016–2018 Performance Period	Operating EPS*	Free Cash Flow*
3 Year Cumulative Performance	$41.06	$36.5B
% Attainment	97%	106%
Incentive Score	93	115
Weighting	70%	30%
Final Score	**99**	

*Non-GAAP financial metrics. See Appendix A for information on how we calculate these performance metrics.
2016 free cash flow results as originally reported, prior to restatement for adoption of 2017 FASB guidance on stock-based compensation.
2016–2017 Operating EPS as originally reported, prior to restatement for adoption for 2018 FASB guidance on pension.

Starting with the 2018–2020 PSU Program and continued in the 2019–2021 PSU Program, **a Relative Return on Invested Capital (ROIC) modifier has been added** to the program design. The modifier is based on IBM's ROIC performance over the three-year performance period, relative to the S&P 500 Index (excluding financial services companies due to lack of comparability) and the S&P Information Technology Index. This modifier reduces the score up to 20 points when performance falls below the S&P 500 Index median, and increases the score up to 20 points when IBM exceeds the median performance of both the S&P 500 Index and the S&P Information Technology Index. The modifier has no impact when IBM's ROIC performance falls between the S&P 500 Index median and the S&P Information Technology Index median. The following graph illustrates how the modifier can affect the PSU score. In the event the weighted final score of Operating EPS and Free Cash Flow is 0, the ROIC modifier would not apply.

RELATIVE ROIC MODIFIER


S&P 500 Index Median
S&P IT Index Median
+20 Points
Positive modifier adding proportionally up to +20 pts at 95th percentile of S&P 500 index
Negative modifier subtracting proportionally up to (20) pts at 30th percentile of S&P 500 index
(20) Points

Section 2: Compensation Program Governance

Stockholder Engagement

IBM continually reviews and enhances its corporate governance and executive compensation programs. As part of this review, it is IBM's longstanding practice to meet with a significant number of our largest investors during both the proxy season and the off-season, to solicit their feedback on a variety of topics.

In 2018, IBM once again engaged with over 100 institutional investors. Further, our process includes outreach to hundreds of thousands of individual registered and beneficial owners, which represent a majority of our retail base. The Company continued its enhanced engagement practices in 2018. IBM's Lead Director, the Chair of the Executive Compensation and Management Resources Committee, the Chair of the Directors and Corporate Governance Committee, and members of IBM's senior management participated in a significant portion of this engagement program. Overall, the Company offered to engage with investors representing more than 50% of the shares that voted on Say on Pay at the 2018 Annual Meeting. This in-depth engagement process provides valuable feedback to the Compensation Committee on an ongoing basis.

Overall, our stockholders continue to support the Company's compensation program and practices. We heard from stockholders that they are strongly supportive of the overall design of the program, which focuses on long-term financial performance that drives stockholder value. Still, the Committee and the Board review and consider all of the investor feedback in making decisions relating to the design of our executive compensation programs. For example, the following changes occurred in 2018 and 2019:

- The maximum Annual Incentive Program opportunity for the CEO was reduced to two times target, which is more aligned with current market practice.
- The Company added a relative Return on Invested Capital (ROIC) modifier to the Performance Share Units (PSUs) granted in 2018 and 2019.
- For 2019, we modified our Annual Incentive Program to remove Strategic Imperatives revenue as a financial metric and replace it with total IBM Revenue.

Compensation Practices

Overall, IBM's compensation policies and decisions, explained in detail in this Compensation Discussion and Analysis, continue to be focused on long-term financial performance to drive stockholder value.

The table below highlights practices that IBM embraces in support of strong governance practices.

What We Do	What We Don't Do
✔ **Tie a significant portion of pay to Company performance**	⊗ No individual severance or change-in-control agreements for executive officers
✔ **Mitigate risk taking by emphasizing long-term equity incentives, placing caps on potential payments, and maintaining robust clawback provisions**	⊗ No excise tax gross-ups
✔ **Require significant share ownership by the Chairman and CEO and Senior Vice Presidents**	⊗ No dividend equivalents on unearned RSUs/PSUs
	⊗ No hedging/pledging of IBM stock
✔ **Utilize noncompetition and nonsolicitation agreements for senior executives**	⊗ No stock option repricing, exchanges or options granted below market value
	⊗ No guaranteed incentive payouts
✔ **Remove impact of share repurchase on executive incentives**	⊗ No accelerated vesting of equity awards for executive officers
	⊗ No above-market returns on deferred compensation plans

Personal Stake in IBM's Future through Stock Ownership Requirements

Investors want the leaders of their companies to act like owners. That alignment, we believe, works best when senior leaders have meaningful portions of their personal holdings invested in the stock of their company. This is why IBM sets significant stock ownership requirements for IBM's Chairman and CEO and Senior Vice Presidents. Each is required to own IBM shares or equivalents in excess of standard market practice within 5 years of hire or promotion.

Stock Ownership Requirements

NEO Name	Ownership Requirements as a Multiple of Salary	
	IBM Minimum Requirement	Median Peer Group Minimum Requirement
V.M. Rometty	10	6
J.J. Kavanaugh	7	3–4
M.J. Schroeter	7	3–4
J.E. Kelly III	7	3–4
E. Clementi	7	3–4

Mrs. Rometty owns common stock and stock-based holdings equal in value to **22 times** her base salary, more than 2 times the required holdings, as of December 31, 2018. More information on Mrs. Rometty's holdings can be found in Common Stock and Stock-Based Holdings of Directors and Executive Officers Table. As a group, the Chairman and CEO and Senior Vice Presidents owned shares or equivalents valued at over $107 million as of December 31, 2018; in fact, as of that date, this group held, on average, more than **8 times** their base salary.

The following table illustrates which equity holdings count towards stock ownership requirements:

What Counts

- ☑ IBM shares owned personally or by members of the officer's immediate family sharing the same household
- ☑ Holdings in the IBM Stock Fund of the 401(k) Plus Plan and the Excess 401(k) Plus Plan
- ☑ Shares of IBM stock deferred under the Excess 401(k) Plus Plan

What Does Not Count

- ⊗ Unvested equity awards, including PSUs, RSUs, and RRSUs
- ⊗ Unexercised stock options

Stock Ownership Continues Beyond Retirement

Finally, our programs are designed to ensure alignment with IBM's long-term interests past the retirement date for our Chairman and CEO and Senior Vice Presidents. Share price performance and long-term goal achievement continue to impact the Long-Term Incentive Plan for these retired executives for at least two and a half years post retirement. Shares for Mrs. Rometty that remain restricted and subject to post-retirement performance of IBM represent **1.6 times** her share ownership requirement as of December 31, 2018, and assuming future performance at target.

Compensation Committee Consultant

The Committee enters into a consulting agreement with its outside compensation consultant on an annual basis. In 2018, the Committee retained Semler Brossy Consulting Group, LLC (Semler Brossy) as its compensation consultant to advise the Committee on market practices and specific IBM policies and programs. Semler Brossy reports directly to the Compensation Committee Chairman and takes direction from the Committee. The consultant's work for the Committee includes data analyses, market assessments and preparation of related reports. From time to time, the Committee seeks the views of the consultant on items such as incentive program design and market practices. The work done by Semler Brossy for the Committee is documented in a formal agreement which is executed by the consultant and the Committee. Semler Brossy does not perform any other work for IBM, other than services provided to IBM's Directors and Corporate Governance Committee. The Committee determined that there is no conflict of interest with regard to Semler Brossy.

How Compensation Decisions Are Made

At any level, compensation reflects an employee's value to the business—market value of skills, individual contribution and business results. To be sure we appropriately assess the value of senior executives, IBM follows an evaluation process, described here in some detail:

1. Making Annual Performance Commitments

All IBM employees, including the Chairman and CEO and Senior Vice Presidents, develop goals, both qualitative and quantitative, that they seek to achieve in a particular year in support of the business. Beginning in 2016, IBM adopted a more nimble and real-time approach to managing employee performance. Managers and employees update performance goals throughout the year, consistent with overall company annual objectives. The Board of Directors reviews and approves the Chairman and CEO's performance goals and formally reviews progress and outcomes. As part of this process, many factors are considered, including an understanding of the business risks associated with the performance goals.

2. Determining Annual Incentive Payouts

Evaluation of CEO Results by the Compensation Committee

The Chair of the Compensation Committee works directly with the Committee's compensation consultant to provide a decision-making framework for use by the Committee in determining annual incentive plan payouts for the Chairman and CEO. This framework considers the Chairman and CEO's self-assessment of performance against commitments in the year, both qualitative and quantitative, and also considers progress against strategic objectives, an analysis of IBM's total performance over the year and the overall Company incentive score. The Committee considers all of this information in developing its recommendations, which are then presented to the independent members of the IBM Board of Directors for further review, discussion, and final approval.

Evaluation of SVP Results by the Chairman and CEO and the Compensation Committee

Employees at all levels, including executives, work with their managers throughout the year to evaluate their own results against their stated goals. The self-assessments of the Senior Vice Presidents are reviewed by the Senior Vice President of Human Resources (SVP HR) and the Chairman and CEO, who evaluate the information.

Following this in-depth review and taking into account the Company incentive score, the Chairman and CEO makes compensation recommendations to the Compensation Committee based on an evaluation of each Senior Vice President's performance for the year, and the Committee decides whether to approve or adjust the Chairman and CEO's recommendations for the Senior Vice Presidents. The Committee then presents the compensation decisions for the Chief Financial Officer to the independent members of the IBM Board of Directors for ratification.

3. Setting Competitive Target Pay

Approach to Benchmarking

IBM participates in several executive compensation surveys that provide general trend information and details on levels of salary, target annual incentives and long-term incentives, the relative mix of short- and long-term incentives, and mix of cash and stock-based pay. Given the battle for talent that exists in our industry, the benchmark companies that are used by the Compensation Committee to guide its decision making have included a broad range of key information technology companies, to help us identify trends in the industry. We also include companies outside our industry, with stature, size, and complexity that approximate our own, in recognition of the flow of executive talent in and out of IBM from other industries. The surveys and benchmark data are supplemented by input from the Compensation Committee's outside consultant on factors such as recent market trends. The Committee reviews and approves this list annually.

The Compensation Committee re-examined the benchmark group for 2018 and determined that companies which meet the following criteria should be included in the 2018 benchmark group:

- Companies in the technology industry with revenue that exceeds $15 billion, plus
- Additional companies (up to two per industry if available) in industries other than technology, with revenue that exceeds $40 billion and that have a global complexity similar to IBM.

For 2018 compensation decisions, the Committee approved the following benchmark group using the criteria above and reflecting changes in the corporate structure of certain competitors.

2018 BENCHMARK GROUP:

Accenture	Caterpillar	General Electric	Oracle
Alphabet	Chevron	Hewlett Packard Enterprise	PepsiCo
Amazon.com	Cisco Systems	HP Inc.	Pfizer
Apple	DowDuPont	Intel	United Technologies
AT&T	ExxonMobil	Johnson & Johnson	UPS
Boeing	Ford	Microsoft	Verizon

For 2019 compensation decisions, the Committee approved the same benchmark group. The data from compensation surveys and related sources form the primary external view of the market. In consideration of size and complexity, IBM's philosophy is to generally target the 50th percentile of the market for cash and total compensation. Owing to the size and scope of our business overall, some roles are compared to a size-adjusted market rate.

Approach to Determining Individual Compensation

For individual compensation decisions, the benchmark information is used together with an internal view of individual performance relative to other executives and recognizing that the skills and experience of our senior executives are highly sought after by other companies and, in particular, by IBM's competitors. Because factors such as performance and retention, as well as size and complexity of the job role, are considered when compensation decisions are made, the cash and total compensation for an individual named executive officer may be higher or lower than the target reference point of the relevant benchmark group.

Evaluation of CEO Target Pay by the Compensation Committee

The Chair of the Compensation Committee works directly with the Committee's compensation consultant to provide a decision-making framework for use by the Committee in setting target compensation opportunities for the Chairman and CEO. The independent members of the IBM Board of Directors review and provide final approval.

Evaluation of SVP Target Pay by the Chairman and CEO and the Compensation Committee

The Chairman and CEO makes compensation recommendations on the Senior Vice Presidents' target compensation to the Compensation Committee. The Committee evaluates all of the factors considered by the Chairman and CEO and reviews compensation summaries that tally the dollar value of all compensation and related programs, including salary, annual incentive, long-term compensation, deferred compensation, retention payments and pension benefits. These summaries provide the Committee with an understanding of how their decisions affect other compensation elements and the impact that separation of employment or retirement will have. The Committee decides whether to approve or adjust the Chairman and CEO's recommendations for the Senior Vice Presidents. The Committee then presents the compensation decisions for the Chief Financial Officer to the independent members of the IBM Board of Directors for ratification.

Section 3: Compensation Decisions for the Chairman and CEO and Named Executive Officers

2018 Annual Incentive Decision for the Chairman and CEO

For 2018 performance, the Board approved an annual incentive payment of $4.05 million, which represented 81% of Mrs. Rometty's target opportunity and was in line with the Company incentive score.

In addition to overall IBM 2018 revenue performance of $79.6 billion and pre-tax income of $11.3 billion, the Compensation Committee noted the following achievements for Mrs. Rometty, all of which are clear signposts of the successful business portfolio shift.

Business Results

- Returned IBM to full year revenue growth for the first time since 2011, and grew full year operating pre-tax income*, and EPS.
- Stabilized margins, with year-to-year expansion in the second half, driven by productivity and portfolio transformation.
- Delivered full year revenue growth and gross profit margin expansion in Services, led by Global Business Services. However, management set for itself a standard of consistency of performance across all markets and units which was not met.

Portfolio and Investment

- Advanced IBM's Strategic Imperatives with revenue of about $40 billion, up 9% year to year and representing 50% of total IBM revenue, up from 27% just 4 years ago.
- Strengthened the Company's position as a leader in Cloud and AI for enterprise, generating $19.2 billion in Cloud revenues with an as-a-Service exit run rate of $12.2 billion, growing 18% year to year.
- Accelerated IBM's strategic focus on Hybrid Cloud, announcing a definitive agreement to acquire Red Hat, as well as the divestiture of select collaboration, marketing, and commerce software assets.

Leadership in the Enterprise

- Achieved #1 patent position for 26th consecutive year, with a record 9,100 patents in 2018, nearly half of which related to pioneering advancements in AI, cloud computing, security, blockchain, and quantum computing.
- Maintained global leadership in blockchain for enterprise. Grew the blockchain footprint with over 85 active blockchain networks, more than doubling from last year.
- Advanced leadership in quantum computing, enhancing the world's first 50 qubit system and commercializing the first quantum computer on the IBM Cloud, with 7 million experiments complete.

Societal Impact

- Announced IBM's Principles for Trust and Transparency, solidifying the Company's leadership position and establishing the market's standard for trusted, ethical AI.
- Advanced the Pathways in Technology 6 year high school concept across 11 states and 13 countries, created an innovative education model and pipeline of over 125,000 students skilled for the digital economy.

Culture and Diversity

- Strengthened the inclusive culture of IBM with the highest annual increase in executive diversity in a decade of progress.
- Achieved record employee engagement amid record participation.

2019 Compensation Decisions for the Chairman and CEO

For 2019, the independent members of the Board made no change to Mrs. Rometty's base salary or target annual incentive. She was granted an annual long-term incentive award valued at $13.3 million. This grant comprised 65% of 2019–2021 Performance Share Units and 35% of Restricted Stock Units. For 2019, 69% of Mrs. Rometty's annual total target compensation is tied to performance-based incentives.

* Non-GAAP financial metric. See Appendix A for information on how we calculate this performance metric.

2018 Annual Incentive Decisions for Mr. Kavanaugh, Mr. Schroeter, Dr. Kelly, and Mr. Clementi

The Compensation Committee also made decisions for the following named executive officers, based on overall corporate performance as described in the Business Highlights and Executive Summary and an assessment of their individual contributions, many of which are summarized below:

James J. Kavanaugh

Senior Vice President and Chief Financial Officer

Generated strong free cash flow* with 111% realization of GAAP Net Income. Returned $10.1 billion to stockholders through $4.5 billion in gross share repurchases and $5.7 billion of dividends, which supported an increased dividend for the 23rd consecutive year.

Maintained IBM's strong capital structure, continued investments in AI, security, blockchain, quantum computing and hybrid cloud including the announced Red Hat acquisition.

Drove significant productivity savings through work redesign and the deployment of cognitive capabilities throughout IBM.

Martin J. Schroeter

Senior Vice President, Global Markets

Grew IBM revenue year-to-year. Revenues outside the U.S. grew, driven by the strength in hybrid cloud, security, infrastructure, and consulting services, though U.S. revenue declined for the full year.

Lifted seller capability through robust skills training and development, realizing a substantial increase in industry expertise and thought leadership.

Grew IBM Global Financing assets again off a strong performance last year, while expanding PTI margins and sustaining a return on equity above 30%.

John E. Kelly III

Senior Vice President, Cognitive Solutions & IBM Research**

Cognitive Solutions returned to growth in 4Q but missed its full year growth objective.

Achieved #1 patent position for 26th consecutive year, received a record 9,100 patents in 2018, with nearly half of the 2018 patents related to pioneering advancements in AI, cloud computing, security, blockchain, and quantum computing.

Drove portfolio optimization with the announced divestitures of select assets in collaboration, marketing, and commerce software.

Erich Clementi

Senior Vice President**

Responsible for and drove business results for IBM's largest global accounts throughout the world.

Positioned IBM as the key partner for enterprises looking for cloud transformations in both the infrastructure and applications space. Led the completion of the largest and most visible IBM cloud implementations.

Contributed to the formulation of IBM's Artificial Intelligence strategy, highly differentiating IBM in its position on responsible use of data and adoption of technology.

 * Non-GAAP financial metric. See Appendix A for information on how we calculate this performance metric.

 ** In January 2019, Dr. Kelly became Executive Vice President. Mr. Clementi will retire from the Company on March 31, 2019.

Following the process outlined above and based on business and individual performance, the Compensation Committee approved the 2018 annual incentive payouts below for these named executive officers:

Name	2018 Annual Incentive Payouts
J.J. Kavanaugh	$ 814,050
M.J. Schroeter	1,074,400
J.E. Kelly III	644,600
E. Clementi	733,600

Taking into consideration the actual salary, annual incentive payout, vested restricted stock units and long-term incentive award for the period 2016–2018, these named executive officers earned from 86%–91% of their annual total target compensation in 2018.

2019 Compensation Decisions for Mr. Kavanaugh, Mr. Schroeter, Dr. Kelly, and Mr. Clementi

The Committee also approved the following compensation elements for 2019: base salary, annual incentive target, Performance Share Unit (PSU) and Restricted Stock Unit (RSU) grants under the Long-Term Performance Plan. For Long-Term Incentive Plan grants beginning in 2016, the mix of vehicles is now set at 65% PSUs and 35% RSUs, to align better with market practice. This mix provides competitive pay, while at the same time ensuring a strong link between pay and performance, and creates a better balance relative to peers with which we compete for talent. For 2019, based on the compensation decisions detailed below at target, 63% of the NEOs' (excluding the Chairman and CEO) pay is at risk.

NEO 2019 PAY MIX



Restricted Stock Units 25%
Salary 12%
Annual Incentive 16%
Performance Share Units 47%
Pay at Risk 63%

> **63% of the NEOs' excluding the Chairman and CEO, annual total target compensation is at risk**

	2019 Cash		2019 Long-Term Incentive Awards[1]	
Name	Salary Rate	Annual Incentive Target	Performance Share Units	Restricted Stock Units
J.J. Kavanaugh[2]	$830,000	$1,120,000	$3,770,000	$2,030,000
M.J. Schroeter	936,000	1,264,000	6,045,000	3,255,000
J.E. Kelly III	868,000	1,172,000	3,900,000	2,100,000
E. Clementi	777,000	1,048,000	N/A	N/A

(1) PSUs and RSUs will be granted, if applicable, on June 7, 2019 to the named executive officers, including the Chairman and CEO. The actual number of units granted on this date will be determined by dividing the value shown above by the average of IBM's closing stock price for the 30 active trading days prior to the date of grant. The performance period for the PSUs ends December 31, 2021, and the award will pay out in February 2022. The restricted stock units will vest 25% per year on each anniversary of the date of grant. Mr. Clementi did not receive an equity grant, as he will retire from the Company on March 31, 2019.

(2) For Mr. Kavanaugh, his 2019 salary rate will be effective July 1, 2019 and the 2019 annual incentive target was effective January 1, 2019 per our standard process.

Section 4: Additional Information

Compensation Program as it Relates to Risk

IBM management, the Compensation Committee and the Committee's outside consultant review IBM's compensation policies and practices, with a focus on incentive programs, to ensure that they do not encourage excessive risk taking. This review includes the cash incentive programs and the long-term incentive plans that cover all executives and employees. Based on this comprehensive review, we concluded that our compensation program does not encourage excessive risk taking for the following reasons:

- Our programs appropriately balance short- and long-term incentives, with approximately 73% of 2019 annual total target compensation for the Chairman and CEO and Senior Vice Presidents as a group provided in equity.
- Our executive compensation program pays for performance against financial targets that are set to be challenging to motivate a high degree of business performance, with an emphasis on longer-term financial success and prudent risk management.
- Our incentive plans include a profit metric as a significant component of performance to promote disciplined progress toward financial goals. None of IBM's incentive plans are based solely on signings or revenue targets, which mitigates the risk of employees focusing exclusively on the short term.
- Qualitative factors beyond the quantitative financial metrics are a key consideration in the determination of individual executive compensation payments. How our executives achieve their financial results, integrate across lines of business and demonstrate leadership consistent with IBM values are key to individual compensation decisions.
- As explained in the 2018 Potential Payments Upon Termination Narrative, we further strengthened our retirement policies on equity grants for our senior leaders beginning in 2009 to ensure that the long-term interests of IBM continue to be the focus even as these executives approach retirement.
- Our stock ownership guidelines require that the Chairman and CEO and each Senior Vice President hold a significant amount of IBM equity to further align their interests with stockholders over the long term.
- IBM has a policy that requires a clawback of cash incentive payments in the event that an executive officer's conduct leads to a restatement of IBM's financial results. Likewise, IBM's equity plan has a clawback provision which states that awards may be cancelled and certain gains repaid if an employee engages in activity that is detrimental to IBM. To further reinforce our commitment to ethical conduct, the IBM Excess 401(k) Plus Plan allows the clawback of certain IBM contributions if a participant engages in activity that is detrimental to IBM.

We are confident that our compensation program is aligned with the interests of our stockholders, rewards for performance and represents strong executive compensation governance practices.

Equity Award Practices

Under IBM's long-standing practices and policies, all equity awards are approved before or on the date of grant. The exercise price of at-the-money stock options is the average of the high and low market price on the date of grant or, in the case of premium-priced stock options, for example, 10% above that average, or as specified by the Compensation Committee.

The approval process specifies the individual receiving the grant, the number of units or the value of the award, the exercise price or formula for determining the exercise price, and the date of grant. In the case of planned grant value, the number of shares granted are determined by dividing the planned value by the average of IBM's closing stock price for the 30 active trading days prior to the date of grant.

As with all compensation decisions, the independent members of the Board approve all equity awards for the Chairman and CEO and ratify all equity awards for the Chief Financial Officer. In addition, all equity awards for Senior Vice Presidents are approved by the Compensation Committee. All equity awards for employees other than the Chairman and CEO and Senior Vice Presidents are approved by the Chairman and CEO and Senior Vice Presidents pursuant to a series of delegations that were approved by the Compensation Committee, and the grants made pursuant to these delegations are reviewed periodically with the Committee.

Equity awards granted as part of annual total compensation for senior leaders and other employees are made on specific cycle dates scheduled in advance. IBM's policy for new hires and promotions requires approval of any awards before or on the grant date, which is typically the date of the promotion or hire.

IBM does not have any plans, programs or agreements that would provide any payments to any of the named executive officers upon a change in control of IBM, a change in the named executive officer's responsibilities or a constructive termination of the named executive officer.

Ethical Conduct

Every executive is held accountable to comply with IBM's high ethical standards: IBM's Values, including "Trust and Personal Responsibility in all Relationships," and IBM's Business Conduct Guidelines. This responsibility is reflected in each executive's performance goals, and is reinforced through each executive's annual certification to the IBM Business Conduct Guidelines.

An executive's compensation, including annual cash incentive payments, is tied to compliance with these standards; compliance is also a condition of IBM employment for each executive.

IBM's equity plans and agreements have a clawback provision—awards may be cancelled and certain gains repaid if an employee engages in activity that is detrimental to IBM, such as violating IBM's Business Conduct Guidelines, disclosing confidential information or performing services for a competitor. To further reinforce our commitment to ethical conduct, the Excess 401(k) Plus Plan allows the clawback of certain IBM contributions if a participant engages in activity that is detrimental to IBM.

In addition, approximately 2,000 of our key executives (including each of the named executive officers) have agreed to a noncompetition, nonsolicitation agreement that prevents them from working for certain competitors within 12 months of leaving IBM or soliciting employees within two years of leaving IBM.

The Committee has also implemented the following policy for the clawback of cash incentive payments in the event an executive officer's conduct leads to a restatement of IBM's financial results:

> To the extent permitted by governing law, IBM will seek to recoup any bonus or incentive paid to any executive officer if: (i) the amount of such payment was based on the achievement of certain financial results that were subsequently the subject of a restatement; (ii) the Board determines that such officer engaged in misconduct that resulted in the obligation to restate, and (iii) a lower payment would have been made to the officer based upon the restated financial results.

Hedging and Pledging Practices

IBM has two senior leadership teams: the Performance Team and the Acceleration Team, formerly the Growth and Transformation Team. The Performance Team consists of approximately 60 of our senior leaders who run IBM business units and geographies and includes the Chairman and CEO and each Senior Vice President. The team is accountable for business performance and the development of cross-unit strategies. The Acceleration Team, which includes all members of the Performance Team, consists of a select group of approximately 330 executives. This team is charged with accelerating IBM's growth through leadership initiatives to engage their teams and promote innovation, speed, and simplicity in service of our clients.

IBM does not allow any member of the IBM Board of Directors or any member of the Acceleration Team, including any named executive officer, to hedge the economic risk of their ownership of IBM securities, which includes entering into any derivative transaction on IBM stock (e.g., any short-sale, forward, option, collar). Further, IBM does not allow any member of the IBM Board of Directors or any member of the Acceleration Team to pledge IBM securities at any time, which includes having IBM stock in a margin account or using IBM stock as collateral for a loan.

Tax Considerations

Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended, limits deductibility of compensation in excess of $1 million paid to IBM's covered employees. Until the Tax Cut and Jobs Act was signed into law on December 22, 2017, performance-based compensation was deductible, even if it caused the covered employee to have compensation in excess of $1 million. The Tax Cut and Jobs Act eliminated this performance-based compensation deduction going forward, but provided limited transition relief for compensation paid pursuant to a contract in effect as of November 2, 2017 that is not materially modified after such date. This means that certain outstanding performance-based compensation may continue to be deductible under Section 162(m), but that all compensation after November 2, 2017, will be subject to the $1 million cap on deductibility. IBM will seek deductions for compensation under the transition relief consistent with applicable law. The Tax Cut and Jobs Act also expanded who a covered employee is under Section 162(m). Effective for 2017, a covered employee under Section 162(m) is the CEO, the CFO (who previously was not included) and each of the other three highest-paid executive officers.

Based on applicable tax regulations in effect prior to the Tax Cut and Jobs Act, for the performance-based compensation exception, taxable compensation derived from certain stock appreciation rights and from the exercise of stock options by Senior Vice Presidents under IBM's Long-Term Performance Plans should qualify as performance-based. In 1999, IBM's stockholders approved the terms under which IBM's annual and long-term performance incentive awards should qualify as performance-based. In 2014, as required by the Internal Revenue Code, the stockholders approved the material terms of the performance criteria under which long-term performance incentive awards should qualify as performance-based. As certain outstanding performance-based compensation may continue to be deductible under Section 162(m), in this Proxy Statement, stockholders are being asked again to approve the material terms of the performance criteria for the long-term performance incentive awards. These terms did not preclude the Committee from making any payments or granting any awards, whether or not such payments or awards qualify for tax deductibility under Section 162(m), which may have been appropriate to retain and motivate key executives.

Although this tax deduction for performance-based compensation has been eliminated for awards after November 2, 2017, IBM continues to believe that a strong link between pay and performance is critical to align executive and shareholder interests. IBM and the Committee will continue to ensure that a significant portion of pay for our Senior Vice Presidents, including the Chairman and CEO, is at risk and subject to the attainment of performance goals.

2018 Summary Compensation Table and Related Narrative

Salary (Column (c))

Amounts shown in the salary column reflect the salary amount paid to each named executive officer during 2018.

- IBM reviews salaries for each named executive officer annually during a common review cycle. Mrs. Rometty has not received a salary increase in the years shown. 2018 salary increases for the other named executive officers, if applicable, took effect on July 1, 2018.

Bonus (Column (d))

No bonuses were awarded to the named executive officers in the years shown in the 2018 Summary Compensation Table. Payments under the IBM Annual Incentive Program are included under column (g) (Non-Equity Incentive Plan Compensation).

Stock Awards (Column (e))

The amounts shown are the aggregate grant date fair values of Performance Share Units (PSUs) and Restricted Stock Units (RSUs) granted in each fiscal year shown, computed in accordance with accounting guidance (excluding any risk of forfeiture as per SEC regulations). The values shown for the PSUs are calculated at the Target number, as described below. The values shown for the PSUs and RSUs reflect an adjustment for the exclusion of dividend equivalents.

Performance Share Units (PSUs)

The following describes the material terms and conditions of PSUs as reported in the column titled Stock Awards (column (e)) in the 2018 Summary Compensation Table and in the 2018 Grants of Plan-Based Awards Table under the heading Estimated Future Payouts Under Equity Incentive Plan Awards (columns (f), (g) and (h)).

General Terms

- One PSU is equivalent in value to one share of IBM common stock.

- Executive officers are awarded a number of PSUs during the first year of the three-year performance period. PSUs are generally paid out in IBM common stock after the three-year performance period.

- Performance targets are set at the beginning of the three-year performance period and approved by the Compensation Committee (for example, targets for the 2016–2018 performance period were set for cumulative three-year attainment in operating earnings per share and free cash flow in the beginning of 2016).

- At the end of the three-year performance period, the Compensation Committee approves the determination of actual performance relative to pre-established targets, and the number of PSUs is adjusted up or down based on the approved actual performance. Beginning with the 2018–2020 performance period, the number of PSUs that pay out may be modified further based on IBM's ROIC performance relative to broader market indices. For more information about this ROIC modifier, please refer to the description of our Performance Share Unit Program in Section 1 of the 2018 Compensation Discussion and Analysis.

- PSUs granted to U.S. executives vest on December 31 of the end of the performance period. Payout for all PSUs is in the February following the end of the performance period.

- There are no dividends or dividend equivalents paid on PSUs.

Vesting and Payout Calculations

- The performance period for the awards granted in 2018 is January 1, 2018 through December 31, 2020, and the awards will pay out in February 2021. PSU awards granted in 2018 will be adjusted for performance, as described below.

- Outstanding PSUs are typically cancelled if the executive's employment is terminated. See the 2018 Potential Payments Upon Termination Narrative for information on payout of unvested PSUs upon certain terminations.

- Payout will not be made for performance below the thresholds, as described below.

- See Section 1 of the 2018 Compensation Discussion and Analysis for information on performance targets for the PSU program.

Threshold Number (listed in column (f) of the 2018 Grants of Plan Based Awards Table):
- The Threshold number of PSUs is 25% of the Target number.
- The Threshold number of PSUs will be earned for achievement of 70% of both business objectives (operating earnings per share and free cash flow).
- If only the cumulative operating earnings per share target is met at the Threshold level (and the free cash flow target is not met), the number of PSUs earned would be 70% of the Threshold number.
- If only the cumulative free cash flow target is met at the Threshold level (and the operating earnings per share target is not met), the number of PSUs earned would be 30% of the Threshold number.

Target Number (listed in column (g) of the 2018 Grants of Plan-Based Awards Table):
- The Target number of PSUs will be earned if 100% of the objectives are achieved.

Maximum Number (listed in column (h) of the 2018 Grants of Plan-Based Awards Table):
- The Maximum number of PSUs is 150% of the Target number.
- The Maximum number of PSUs will be earned for achieving 120% of both business objectives.

Note: The relative ROIC modifier may modify the payout up or down by up to 20 points, based on IBM's ROIC performance relative to broader market indices.

Restricted Stock Units (RSUs)

RSUs may include RRSUs. In 2018, RSUs, but not RRSUs, were granted to all named executive officers. RRSUs granted in previous years to any named executive officer and outstanding at the end of 2018 are included in the 2018 Outstanding Equity Awards at Fiscal Year-End Table.

General Terms

- One RSU or RRSU is equivalent in value to one share of IBM common stock. RSUs and RRSUs are generally paid out in IBM common stock at vesting.
- Dividend equivalents are not paid on RSUs or RRSUs granted on or after January 1, 2008.

Vesting and Payout

- RSUs typically fully vest in four years, with 25% vesting each year.
- RRSUs typically fully vest in a two to five year period. These awards are typically given to select senior executives for the purpose of providing additional value to retain the executive through the vesting date.
- Payout of RSUs and RRSUs at each vesting date is typically contingent on the recipient remaining employed by IBM through that vesting date. See the 2018 Potential Payments Upon Termination Narrative for information on payout of unvested RSUs upon certain terminations.
- All deferred shares, comprised of shares that were deferred by the participant (Deferred IBM Shares), in the 2018 Nonqualified Deferred Compensation Table may include certain previously-granted RRSUs. Executives have not been allowed to defer payment of RSUs.

Option Awards (Column (f))

There were no option awards granted to the named executive officers in the years shown in the 2018 Summary Compensation Table, except for Mrs. Rometty. On January 26, 2016, Mrs. Rometty was granted a one-time award of 1.5 million nonqualified stock options that vest three years from the date of grant, is exercisable in four equal tranches at premium prices of 105%, 110%, 115% and 125% of the average of the high and low prices of IBM common stock on the date of grant, and expires 10 years from the date of grant.

Non-Equity Incentive Plan Compensation (Column (g))

Amounts in this column represent payments under IBM's Annual Incentive Program (AIP).

General Terms

- All named executive officers participate in this program. The performance period is the fiscal year (January 1 through December 31).
- See Section 1 of the 2018 Compensation Discussion and Analysis for information on performance targets for AIP.

Payout Range

- Mrs. Rometty had a target of $5 million for 2018. The other named executive officers had targets of 135% of their salary rate for 2018. See column (d) of the 2018 Grants of Plan-Based Awards Table for the target payout.

- Threshold payout for each named executive officer is $0 (see column (c) of the 2018 Grants of Plan-Based Awards Table).
- Maximum payout for each named executive officer is three times the target (see column (e) of the 2018 Grants of Plan-Based Awards Table). Beginning in 2018, maximum payout opportunity for only the Chairman and CEO was reduced to two times the target.

Vesting and Payout

- In addition to performance against corporate-wide and business unit goals, which determine the funding pool for the year, individual performance against commitments set at the beginning of the year determine payout amounts.
- An executive generally must be employed by IBM at the end of the performance period in order to be eligible to receive an AIP payout. At the discretion of appropriate senior management, the Compensation Committee, or the Board, an executive may receive a prorated payout of AIP upon retirement.
- AIP payouts earned during the performance period are paid on or before March 15 of the year following the end of such period.

Change in Retention Plan Value (Column (h))

- For Mrs. Rometty, Mr. Kavanaugh and Dr. Kelly, amounts in the column titled Change in Retention Plan Value represent the annual change in Retention Plan Value from December 31, 2017 to December 31, 2018. Messrs. Schroeter and Clementi do not have a benefit under the Retention Plan.
- See the 2018 Retention Plan Narrative for a description of the Retention Plan.

Change in Pension Value (Column (h))

- Amounts in the column titled Change in Pension Value represent the annual change in Pension Value from December 31, 2017 to December 31, 2018 for each eligible named executive officer.
- See the 2018 Pension Benefits Narrative for a description of the applicable defined benefit pension plan. Mr. Clementi does not have a benefit under any IBM defined benefit pension plan.

Nonqualified Deferred Compensation Earnings (Column (h))

- IBM does not pay above-market or preferential earnings on nonqualified deferred compensation.
- See the 2018 Nonqualified Deferred Compensation Narrative for a description of the nonqualified deferred compensation plans in which the named executive officers participate.

All Other Compensation (Column (i))

Amounts in this column represent the following as applicable:

Tax Reimbursements

- Amounts represent payments that IBM has made to the named executive officers to cover taxes incurred by them for certain business-related taxable expenses.

- These expenses for a named executive officer may include: tax equalization payments related to international assignments, cost of family travel to and attendance at business-related events, business-related local lodging and incidental expenses, and business-related ground transportation expenses (see Ground Transportation below).

IBM Contributions to Defined Contribution Plans

- Amounts represent IBM matching and automatic contributions to the individual accounts for each named executive officer.

- Under IBM's 401(k) Plus Plan, participants hired or rehired by IBM U.S. before January 1, 2005, including Mrs. Rometty, Mr. Kavanaugh and Dr. Kelly, are eligible to receive matching contributions up to 6% of eligible compensation. Participants hired or rehired by IBM U.S. on or after January 1, 2005, including Messrs. Schroeter and Clementi, who complete the plan's service requirement, are generally eligible for up to 5% matching contributions. A participant's hire/rehire date is measured by a participant's most recent U.S. hire date. Mr. Schroeter rejoined IBM U.S. in 2011 after working for IBM Australia from April 1, 2005 to June 30, 2011. Mr. Clementi joined IBM U.S. in 2009 after working for IBM Italy since 1984. In addition, for all eligible participants, IBM makes automatic contributions equal to a certain percentage of eligible compensation, which generally depends on the participant's pension plan eligibility on December 31, 2007. In 2018, the automatic contribution percentage was 4% for Mrs. Rometty; 2% for Mr. Kavanaugh and Dr. Kelly; and 1% for Messrs. Schroeter and Clementi.

- Under IBM's Excess 401(k) Plus Plan, IBM makes matching contributions equal to a percentage of the sum of (i) the amount the participant elects to defer under the Excess 401(k) Plus Plan, and (ii) the participant's eligible compensation after reaching the Internal Revenue Code compensation limits. Participants hired or rehired by IBM U.S. before January 1, 2005, including Mrs. Rometty, Mr. Kavanaugh and Dr. Kelly, are eligible to receive matching contributions up to 6% of eligible compensation. Participants hired or rehired by IBM U.S. on or after January 1, 2005, including Messrs. Schroeter and Clementi, who complete the plan's service requirement, are eligible for up to 5% matching contributions. In addition, for all eligible participants, IBM makes automatic contributions equal to a percentage of the sum of (i) the amount the participant elects to defer under the Excess 401(k) Plus Plan, and (ii) the participant's eligible compensation after reaching the Internal Revenue Code compensation limits. The automatic contribution percentage generally depends on the participant's pension plan eligibility on December 31, 2007, and in 2018, the automatic contribution percentage was 4% for Mrs. Rometty; 2% for Mr. Kavanaugh and Dr. Kelly; and 1% for Messrs. Schroeter and Clementi.

- For purposes of calculating the matching contribution and the automatic contribution under the 401(k) Plus Plan, the participant's eligible compensation excludes the amount the participant elects to defer under the Excess 401(k) Plus Plan.

- See the 2018 Nonqualified Deferred Compensation Narrative for additional details on the nonqualified deferred compensation plans.

Life and Travel Accident Insurance Premiums

- Amounts represent insurance premiums paid by IBM on behalf of the named executive officers.

- These executive officers are covered by life insurance policies under the same terms as other U.S. full-time regular employees.

- Life insurance for executives hired or rehired by IBM U.S. before January 1, 2004, including Mrs. Rometty, Mr. Kavanaugh and Dr. Kelly, is two times salary plus annual incentive program target, with a maximum coverage amount of $2,000,000. Life insurance for executives hired or rehired by IBM U.S. on or after January 1, 2004, including Messrs. Schroeter and Clementi, is one times salary plus annual incentive program target, with a maximum coverage of $1,000,000.

- In addition, IBM provides Travel Accident Insurance for most employees in connection with business travel. Travel Accident Insurance for all eligible employees and executives is up to five times salary plus annual incentive target with a maximum coverage amount of $15,000,000.

Perquisites

The following describes perquisites (and their aggregate incremental cost calculations) provided to the named executive officers in 2018.

Personal Financial Planning

In 2018, IBM offered financial planning services with coverage generally up to $15,000 annually for senior U.S. executives, including each named executive officer.

Personal Travel on Company Aircraft

General Information

- Amounts represent the aggregate incremental cost to IBM for travel not directly related to IBM business.

- IBM's security practices provide that all air travel by the Chairman and CEO, including personal travel, be on Company aircraft. The aggregate incremental cost for Mrs. Rometty's personal travel is included in column (i) of the 2018 Summary Compensation Table. These amounts also include the aggregate incremental cost, if any, of travel by her family members or other guests on both business and non-business occasions.

- Additionally, personal travel or commutation in 2018 on Company aircraft by named executive officers other than Mrs. Rometty, and the aggregate incremental cost, if any, of travel by the officer's family or other guests when accompanying the officer on both business and non-business occasions is also included.

- Also, from time to time, named executive officers who are members of the boards of directors of certain other companies and non-profit organizations travel on Company aircraft to those outside board meetings. These amounts may include travel related to participation on these outside boards.

- Any aircraft travel by named executive officers for an annual executive physical under the corporate wellness program is included in these amounts.

Aggregate Incremental Cost Calculation

- The aggregate incremental cost for the use of Company aircraft for personal travel, including travel to outside boards, is calculated by multiplying the hourly variable maintenance cost rate for the specific aircraft by the number of flight hours used, plus the actual costs for fuel, parking, landing fees, crew expenses and catering.

- The maintenance rate for each aircraft is periodically reviewed by IBM's flight operations team and adjusted as necessary to reflect changes in costs.

- The aggregate incremental cost includes deadhead flights (i.e., empty flights to and from the IBM hangar or any other location).

- The aggregate incremental cost for any charter flights is the full cost to IBM of the charter.

Ground Transportation

General Information

- IBM's security practices provide that the Chairman and CEO be driven to and from work by IBM personnel in a car leased by IBM or by an authorized car service.

- In addition, under IBM's security practices, the Chairman and CEO may use a Company-leased car with an IBM driver or an authorized car service for non-business occasions. Further, the family of the Chairman and CEO may use a Company-leased car with an IBM driver or an authorized car service on non-business occasions or when accompanying the Chairman and CEO on business occasions.

- Other named executive officers may use a Company-leased car with an IBM driver or an authorized car service for business-related transportation, travel to outside board meetings, and an annual executive physical under IBM's corporate wellness program. Family members and other guests may accompany named executive officers other than the Chairman and CEO in a Company-leased car with an IBM driver or an authorized car service on these occasions.

- Amounts reflect the aggregate incremental cost, if any, for the above-referenced items.

Aggregate Incremental Cost Calculation

- The incremental cost for the Company-leased car with an IBM driver or an authorized car service for commutation and non-business events is calculated by multiplying the variable rate by the applicable driving time. The variable rate includes a driver's salary and overtime payments, plus a cost per mile calculation based on fuel and maintenance expense.

- The incremental cost for an authorized car service is the full cost to IBM for such service.

Personal Security

General Information

- Under IBM's security practices, IBM provides security personnel for the Chairman and CEO on certain non-business occasions and for the family of the Chairman and CEO on certain non-business occasions or when accompanying her on business occasions.

- Amounts include the aggregate incremental cost, if any, of security personnel for those occasions.

- In addition, amounts also include the cost of home security systems and monitoring for the Chairman and CEO and any other named executive officers, if applicable.

Aggregate Incremental Cost Calculation

- The aggregate incremental cost for security personnel is the cost of any commercial airfare to and from the destination, hotels, meals, car services, and salary and travel expenses of any additional subcontracted personnel if needed.

- The aggregate incremental cost for installation, maintenance, and monitoring services for home security systems reflects the full cost to IBM for these items.

Annual Executive Physical

- IBM covers the cost of an annual executive physical for the named executive officers under IBM's corporate wellness program.

- Amounts represent any payments by IBM for the named executive officers under this program, if applicable.

Family Travel and Attendance at Business-Related Events

- Business-related events attended by the named executive officers and their family members may include meetings, dinners, and receptions with IBM's clients, executive management or board members.

- Amounts represent the aggregate incremental cost, if any, of travel and/or meals and entertainment for the family members of the named executive officers to attend business-related events.

Other Personal Expenses

- Amounts represent the cost of meals and lodging for the named executive officers who traveled for their annual executive physical under IBM's corporate wellness program.

- Amounts also include expenses associated with participation on outside boards other than those disclosed as Personal Travel on Company Aircraft and Ground Transportation.

- Amounts also include items relating to business events and administrative charges incurred by executives.

2018 SUMMARY COMPENSATION TABLE

Name and Principal Position (a) / Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards[1] ($) (e)	Option Awards[2] ($) (f)	Non-Equity Incentive Plan Compensation ($) (g)	Change in Retention Plan Value[3] ($) (h)	Change in Pension Value[4] ($) (h)	Nonqualified Deferred Compensation Earnings[5] ($) (h)	All Other Compensation[6][7] ($) (i)	Total[8] ($) (j)
V.M. Rometty, Chairman, President and CEO										
2018	$1,600,000	$0	$10,801,392	$0	$4,050,000	$ 0	$ 0	$0	$1,100,826	$17,552,218
2017	1,600,000	0	10,428,720	0	5,100,000	79,951	494,882	0	891,797	18,595,350
2016	1,600,000	0	12,822,238	12,094,414	4,950,000	87,660	300,605	0	840,782	32,695,699
J.J. Kavanaugh, Senior VP and CFO[9]										
2018	$ 713,000	$0	$ 4,263,851	$0	$814,050	$ 0	$ 23,343	$0	$ 82,901	$ 5,897,145
2017	649,000	0	3,136,575	0	919,000	11,766	33,651	0	119,808	4,869,800
M.J. Schroeter, Senior VP, IBM Global Markets										
2018	$ 905,000	$0	$ 4,872,751	$0	$1,074,400	N/A	$ 7,702	$0	$ 170,549	$ 7,030,402
2017	828,500	0	4,312,687	0	1,181,000	N/A	11,436	0	138,538	6,472,162
2016	754,000	0	4,820,379	0	1,046,430	N/A	6,227	0	173,159	6,800,195
J.E. Kelly III, Executive Vice President[10]										
2018	$ 860,000	$0	$ 4,629,243	$0	$644,600	$ 0	$ 55,273	$0	$ 226,336	$ 6,415,452
2017	830,500	0	4,312,687	0	861,000	127,911	70,056	0	240,339	6,442,493
2016	754,500	0	5,302,514	0	927,350	0	66,423	0	240,583	7,291,370
E. Clementi, Senior Vice President[11]										
2018	$ 777,000	$0	$ 4,466,817	$0	$733,600	N/A	N/A	$0	$ 197,037	$ 6,174,454
2017	754,500	0	4,312,687	0	869,840	N/A	N/A	0	227,742	6,164,769
2016	703,500	0	5,302,514	0	889,200	N/A	N/A	0	144,440	7,039,654

Note: For assumptions used in determining the fair value of stock and option awards, see Note S (Stock-Based Compensation) to IBM's 2018 Consolidated Financial Statements.

(1) Amounts in this column reflect the total Performance Share Units (PSUs), Restricted Stock Units (RSUs), and Retention Restricted Stock Units (RRSUs). RRSUs were not awarded in 2016, 2017 or 2018.

Amounts include the aggregate grant date fair values of PSUs at the Target number (described in the 2018 Summary Compensation Table Narrative), calculated in accordance with accounting guidance; these amounts reflect an adjustment for the exclusion of dividend equivalents. At the Maximum number, these values for Mrs. Rometty would be: 2018: $10,531,377; 2017: $10,168,002; 2016: $12,501,699; for Mr. Kavanaugh: 2018: $4,157,300; 2017: $3,058,222; for Mr. Schroeter: 2018: $4,750,996; 2017: $4,204,970; 2016: $4,699,880; for Dr. Kelly: 2018: $4,513,596; 2017: $4,204,970; 2016: $5,169,993; for Mr. Clementi: 2018: $4,355,069; 2017: $4,204,970; 2016: $5,169,993.

Amounts also include the aggregate grant date fair values of RSUs and RRSUs granted to Mrs. Rometty, Mr. Kavanaugh, Mr. Schroeter, Dr. Kelly and Mr. Clementi, if applicable, calculated in accordance with accounting guidance; these amounts reflect an adjustment for the exclusion of dividend equivalents.

(2) There were no option awards granted to any of the named executive officers in the years shown in the 2018 Summary Compensation Table, except for Mrs. Rometty. In 2016, Mrs. Rometty was granted a one-time award of 1.5 million nonqualified stock options that vest three years from the date of grant, are exercisable in four equal tranches at premium prices of 105%, 110%, 115%, and 125% of the average of the high and low prices of IBM common stock on the date of grant.

(3) Assumptions can be found immediately after the 2018 Retention Plan Table. Although accruals under the Retention Plan stopped on December 31, 2007, changes in Retention Plan Value can occur based on changes to participants' ages and actuarial assumptions. For 2016, 2017, and 2018, Change in Retention Plan Value for the eligible named executive officers was due to their age, changes in the discount rate, interest crediting rate, and mortality table. The change in Retention Plan Value for the eligible named executive officers resulted in negative amounts in 2018 for Mrs. Rometty $(199,118), Mr. Kavanaugh $(53,853) and Dr. Kelly $(909,446), and negative amounts in 2016 for Dr. Kelly $(7,649).

(4) Assumptions can be found immediately after the 2018 Pension Benefits Table. Although accruals under the IBM Personal Pension Plan stopped on December 31, 2007, changes in Pension Value can occur based on changes to participants' ages and actuarial assumptions. For 2016, 2017, and 2018, Change in Pension Value for the named executive officers was due to their age, changes in the discount rate, interest crediting rate, and mortality table. For 2018, the change in Pension Value for the named executive officers resulted in the following negative amount for Mrs. Rometty $(349,181).

(5) IBM does not provide above-market or preferential earnings on deferred compensation. See the 2018 Nonqualified Deferred Compensation Narrative for information about deferred compensation.

(6) Amounts in this column include the following for 2018: Mrs. Rometty: tax reimbursements of $24,528 and IBM contributions to defined contribution plans of $670,000; for Mr. Kavanaugh: IBM contributions to defined contribution plans of $49,140; for Mr. Schroeter: tax reimbursements of $10,610 and contributions to defined contribution plans of $125,160; for Dr. Kelly: IBM contributions to defined contribution plans of $137,680; and for Mr. Clementi: IBM contributions to defined contribution plans of $98,810.

(7) Amounts in this column also include the following perquisites for 2018: for Mrs. Rometty: personal financial planning, personal travel on Company aircraft of $364,643, ground transportation, personal security, annual executive physical, family attendance at business-related events, and other personal expenses; for Mr. Kavanaugh: personal travel on Company aircraft, ground transportation, annual executive physical, family attendance at business-related events, and other personal expenses; for Mr. Schroeter: personal financial planning, personal security, annual executive physical, family attendance at business-related events, and other personal expenses; for Dr. Kelly: personal financial planning, personal travel on Company aircraft of $66,549, ground transportation, personal security, family attendance at business-related events, and other personal expenses; for Mr. Clementi: personal financial planning, personal travel on Company aircraft of $50,055, ground transportation, annual executive physical, family attendance at business-related events, and other personal expenses. See the 2018 Summary Compensation Table Narrative for a description and information about the aggregate incremental cost calculations for perquisites.

(8) Amounts in this column reflect the total of the following columns: Salary, Bonus, Stock Awards, Option Awards, Non-Equity Incentive Plan Compensation, Change in Retention Plan Value, Change in Pension Value, Nonqualified Deferred Compensation Earnings and All Other Compensation.

(9) Mr. Kavanaugh was not a named executive officer in IBM's 2017 Proxy Statement; therefore, this table does not provide 2016 data for him.

(10) Effective January 1, 2019, Dr. Kelly became Executive Vice President.

(11) Mr. Clementi will retire from the Company on March 31, 2019.

2018 GRANTS OF PLAN-BASED AWARDS TABLE

Name (a) / Type of Award[1]	Grant Date (b)	Compensation Committee Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units[3] (#) (i)	All Other Option Awards: Number of Securities Underlying Options (#) (j)	Exercise or Base Price of Option Awards ($/Sh) (k)	Closing Price on the NYSE on the Date of Grant ($/Sh)	Grant Date Fair Value of Stock and Option Awards[4] ($) (l)
			Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Threshold (#) (f)	Target (#) (g)	Maximum (#) (h)					
V.M. Rometty													
AIP	N/A	01/30/2018	0	5,000,000	10,000,000								
PSU	06/08/2018	01/30/2018				13,508	54,032	81,048					7,020,918
RSU	06/08/2018	01/30/2018							29,094				3,780,474
J.J. Kavanaugh													
AIP	N/A	01/30/2018	0	1,005,000	3,015,000								
PSU	06/08/2018	01/30/2018				5,332	21,329	31,994					2,771,490
RSU	06/08/2018	01/30/2018							11,485				1,492,361
M.J. Schroeter													
AIP	N/A	01/30/2018	0	1,264,000	3,792,000								
PSU	06/08/2018	01/30/2018				6,094	24,375	36,563					3,167,288
RSU	06/08/2018	01/30/2018							13,125				1,705,463
J.E. Kelly III													
AIP	N/A	01/30/2018	0	1,172,000	3,516,000								
PSU	06/08/2018	01/30/2018				5,789	23,157	34,736					3,009,021
RSU	06/08/2018	01/30/2018							12,469				1,620,222
E. Clementi													
AIP	N/A	01/30/2018	0	1,048,000	3,144,000								
PSU	06/08/2018	01/30/2018				5,586	22,344	33,516					2,903,379
RSU	06/08/2018	01/30/2018							12,032				1,563,438

(1) Type of Award:

AIP = Annual Incentive Program

PSU = Performance Share Unit

RSU = Restricted Stock Unit

Each of these awards was granted under IBM's 1999 Long-Term Performance Plan. See the 2018 Summary Compensation Table Narrative for additional information on these types of awards.

(2) PSU awards will be adjusted based on performance and paid in February 2021.

(3) RSU awards vest 25% on June 8, 2019, June 8, 2020, June 8, 2021, and June 8, 2022, provided that in each case, the named executive officer is an employee of IBM as of those dates unless they meet certain requirements to be eligible for continued vesting (see 2018 Potential Payments Upon Termination Narrative for a description of these eligibility requirements).

(4) The amounts in this column reflect the aggregate grant date fair values of PSU and RSU awards calculated in accordance with accounting guidance. The values shown for the PSU awards are based on the Target number, as described in the 2018 Summary Compensation Table Narrative. The values shown for the PSUs and RSUs reflect an adjustment for the exclusion of dividend equivalents.

2018 Outstanding Equity Awards at Fiscal Year-End Table and Related Narrative

Option Awards (Columns (b)–(f))

General Terms

- In accordance with IBM's Long-Term Performance Plan (LTPP), the exercise price of stock options is not less than the average of the high and low prices of IBM common stock on the New York Stock Exchange (NYSE) on the date of grant.

- Options generally expire ten years after the date of grant.

- The option recipient must remain employed by IBM through each vesting date in order to receive any potential payout value.

- IBM has not granted any option awards that are Equity Incentive Plan Awards.

Premium-priced options

- Historically, the exercise price has been equal to 110% of the average of the high and low prices of IBM common stock on the NYSE on the date of grant and these options vested in four equal increments on the first four anniversaries of the grant date.

- The one-time premium-priced award granted to Mrs. Rometty on January 26, 2016 is exercisable in four equal tranches at premium prices of 105%, 110%, 115% and 125% of the average of the high and low prices of IBM common stock on the NYSE on the date of grant and will vest three years from the date of grant and expires 10 years from the date of grant.

Stock Awards (Columns (g)–(j))

Number of Shares or Units of Stock That Have Not Vested (Column (g))

The amounts in this column are the number of RSUs and RRSUs that were outstanding as of December 31, 2018.

Market Value of Shares or Units of Stock That Have Not Vested (Column (h))

The amounts in this column are the value of RSU and RRSU awards disclosed in column (g), calculated by multiplying the number of units by the closing price of IBM stock on the last business day of the 2018 fiscal year ($113.67).

Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (Column (i))

The amounts in this column are the number of PSUs that were outstanding as of December 31, 2018.

Performance Share Units

- Amounts in column (i) reflect the Target number for each PSU award.

- The performance criteria for IBM's PSU program is based on cumulative three-year rolling targets. Therefore, measuring annual performance against these targets is not meaningful.

- See Section 1 of the 2018 Compensation Discussion and Analysis, as well as the 2018 Summary Compensation Table Narrative, for a detailed description of the PSU program, including payout calculations.

- The table below provides the payout levels for all outstanding PSU awards for each of the named executive officers.

2018 OUTSTANDING PSU AWARD PAYOUT LEVELS

Name	Grant Date	Threshold	Target	Maximum
V.M. Rometty	06/08/2017	12,350	49,400	74,100
	06/08/2018	13,508	54,032	81,048
J.J. Kavanaugh	06/08/2017	3,715	14,858	22,287
	06/08/2018	5,332	21,329	31,994
M.J. Schroeter	06/08/2017	5,107	20,429	30,644
	06/08/2018	6,094	24,375	36,563
J.E. Kelly III	06/08/2017	5,107	20,429	30,644
	06/08/2018	5,789	23,157	34,736
E. Clementi	06/08/2017	5,107	20,429	30,644
	06/08/2018	5,586	22,344	33,516

Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (Column (j))

The amounts in this column are the values of PSU awards disclosed in column (i), calculated by multiplying the number of units by the closing price of IBM stock on the last business day of the 2018 fiscal year ($113.67).

2018 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE

	Option Awards					Stock Awards							
Name (a) Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price[1] ($) (e)	Option Expiration Date (f)	Type of Award	Grant Date	Number of Shares or Units of Stock That Have Not Vested[2] (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested[3] ($) (h)	Type of Award	Grant Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[4] (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[3] ($) (j)
V.M. Rometty													
01/26/16	0	375,000	N/A	$129.08	01/25/26	RSU	06/08/16	16,052	$1,824,631	PSU	06/08/17	49,400	$5,615,298
01/26/16	0	375,000	N/A	135.22	01/25/26	RSU	06/08/17	19,950	2,267,717	PSU	06/08/18	54,032	6,141,817
01/26/16	0	375,000	N/A	141.37	01/25/26	RSU	06/08/18	29,094	3,307,115				
01/26/16	0	375,000	N/A	153.66	01/25/26								
Total	**0**	**1,500,000**						**65,096**	**7,399,463**			**103,432**	**11,757,115**
J.J. Kavanaugh													
						RRSU	01/02/14	8,772	997,113	PSU	06/08/17	14,858	1,688,909
						RSU	06/08/16	4,225	480,256	PSU	06/08/18	21,329	2,424,467
						RSU	06/08/17	6,000	682,020				
						RSU	06/08/18	11,485	1,305,500				
Total	**0**	**0**						**30,482**	**3,464,889**			**36,187**	**4,113,376**
M.J. Schroeter													
						RRSU	02/02/15	25,158	2,859,710	PSU	06/08/17	20,429	2,322,164
						RSU	06/08/16	6,035	685,998	PSU	06/08/18	24,375	2,770,706
						RSU	06/08/17	8,250	937,778				
						RSU	06/08/18	13,125	1,491,919				
Total	**0**	**0**						**52,568**	**5,975,405**			**44,804**	**5,092,870**
J.E. Kelly III													
						RRSU	12/30/15	13,981	1,589,220	PSU	06/08/17	20,429	2,322,164
						RSU	06/08/16	6,638	754,541	PSU	06/08/18	23,157	2,632,256
						RSU	06/08/17	8,250	937,778				
						RSU	06/08/18	12,469	1,417,351				
Total	**0**	**0**						**41,338**	**4,698,890**			**43,586**	**4,954,420**
E. Clementi													
						RRSU	02/02/15	12,579	1,429,855	PSU	06/08/17	20,429	2,322,164
						RSU	06/08/16	6,638	754,541	PSU	06/08/18	22,344	2,539,842
						RSU	06/08/17	8,250	937,778				
						RSU	06/08/18	12,032	1,367,677				
Total	**0**	**0**						**39,499**	**4,489,851**			**42,773**	**4,862,006**

Type of Award:

PSU = Performance Share Unit

RSU = Restricted Stock Unit

RRSU = Retention Restricted Stock Unit

(1) The exercise prices for Mrs. Rometty's premium-priced options are equal to 105%, 110%, 115% and 125% of the average high and low prices of IBM common stock on the NYSE on the date of grant.

(2) The amounts shown in column (g) of the 2018 Outstanding Equity Awards at Fiscal Year-End Table are RSU and RRSU awards that have not yet vested. See the 2018 Summary Compensation Table Narrative for additional information on these types of awards. The Vesting Schedule for Unvested RSUs and RRSUs table below shows the vesting schedules for these outstanding awards. The remaining unvested portion of Mr. Kavanaugh's 2014 RRSU award fully vested on January 2, 2019. The remaining unvested portion of Mr. Schroeter's and Mr. Clementi's 2015 RRSU award fully vested on February 2, 2019. The remaining unvested portion of Dr. Kelly's 2015 RRSU award vests on December 30, 2019, provided that he is an employee of IBM as of that date. In 2016, 2017, and 2018, each named executive officer received RSU awards that vest 25% per year on the first through the fourth anniversaries of the grant date.

(3) Values in these columns are calculated by multiplying the number of units by the closing price of IBM stock on the last business day of the 2018 fiscal year ($113.67).

(4) The amounts shown in column (i) of the 2018 Outstanding Equity Awards at Fiscal Year-End Table are PSU awards that have not yet vested. See the 2018 Summary Compensation Table Narrative for additional information on PSU awards. The Vesting Schedule for Unvested PSUs table below shows the vesting schedules for these outstanding PSU awards (reflecting Target payout), all of which are paid out in February following the end of the performance period.

VESTING SCHEDULE FOR UNVESTED RSUs AND RRSUs

Name	Type of Award	Grant Date	Vesting Schedule 2019	2020	2021	2022	2023
V.M. Rometty	RSU	06/08/2016	8,026	8,026			
	RSU	06/08/2017	6,650	6,650	6,650		
	RSU	06/08/2018	7,273	7,273	7,273	7,275	
J.J. Kavanaugh	RRSU	01/02/2014	8,772				
	RSU	06/08/2016	2,112	2,113			
	RSU	06/08/2017	2,000	2,000	2,000		
	RSU	06/08/2018	2,871	2,871	2,871	2,872	
M.J. Schroeter	RRSU	02/02/2015	25,158				
	RSU	06/08/2016	3,017	3,018			
	RSU	06/08/2017	2,750	2,750	2,750		
	RSU	06/08/2018	3,281	3,281	3,281	3,282	
J.E. Kelly III	RRSU	12/30/2015	13,981				
	RSU	06/08/2016	3,319	3,319			
	RSU	06/08/2017	2,750	2,750	2,750		
	RSU	06/08/2018	3,117	3,117	3,117	3,118	
E. Clementi	RRSU	02/02/2015	12,579				
	RSU	06/08/2016	3,319	3,319			
	RSU	06/08/2017	2,750	2,750	2,750		
	RSU	06/08/2018	3,008	3,008	3,008	3,008	

VESTING SCHEDULE FOR UNVESTED PSUS

Name	Grant Date	Vesting Schedule Dec-2019	Dec-2020
V.M. Rometty	06/08/2017	49,400	
	06/08/2018		54,032
J.J. Kavanaugh	06/08/2017	14,858	
	06/08/2018		21,329
M.J. Schroeter	06/08/2017	20,429	
	06/08/2018		24,375
J.E. Kelly III	06/08/2017	20,429	
	06/08/2018		23,157
E. Clementi	06/08/2017	20,429	
	06/08/2018		22,344

2018 OPTION EXERCISES AND STOCK VESTED TABLE

	Option Awards		Stock Awards(1)	
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($) (e)
V.M. Rometty	0	0	73,701	$8,843,336
J.J. Kavanaugh	0	0	24,965	3,230,808
M.J. Schroeter	0	0	27,957	3,360,888
J.E. Kelly III	0	0	44,458	5,245,721
E. Clementi	0	0	30,478	3,657,034

(1) Amounts shown in these columns reflect PSU, RSU, and RRSU awards that vested during 2018. The PSU award for the 2016–2018 performance period vested on December 31, 2018, and paid out to each named executive officer on February 1, 2019; the value of this PSU award was determined by multiplying the number of shares by the closing price of IBM stock on the vesting date. See the 2018 Summary Compensation Table Narrative for details on these types of awards.

Pay Ratio

The ratio of the CEO's annual total compensation to that of the median employee's annual total compensation is 319:1. This ratio is based on annual total compensation of $17,552,218 for the CEO (as reported in the Summary Compensation Table) and $55,088 for the median employee. Since there have been no significant changes, the Company used the same median employee that was determined as of October 1, 2017 using annual base pay for IBM employees on that date; all foreign currencies were converted to U.S. dollars. For purposes of determining our median employee in 2017, approximately 17,000 employees* (which represents less than 5% of IBM's total employees) were excluded either because they became IBM employees in connection with certain acquisitions who maintain separate terms of employment (some of which closed prior to 2017), or were employed by a limited number of subsidiaries that maintain separate terms of employment. The Company believes that this calculation is a reasonable estimate of the pay ratio.

*Certain employees from Aperto, Blue Express Computer Engineering Technology Company, BNP Paribas Partners for Innovation, Bluewolf, Cloudigo, exc.io, EXA Corporation, GesNext, Ingenieria De Software Avanzado, Innovative Solutions for Finance, Information Technology Nostrum, Iru Ederra XXI, ISM Canada, IT Now, KTS, Promontory, Proxxi, SI Solutions, SoftINSA, SoftLayer, Truven, Value Transformation Services, and Wedoit Sociedad Tecnologias De la Information.

2018 Retention Plan Narrative

General Description and Purpose

During the mid-1990s, an additional form of retention compensation was created for certain IBM U.S. leaders. The plan, formally called the "IBM Supplemental Executive Retention Plan" (Retention Plan), began in 1995 during a particularly trying time in IBM's history when it faced challenges that many thought put its very existence at risk. Some key leaders were recruited away from IBM during this time. In this environment, IBM created this new plan to help retain for full careers the caliber of senior leaders needed to turn IBM around, preserve its long-term viability and position it for growth in the future.

Because its original purpose had been met, the Retention Plan was closed to new participants effective May 1, 2004, and will not be replaced by any other plan. **Future accruals under the Retention Plan stopped on December 31, 2007,** therefore, a participant's Retention Plan benefit does not consider pay earned or service performed after such date.

Payments accrue based on age and service and are typically payable only after age 60, as a way to encourage senior leaders to continue working for IBM past the age when many others at IBM choose to retire.

Even though the Retention Plan provides for the payment of specified benefits after retirement, given the nature of this program as a retention vehicle, the Retention Plan is discussed in its own section instead of in the Pension Benefits section. As a consequence, the amounts reflected below are separately presented in the 2018 Retention Plan Table and are not included in the 2018 Pension Benefits Table.

The 2018 Retention Plan Table shows each eligible named executive officer's number of years of credited service, present value of accumulated benefit and payments during the last fiscal year under the Retention Plan. The Retention Plan is a U.S. Plan and eligibility is based on U.S. employment. Mrs. Rometty, Mr. Kavanaugh and Dr. Kelly are eligible for a benefit under the Retention Plan. Mr. Schroeter is not eligible for a Retention Plan benefit because he did not meet all of the eligibility criteria. Specifically, he did not continuously remain on the U.S. payroll, as he worked for IBM Australia from April 1, 2005 through June 30, 2011. Mr. Clementi began U.S. employment after the Retention Plan was closed.

Description of Retention Plan

- The Retention Plan provides for payment of an annual benefit as long as the participant satisfies the age, service, pay, and job level requirements.

- Effective July 1, 1999, IBM amended the Retention Plan to provide a new benefit formula, but allowed participants who met certain age, service, and pay level conditions as of June 30, 1999 to continue to earn benefits under the prior formula if the prior formula provides a greater benefit.

- Retention Plan benefits are subject to forfeiture and rescission if an executive is terminated for cause or engages in competitive or other activity detrimental to IBM during or following employment.

Material Terms and Conditions: 1995 Retention Plan

- The benefits provided under the Retention Plan for Mr. Kavanaugh and Dr. Kelly are determined under the Retention Plan formula in effect prior to the July 1, 1999 amendment (1995 Retention Plan).

- Benefits are available under the 1995 Retention Plan only if a participant terminates employment, becomes disabled or dies on or after meeting the early retirement age and service, holds an executive-level position immediately prior to termination or death, and has final average pay of at least $160,000 immediately prior to termination, disability or death.

- The benefit provided under the 1995 Retention Plan is payable only as an annuity beginning on the first day of the month following termination of employment (subject to a six-month delay for "specified employees" as required under Section 409A of the Internal Revenue Code).

- If the participant terminates employment on or after age 60, the 1995 Retention Plan benefit expressed as an annual single life annuity is equal to:

> **(1)** 1.7% times final average pay up to (and including) $311,400 times years of service up to (and including) 20 years
>
> **+**
>
> **(2)** 2.55% times final average pay in excess of $311,400 times years of service up to (and including) 20 years
>
> **+**
>
> **(3)** 1.3% times final average pay times years of service in excess of 20, but not in excess of 30 years
>
> **+**
>
> **(4)** 0.75% times final average pay times years of service in excess of 30, but not in excess of 35 years
>
> **−**
>
> **(5)** The annual single life annuity that would be provided under the IBM Personal Pension Plan beginning on the benefit commencement date

- If the participant terminates employment before age 60, the annual single life annuity resulting from the sum of the amounts specified in (1) through (4) is reduced as specified in the Retention Plan. For example, if a participant terminates at age 59, the benefit is reduced by 3%, at age 58, by 7%, and at age 57, by 11%.

- The benefit of a participant in the 1995 Retention Plan will not be less than the benefit that would be provided if the participant were in the 1999 Retention Plan, as described in the next subsection.

Material Terms and Conditions *1999 Retention Plan*

- The benefits provided under the Retention Plan to Mrs. Rometty are determined under the Retention Plan formula in effect on and after the July 1, 1999 amendment (1999 Retention Plan).

- Benefits are available under the 1999 Retention Plan if a participant holds an executive-level position immediately prior to termination or death, has final average pay in excess of $405,400 on both January 1, 2007 and immediately prior to termination or death, and either:
    - Terminates employment for any reason other than cause or dies, in each case after attaining age 60 and completing at least five years of service; or
    - Terminates employment for any reason other than cause or dies, in each case after attaining age 55 and completing at least 15 years of service and either becomes disabled (as determined under IBM's long-term disability plan), or if approved by the Board in the case of the two highest paid officers (and if approved by the Compensation Committee and the chairman and chief executive officer in the case of any other officer of IBM).

- If the participant terminates employment after attaining age 60 and completing at least five years of service, the 1999 Retention Plan benefit expressed as an annual single life annuity is equal to:

> **(1)** 1% times final average pay up to (and including) $405,400 times years of service up to (and including) 35 years
>
>
>
> **(2)** 2.5% times final average pay in excess of $405,400 times years of service up to (and including) 35 years
>
>
>
> **(3)** The annual single life annuity that would be provided under the IBM Personal Pension Plan beginning on the benefit commencement date

- In no event will the sum of the amounts in (1) and (2) exceed 65% times final average pay times a fraction (no greater than 1), the numerator of which is the participant's years of service and the denominator of which is 35.

- A participant who terminates employment after attaining age 55, but prior to attaining age 60, who completes at least 15 years of service, and who receives Compensation Committee and chairman and chief executive officer approval (or Board approval in the case of the two highest paid officers) as described above, will receive a reduced single life annuity. The reduced single life annuity will be determined by reducing the sum of the amounts specified in (1) and (2) by 0.5% for each month that the benefit commencement date precedes age 60.

Compensation Elements Included in Calculations

- The definitions of eligible final average pay and eligible compensation for purposes of the Retention Plan have the same meanings as under the Pension Credit Formula in the IBM Personal Pension Plan.

Funding

- The Retention Plan is unfunded and maintained as a book reserve (notional) account.

- No funds are set aside in a trust or otherwise; participants in the Retention Plan are general unsecured creditors of IBM regarding the payment of their Retention Plan benefits.

Policy Regarding Extra Years of Credited Service

- Generally, a participant's years of credited service for benefits are based on the years an employee participated in the IBM Personal Pension Plan through December 31, 2007, the date accrual of future benefits stopped.

Available Forms of Payment

- A participant's benefit is only payable in the form of an annuity with monthly benefit payments beginning on the first day of the month following termination of employment (subject to a six-month delay for "specified employees" as required under Section 409A of the Internal Revenue Code). Lump sum payments are not available under the Retention Plan.

- A participant may elect to receive his or her benefit in the form of a single life annuity or in certain other actuarially equivalent forms of payment.

Annual Retention Plan Benefit

- The annual Retention Plan benefit that was earned as of December 31, 2007 and that is payable as a single life annuity beginning at the earliest unreduced retirement age (as defined in the next subsection) for each eligible named executive officer is detailed in the table below.

Name	Annual Retention Plan Benefit at Earliest Unreduced Retirement Age
V.M. Rometty	$98,907
J.J. Kavanaugh	12,973
J.E. Kelly III	588,122

Present Value of Accumulated Benefit

- The present value of accumulated benefit shown in the 2018 Retention Plan Table below is the value as of December 31, 2018 of the annual Retention Plan benefit that was earned as of December 31, 2007.

- The earliest unreduced retirement age is the earliest age an eligible named executive officer may start receiving the Retention Plan benefit without a reduction for early commencement. As of December 31, 2018, Mrs. Rometty and Dr. Kelly had reached the earliest unreduced retirement age. Because Mr. Kavanaugh did not attain age 60 by December 31, 2018, the earliest unreduced retirement age is his age on the first day of the month that coincides with or next follows the attainment of age 60.

- Certain assumptions were used to determine the present value of the annual accumulated Retention Plan benefit that is payable beginning at the earliest unreduced retirement age. Those assumptions are described immediately following the 2018 Retention Plan Table.

2018 RETENTION PLAN TABLE

Name (a)	Plan Name (b)	Number of Years Credited Service[1] (#) (c)	Present Value of Accumulated Benefit[2] ($) (d)	Payments During Last Fiscal Year ($) (e)
V.M. Rometty	Retention Plan	26	$1,540,807	$0
J.J. Kavanaugh	Retention Plan	12	149,084	0
J.E. Kelly III	Retention Plan	27	8,151,528	0

(1) Reflects years of credited service as of December 31, 2007, which was the date accruals under the Retention Plan stopped. Each of the eligible named executive officers in this table has 11 additional years of service with IBM after that date.

(2) While the accruals under the Retention Plan stopped on December 31, 2007, the value of the Retention Plan benefit for the eligible named executive officers will continue to change based on their ages, the assumptions used to calculate the present value of the accumulated benefit, and the benefit that would be provided under the IBM Personal Pension Plan.

Assumptions to determine present value for each eligible named executive officer, as of December 31, 2018:

- Measurement date: December 31, 2018
- Interest rate for present value: 4.1%
- To determine Personal Pension Account benefit:
  - Interest crediting rate: 3.6% for 2019 and after
  - Interest rate to convert Personal Pension Account balance to single life annuity: 3.2133% for years 1–5, 4.2667% for years 6–20, and 4.5767% for year 21 and after
  - Mortality table to convert Personal Pension Account balance to single life annuity is 2019 Personal Pension Account Optional Combined Unisex Table
- Mortality (pre-commencement): None
- Mortality (post-commencement):
  - Base Table: Modified RP-2014 White Collar sex-distinct annuitant tables with adjustment to 2006 by backing out MP-2014 improvement and further adjusting the mortality rates by a factor of 1.016
  - Improvement Scale: A modified Scale MP-2018 projection table with projected improvements starting in 2006 for healthy mortality. The modified table is based on the RPEC 2014 v2018 model, with the same 20 year diagonal convergence period and 10 year horizontal convergence period and underlying weighting percentages for the age/period and year-of-birth cohort periods. The long-term improvement rates are 0.75% up to age 85, linearly decreasing to 0.0% at age 115
- Withdrawal rates: None

- Retirement rates: None prior to Assumed Retirement Age
- Normal Retirement Age: Age 60 for Retention Plan, Age 65 for IBM Personal Pension Plan
- Assumed Retirement Age: Later of Age 60 for Retention Plan, Age 65 for IBM Personal Pension Plan, or current age
- Accumulated benefit is calculated based on credited service and final average pay as of December 31, 2007
- Offset for benefit payable under the IBM Personal Pension Plan is determined based on the single life annuity that would be payable under the plan beginning on the first day of the month following the assumed termination of employment
- Present value is the present value of the single life annuity payable at assumed retirement age beginning on the first day of the month following the assumed termination of employment. The six-month delay under the Retention Plan for "specified employees" as required under Section 409A of the Internal Revenue Code was disregarded for this purpose
- All results shown are estimates only; actual benefits will be based on precise credited service and compensation history, which will be determined at termination of employment

Assumptions to determine present value as of December 31, 2017:

- The column titled Change in Retention Plan Value in the 2018 Summary Compensation Table quantifies the change in the present value of the Retention Plan benefit from December 31, 2017 to December 31, 2018
- To determine the present value of the Retention Plan benefit as of December 31, 2017, the same assumptions that are described above to determine present value as of December 31, 2018 were used, except (1) a 3.4% interest rate, Modified RP-2014 White Collar sex-distinct annuitant tables with adjustment to 2011 by backing out MP-2014 improvement and further adjusting the mortality rates at each age (averaging approximately 1.06); and the Modified MP-2017 improvement scale, and (2) to determine the Personal Pension Account benefit, the following were used:
  - Interest crediting rate: 2.3% for 2018 and after
  - Interest rate to convert Personal Pension Account balance to annual single life annuity: 1.98% for years 1–5, 3.5867% for years 6–20, and 4.3267% for year 21 and after
- Mortality table for Personal Pension Account balance conversion: 2018 Personal Pension Account Optional Combined Unisex Table

2018 Pension Benefits Narrative

The 2018 Pension Benefits Tables show the number of years of credited service, present value of accumulated benefit and payments during the last fiscal year for each eligible named executive officer under the IBM U.S. defined benefit pension plan. Mrs. Rometty, Mr. Kavanaugh, Mr. Schroeter and Dr. Kelly have pension benefits under the U.S. defined benefit pension plan, and Mr. Clementi does not have a benefit under any IBM defined benefit pension plan.

U.S. Qualified Plan and Nonqualified Plan Descriptions — General

The IBM Personal Pension Plan consists of a tax-qualified plan and a non-tax qualified plan. Effective January 1, 2008, the non-tax qualified plan was renamed the IBM Excess Personal Pension Plan and is referred to herein as the Nonqualified Plan, and the tax-qualified plan is referred to as the Qualified Plan. The combined plan is referred to herein as the IBM Personal Pension Plan. Effective January 1, 2005, the IBM Personal Pension Plan was closed to new participants.

Plan Description

- Effective July 1, 1999, IBM amended the IBM Personal Pension Plan to provide a new benefit formula, but allowed participants who met certain age and service conditions as of June 30, 1999, to elect to continue to earn benefits under the prior formulas, including the Pension Credit Formula.

- Accrual of future benefits under the IBM Personal Pension Plan stopped on December 31, 2007. Accordingly, a participant's pension benefit does not consider pay earned and service credited after such date.

- The Qualified Plan provides funded, tax-qualified benefits up to the limits on compensation and benefits under the Internal Revenue Code.

- The Nonqualified Plan provides unfunded, nonqualified benefits in excess of the limits on compensation.

IBM U.S. Personal Pension Plan (Qualified Plan)

Purpose of the Qualified Plan

- The Qualified Plan was designed to provide tax-qualified pension benefits that are generally available to all U.S. regular employees.

- The cessation of accruals under the Qualified Plan and the continued IBM contributions under the tax-qualified defined contribution plan, the IBM 401(k) Plus Plan, reflects IBM's desire to provide appropriate benefits for its employees, consistent with the changing needs of IBM's workforce and the changing nature of retirement benefits provided by IBM's current competition.

Material Terms and Conditions: Pension Credit Formula under the Qualified Plan

- The benefits under the Qualified Plan for Mrs. Rometty are determined under the Pension Credit Formula. Mrs. Rometty

satisfied the eligibility requirements for the Pension Credit Formula in 1999.

- The Pension Credit Formula is a pension equity formula that provides annual benefits based on a participant's total point value divided by an annuity conversion factor.

- The total point value is equal to total base points times final average pay plus total excess points times final average pay in excess of Social Security Covered Compensation.

- For purposes of the Pension Credit Formula, final average pay is equal to average compensation over the final five years of employment or the highest consecutive five calendar years of compensation, whichever is greater, prior to 2008.

- The annuity conversion factor is pre-determined according to the IBM Personal Pension Plan document.

- Prior to 2008, participants earned points as follows: 0.16 base points each year until a 4.25 base point cap was reached, and 0.03 excess points each year until a 0.75 excess point cap was reached.

- The total point value is converted to an annuity at the benefit commencement date based on pre-determined annuity conversion factors.

- A participant may receive his or her benefit immediately following termination of employment, or may defer benefit payments until any time between early retirement age and normal retirement age.

- Early retirement age is defined as:
  - Any age with 30 years of service;
  - Age 55 with 15 years of service; or
  - Age 62 with five years of service.

- As of December 31, 2018, Mrs. Rometty had attained early retirement age.

- Under the Pension Credit Formula, a participant who terminates employment and whose pension benefit commences before his or her normal retirement age will receive smaller monthly annuity payments than if his or her benefit commences at normal retirement age.

- Instead of receiving his or her entire benefit under the Pension Credit Formula as an annuity, a participant may elect to receive a portion of the benefit as an unsubsidized lump sum. The lump sum amount is based on the benefit the participant earned before January 1, 2000.

Material Terms and Conditions: Personal Pension Account Formula under the Qualified Plan

- Mr. Kavanaugh's, Mr. Schroeter's and Dr. Kelly's benefit under the Qualified Plan is determined under the Personal Pension Account formula, which is a cash balance formula.

- According to the terms of the Qualified Plan, under the Personal Pension Account formula prior to 2008, the eligible named executive officers above receive pay credits and interest credits to their respective Personal Pension Accounts. The pay credits for a year were equal to 5% of the eligible named executive officers' eligible compensation for that year. The interest credits are based on the annual interest rate on one-year Treasury Constant Maturities plus 1%. Further, the eligible named executive officers may receive their benefit under the Personal Pension Account formula at any time following termination of employment, but may not defer the commencement of the benefit later than normal retirement age. If the eligible named executive officers' benefit begins to be paid before normal retirement age, it will be reduced when compared to the benefit that would commence at normal retirement age. The eligible named executive officers may receive their benefit in the following forms: a lump sum equal to the Personal Pension Account balance, an annuity that is actuarially equivalent to the Personal Pension Account balance, or both a partial lump sum and a reduced annuity.

Compensation Elements Included in Calculations

- Prior to 2008, eligible compensation was generally equal to the total amount that is included in income including:
  - Salary;
  - Recurring payments under any form of variable compensation plan (excluding stock options and other equity awards); and
  - Amounts deducted from salary and variable compensation under IBM's Internal Revenue Code Section 125 plan (cafeteria plan), and amounts deferred under IBM's 401(k) Plus Plan and Excess 401(k) Plus Plan.
- Equity compensation—stock options, RSUs, RRSUs, and PSUs—was excluded from eligible compensation.
- Compensation for a year was limited to the compensation limit under the Internal Revenue Code. For 2007, the last year that benefits accrued under the Qualified Plan, the compensation limit was $225,000. In addition, benefits provided under the Qualified Plan may not exceed an annual benefit limit under the Internal Revenue Code (which in 2018 was $220,000 payable as an annual single life annuity beginning at normal retirement age).

Qualified Plan Funding

- Benefits under the Qualified Plan are funded by an irrevocable tax-exempt trust.
- A participant's benefits under the Qualified Plan are payable from the assets held by the tax-exempt trust.

Policy Regarding Extra Years of Credited Service

- Generally, a participant's years of credited service are based on the years an employee participates in the Qualified Plan.
- The years of credited service for the eligible named executive officers are based only on their service while eligible for participation in the Qualified Plan. In 2005, Mr. Schroeter left IBM U.S. and became an executive of IBM Australia, and therefore, Mr. Schroeter's years of credited service for benefit calculations in the 2018 Pension Benefits Table are based only on his service with IBM U.S. Because accruals under the Qualified Plan stopped on December 31, 2007, service performed after such date is not counted for any named executive officer.

IBM U.S. Excess Personal Pension Plan (Nonqualified Plan)

Purpose of the Nonqualified Plan

- The Nonqualified Plan provides Qualified Plan participants with benefits that may not be provided under the Qualified Plan because of the tax limits on eligible compensation.
- The benefit provided to a participant is payable following a separation from service from IBM (subject to the six-month delay for "specified employees" as required under Section 409A of the Internal Revenue Code).

Material Terms and Conditions of the Nonqualified Plan

- The Nonqualified Plan provides a benefit that is equal to the benefit that would be provided under the Qualified Plan if the compensation and benefit limits did not apply minus the benefit actually provided under the Qualified Plan disregarding the benefit limits.

Nonqualified Plan Funding

- The Nonqualified Plan is unfunded and maintained as a book reserve (notional) account.
- No funds are set aside in a trust or otherwise; participants in the Nonqualified Plan are general unsecured creditors of IBM with respect to the payment of their Nonqualified Plan benefits.

Policy Regarding Extra Years of Credited Service

- The years of credited service for the eligible named executive officers are based only on their service while eligible for participation in the Qualified Plan. Because accruals under the Nonqualified Plan stopped on December 31, 2007, service performed after such date is not counted.

Available Forms of Payment

Pension Credit Formula

- A portion of the benefit that is available to Mrs. Rometty under the Qualified Plan may be paid as a lump sum. The portion is determined on the benefit that was earned before January 1, 2000.
- The benefit available to Mrs. Rometty under the Nonqualified Plan may only be paid as an annuity.

Personal Pension Account

- Under the terms of the Qualified Plan, the entire benefit may be paid as a lump sum.
- Under the terms of the Nonqualified Plan, Mr. Schroeter's entire Nonqualified Plan benefit must be paid as a mandatory lump sum. Mr. Kavanaugh and Dr. Kelly have elected to receive their Nonqualified Plan benefit in a lump sum immediately following separation from service.

- The maximum lump sum amount that the eligible named executive officers could have elected to receive under the Qualified Plan and Nonqualified Plan, as of January 1, 2019 if they had a separation from service from IBM on December 31, 2018 was equal to:

Name	Maximum Lump Sum		
	Qualified Plan	Nonqualified Plan	Total Available Lump Sum
V.M. Rometty	$481,489	N/A	$481,489
J.J. Kavanaugh	164,926	71,364	236,290
M.J. Schroeter	64,639	22,026	86,665
J.E. Kelly III	465,429	1,012,086	1,477,515

- A participant may elect to receive his or her entire benefit, or the portion of the benefit that is not paid as a lump sum, in the form of a single life annuity or in certain other actuarially equivalent forms of payment.

Annual Pension Benefits

- The annual pension benefit that was earned as of December 31, 2007, and that is payable as a single life annuity beginning at normal retirement age for each of the eligible named executive officers is below. Because Mr. Kavanaugh, Mr. Schroeter and Dr. Kelly will receive a lump sum payment for their Nonqualified Plan benefits, no amount is represented for them in the Nonqualified Plan column below:

Name	Annual Pension Benefit at Normal Retirement Age		
	Qualified Plan	Nonqualified Plan	Total Benefit
V.M. Rometty	$82,083	$342,761	$424,844
J.J. Kavanaugh	19,273	N/A	19,273
M.J. Schroeter	7,176	N/A	7,176
J.E. Kelly III	35,451	N/A	35,451

Present Value of Accumulated Benefit

- The present value of accumulated benefit is the value as of December 31, 2018 of the annual pension benefit that was earned as of December 31, 2007.
- The annual pension benefit is the benefit that is payable for the named executive officer's life beginning at his or her normal retirement age.
- The normal retirement age is defined as the later of age 65 or the completion of one year of service.
- Certain assumptions were used to determine the present value of accumulated benefits. Those assumptions are described immediately following the 2018 Pension Benefits Table.

2018 PENSION BENEFITS TABLE

As noted in the General Description and Purpose to the 2018 Retention Plan Narrative, the 2018 Pension Benefits Table does not include amounts reflected in the 2018 Retention Plan Table.

Name (a)	Plan Name (b)	Number of Years Credited Service[1] (#) (c)	Present Value of Accumulated Benefit[2] ($) (d)	Payments During Last Fiscal Year ($) (e)
V.M. Rometty	Qualified Plan	26	$1,028,525	$0
	Nonqualified Plan		4,294,872	0
	Total Benefit		**$5,323,397**	**$0**
J.J. Kavanaugh	Qualified Plan	12	$156,862	$0
	Nonqualified Plan		67,146	0
	Total Benefit		**$224,008**	**$0**
M.J. Schroeter	Qualified Plan	4	$63,099	$0
	Nonqualified Plan		20,916	0
	Total Benefit		**$84,015**	**$0**
J.E. Kelly III	Qualified Plan	27	$480,448	$0
	Nonqualified Plan		1,011,273	0
	Total Benefit		**$1,491,721**	**$0**

(1) Reflects years of credited service as of December 31, 2007, which was the date accruals under the Qualified Plan and the Nonqualified Plan stopped. Each of the named executive officers in this table has 11 additional years of service with IBM after that date.

(2) While the accruals under the Qualified Plan and the Nonqualified Plan stopped on December 31, 2007, the value of the Qualified Plan and Nonqualified Plan benefits for the eligible named executive officers will continue to change based on their ages and the assumptions used to calculate the present value of the accumulated benefit.

Assumptions to determine present value as of December 31, 2018 for each eligible named executive officer:

- Measurement date: December 31, 2018

- Interest rate for present value: 4.1%

- To determine Personal Pension Account benefit:
  - Interest crediting rate: 3.6% for 2019 and after
  - Interest rate to convert Personal Pension Account balance to single life annuity: 3.2133% for years 1–5, 4.2667% for years 6–20, and 4.5767% for year 21 and after
  - Mortality table to convert Personal Pension Account balance to single life annuity is 2019 Personal Pension Account Optional Combined Unisex Table

- Mortality (pre-commencement): None

- Mortality (post-commencement):
  - Base Table: Modified RP-2014 White Collar sex-distinct annuitant tables with adjustment to 2006 by backing out MP-2014 improvement and further adjusting the mortality rates by a factor of 1.016
  - Improvement Scale: A modified Scale MP-2018 projection table starting in 2006 for healthy mortality. The modified table is based on the RPEC 2014 v 2018 model, with the same 20 year diagonal convergence period and 10 year horizontal convergence period and underlying weighting percentages for the age/period and year-of-birth cohort periods. The long-term improvement rates are 0.75% up to age 85, linearly decreasing to 0.0% at age 115

- Withdrawal rates: None

- Retirement rates: None prior to Assumed Retirement Age

- Normal Retirement Age: Age 60 for Retention Plan, Age 65 for IBM Personal Pension Plan

- Assumed Retirement Age: Later of Age 60 for Retention Plan, Age 65 for IBM Personal Pension Plan, or current age

- Accumulated benefit is calculated based on credited service and compensation history as of December 31, 2007

- Benefit payable as a single life annuity in the case of the Pension Credit Formula and lump sum in the case of the Personal Pension Account Formula beginning on the first day of the month following a separation from service from IBM. The six-month delay under the Nonqualified Plan for "specified employees" as required under Section 409A of the Internal Revenue Code was disregarded for this purpose

- The Pension Credit Formula conversion factor is based on age at December 31, 2007 and commencement at age 65

- All results shown are estimates only; actual benefits will be based on precise credited service and compensation history, which will be determined at separation from service from IBM

Assumptions to determine present value as of December 31, 2017:

- The column titled Change in Pension Value in the 2018 Summary Compensation Table quantifies the change in the present value of the pension benefit from December 31, 2017 to December 31, 2018

- To determine the present value of the pension benefit as of December 31, 2017, the same assumptions that are described above to determine the present value as of December 31, 2018 were used, except a (1) 3.4% interest rate, Modified RP-2014 White Collar sex-distinct annuitant tables with adjustment to 2011 by backing out MP-2014 improvement and further adjusting the mortality rates at each age (averaging approximately 1.06); and Modified MP-2017 improvement scale, and (2) to determine the Personal Pension Account benefit, the following were used:
  - Interest crediting rate: 2.3% for 2018 and after
  - Interest rate to convert Personal Pension Account balance to single life annuity: 1.98% for years 1–5, 3.5867% for years 6–20, and 4.3267% for year 21 and after
  - Mortality table for Personal Pension Account balance conversion: 2018 Personal Pension Account Optional Combined Unisex Table

2018 Nonqualified Deferred Compensation Narrative

IBM Excess 401(k) Plus Plan—U.S.

General Description and Purpose

- Effective January 1, 2008, the IBM Executive Deferred Compensation Plan (EDCP) was amended and renamed the IBM Excess 401(k) Plus Plan. IBM employees, including the named executive officers, who are eligible to participate in the IBM 401(k) Plus Plan and whose eligible pay is expected to exceed the Internal Revenue Code compensation limit for the applicable plan year are eligible to participate in the Excess 401(k) Plus Plan. The purpose of the Excess 401(k) Plus Plan is to provide employees with the opportunity to save for retirement on a tax-deferred basis and provide benefits that would be provided under the qualified IBM 401(k) Plus Plan if the compensation limits did not apply.

- The 2018 Nonqualified Deferred Compensation Table shows the employee deferrals (executive contributions), IBM match (registrant contributions), automatic contributions (registrant contributions), discretionary awards (registrant contributions) and investment gain or loss (aggregate earnings) for each named executive officer during 2018.

- The table also shows the total balance that each named executive officer has accumulated over all the years he or she has participated in the plan.

- Account balances in the Excess 401(k) Plus Plan are comprised of cash amounts that were deferred by the participant or contributed by IBM (Basic Account), and all deferred shares, comprised of shares that were deferred by the participant (Deferred IBM Shares). Generally, amounts deferred and vested prior to January 1, 2005 are not subject to Section 409A of the Internal Revenue Code, while amounts deferred and vested on and after January 1, 2005 are subject to Section 409A of the Internal Revenue Code.

- The Excess 401(k) Plus Plan balance is not paid to, and cannot be accessed by, the participants until after a separation from service from IBM.

- The Excess 401(k) Plus Plan allows the clawback of IBM matching and automatic contributions made to a participant's account after March 31, 2010, if a participant engages in activity that is detrimental to IBM (including but not limited to competitive business activity, disclosure of confidential IBM information and solicitation of IBM clients or employees).

Compensation Eligible for Deferral under Excess 401(k) Plus Plan

- An eligible employee may elect to defer up to 80% of salary and eligible performance pay, which includes annual incentive program payments.

- In both cases, the Internal Revenue Code requires the deferral elections to be made before the calendar year in which the compensation is earned.

Deferred IBM Shares

- Prior to January 1, 2008, under the EDCP, any executive, including non-U.S. executives, could have elected to defer receipt of shares of IBM stock that otherwise would be paid as a result of the vesting of certain restricted stock unit awards granted on or before December 31, 2007 under IBM's Long-Term Performance Plan (LTPP). Such deferral occurred when the awards vested.

- In addition, in accordance with Internal Revenue Service rules, an executive could have also elected to defer receipt of shares of IBM stock that otherwise would be paid on or before February 1, 2008 as a result of the vesting of Performance Share Unit (PSU) awards under IBM's LTPP.

- There are no outstanding deferral elections that would result in any future deferral of stock.

- Dividend equivalents on Deferred IBM Shares are paid in cash at the same rate and on the same date as the dividends paid to IBM stockholders.

Excess 401(k) Plus Plan Funding

- The Excess 401(k) Plus Plan is unfunded and maintained as a book reserve (notional) account.

- No funds are set aside in a trust or otherwise; participants in the plan are general unsecured creditors of IBM for payment of their Excess 401(k) Plus Plan accounts.

IBM Matching Contributions

- IBM credits matching contributions to the Basic Account of each eligible participant who defers salary or eligible performance pay under the Excess 401(k) Plus Plan.

- The matching contributions equal the percentage of the sum of: (i) the amount the participant elects to defer under the Excess 401(k) Plus Plan; and (ii) the participant's eligible compensation after reaching the Internal Revenue Code compensation limits. The maximum matching contribution percentage for a participant is the same as the participant's percentage under the IBM 401(k) Plus Plan. Generally, participants hired or rehired by IBM U.S. before January 1, 2005, are eligible for up to 6% matching contributions; generally, participants hired or rehired by IBM U.S. on or after January 1, 2005 and who complete one year of service, are eligible for up to 5% matching contributions. Mrs. Rometty,

Mr. Kavanaugh and Dr. Kelly are eligible for a 6% matching contribution and Messrs. Schroeter and Clementi are eligible for a 5% matching contribution. Effective January 1, 2016, the matching contributions equal the sum of: (i) a participant's match rate times the amount the participant elects to defer under the Excess 401(k) Plus Plan; and (ii) the participant's match rate times the eligible compensation after reaching the Internal Revenue Code compensation limits.

IBM Automatic Contributions

- Effective January 1, 2008, IBM credits automatic contributions to the Basic Account of each eligible participant.

- The automatic contributions equal a percentage of the sum of: (i) the amount the participant elects to defer under the Excess 401(k) Plus Plan; and (ii) the participant's eligible compensation after reaching the Internal Revenue Code compensation limits. The automatic contribution percentage for a participant is the participant's automatic contribution percentage under the IBM 401(k) Plus Plan. Generally, the percentage is 2% or 4% if the participant was hired or rehired by IBM U.S. before January 1, 2005 (depending on the participant's pension plan eligibility on December 31, 2007), or 1% if the participant was hired or rehired by IBM U.S. on or after January 1, 2005 and completes one year of service. For purposes of calculating the automatic contributions under the IBM 401(k) Plus Plan, the participant's eligible pay excludes the amount the participant elects to defer under the Excess 401(k) Plus Plan. The automatic contribution percentage is 4% for Mrs. Rometty; 2% for Mr. Kavanaugh and Dr. Kelly; and 1% for each of Messrs. Schroeter and Clementi.

- Matching contributions and automatic contributions are made once annually at the end of the year. In order to receive such IBM contributions each year, a participant must have completed the service requirement, and must be employed on December 15 of the plan year. However, if a participant separates from service (including going on long-term disability) prior to December 15, and the participant has:
  – At least 30 years of service;
  – At least 15 years of service and is at least age 55;
  – At least 5 years of service and is at least age 62; or
  – At least 1 year of service and is at least age 65;

or, effective July 1, 2016, if a participant dies prior to December 15 in a given year, then the participant will be eligible to receive such IBM contributions as soon as practicable following separation from service.

IBM Transition Credits

- Effective for the period of January 1, 2008 through June 30, 2009, IBM credited transition credits to an eligible participant's Basic Account for those employees who were receiving transition credits in their Personal Pension Account under the Qualified Plan as of December 31, 2007. According to the terms of the IBM 401(k) Plus Plan, Mr. Kavanaugh and Dr. Kelly were eligible to receive transition credits.

Earnings Measures

- A participant's contributions to the Basic Account are adjusted for earnings and losses, until it has been completely distributed, based on investment choices selected by the participant.

- IBM does not pay guaranteed, above-market or preferential earnings in the Excess 401(k) Plus Plan.
- The available investment choices are the same as the primary investment choices available under the IBM 401(k) Plus Plan, which are as follows (with 2018 annual rates of return indicated for each):
  – Target Retirement 2010 Fund (-3.07%)
  – Target Retirement 2015 Fund (-3.95%)
  – Target Retirement 2020 Fund (-4.83%)
  – Target Retirement 2025 Fund (-5.74%)
  – Target Retirement 2030 Fund (-6.65%)
  – Target Retirement 2035 Fund (-7.41%)
  – Target Retirement 2040 Fund (-7.64%)
  – Target Retirement 2045 Fund (-7.65%)
  – Target Retirement 2050 Fund (-7.52%)
  – Target Retirement 2055 Fund (-7.52%)
  – Income Plus Fund (-2.41%)
  – Conservative Fund (-4.10%)
  – Moderate Fund (-5.18%)
  – Aggressive Fund (-7.19%)
  – Interest Income Fund (-3.03%)
  – Inflation Protected Bond Fund (-1.32%)
  – Total Bond Market Fund (-0.06%)
  – High Yield & Emerging Markets Bond Fund (-3.22%)
  – Total Stock Market Index Fund (-5.25%)
  – Total International Stock Market Index Fund (-14.39%)
  – Global Real Estate Stock Index Fund (-5.36%)
  – Long-Term Corporate Bond Fund (-6.81%)
  – Large Company Index Fund (-4.41%)
  – Large-Cap Value Index Fund (-8.25%)
  – Large-Cap Growth Index Fund (-1.52%)
  – Small/Mid-Cap Stock Index Fund (-9.21%)
  – Small-Cap Value Index Fund (-12.76%)
  – Small-Cap Growth Index Fund (-9.15%)
  – European Stock Index Fund (-14.07%)
  – Pacific Stock Index Fund (-11.78%)
  – Emerging Markets Stock Index Fund (-14.55%)
  – Real Estate Investment Trust Index Fund (-4.66%)
  – International Real Estate Index Fund (-6.44%)
  – IBM Stock Fund (-22.59%)*

*Performance includes dividend equivalent reinvestment

- A participant may change the investment selections for new payroll deferrals as frequently as each semi-monthly pay cycle and may change investment selections for existing account balances daily, subject to excessive trading restrictions.
- Effective January 1, 2008, the IBM match under the Excess 401(k) Plus Plan is notionally invested in the investment options in the same manner participant contributions are notionally invested.

- Because Deferred IBM Shares are credited, maintained, and ultimately distributed only as shares of IBM's common stock, they may not be transferred to any other investment choice at any time.
- On a quarterly basis, dividend equivalents are credited to a participant's account with respect to all or a portion of such account that is deemed to be invested in the IBM Stock Fund at the same rate as dividends to IBM stockholders.
- Aggregate earnings on Deferred IBM Shares during the last fiscal year, as reported in column (d) of the 2018 Nonqualified Deferred Compensation Table, are calculated as the change in the price of IBM's common stock between December 31, 2017 and December 31, 2018 for all Deferred IBM Shares that were contributed prior to 2018.
- Aggregate earnings reflect an $8 quarterly administrative fee.

Payouts, Withdrawals, and Other Distributions
- No payouts, withdrawals or other distributions from the Basic Account are permitted prior to a separation from service from IBM.
- At termination, the balance in an eligible executive's Basic Account that was deferred prior to January 1, 2005 is paid to the executive in an immediate lump sum unless: (a) the balance exceeds $25,000; and (b) the executive satisfies the following age and service criteria:
  – At least age 55 with 15 years of service;
  – At least age 62 with 5 years of service;
  – At least age 65 with 1 year of service;
  – Any age with at least 30 years of service, provided that, as of June 30, 1999, the executive had at least 25 years of service or was at least age 40 with 10 years of service; or
  – Commencing benefits under the IBM Long-Term Disability Plan.
- As of December 31, 2018, Mrs. Rometty and Dr. Kelly had satisfied the age and service criteria. Although Mr. Clementi also satisfied the age and service criteria, he does not have a pre-2005 account balance under the Excess 401(k) Plus Plan.
- If the participant has satisfied the age, service, and account balance criteria at termination, but has not made a valid advance election of another form of distribution, the amount of the participant's Basic Account that was deferred prior to January 1, 2005 is paid in a lump sum in February of the year following separation.
- If the participant has satisfied the age, service, and account balance criteria at termination and has made a valid advance election, the amount of the participant's Basic Account that was deferred prior to January 1, 2005 is paid as elected by the participant from among the following choices:

1. Lump sum upon termination;

2. Lump sum in February of the year following termination; or

3. Annual installments (beginning February 1 of the year following termination) for a number of years (between two and ten) elected by the participant.

- The participant's Basic Account with respect to amounts deferred on or after January 1, 2005 may be distributed in the following forms as elected by the participant:

  1. Lump sum upon separation;

  2. Lump sum in February of the year following separation; or

  3. Annual installments (beginning February 1 of the year following separation) for a number of years (between two and ten) elected by the participant.

  However, if the participant has elected annual installments and the total balance of the participant's Basic Account upon a separation from service from IBM is less than 50% of the applicable Internal Revenue Code compensation limit (in 2018, 50% of this limit was $137,500), the amounts deferred on or after January 1, 2005 are distributed in a lump sum on the date installments would have otherwise begun.

- Distribution elections may be changed in advance of separation, in accordance with Internal Revenue Code rules.

- Distribution elections apply to both the Basic Account and the Deferred Shares Account. Further, within the Basic Account and the Deferred Shares Account, different distribution elections are permitted to be made for the amounts that were deferred before January 1, 2005 and the amounts that were deferred on or after January 1, 2005.

- At December 31, 2018, the named executive officers had the following distribution elections on file:
  – Mrs. Rometty—10 annual installments for all amounts
  – Mr. Kavanaugh—2 annual installments for pre-2005 amounts, and lump sum in February of the year following separation for post-2004 amounts.
  – Mr. Schroeter—lump sum in February of the year following separation for all amounts
  – Dr. Kelly—lump sum in February of the year following separation for pre-2005 amounts, and 10 annual installments for post-2004 amounts
  – Mr. Clementi—10 annual installments for all amounts

- Deferred IBM Shares are distributed only in the form of shares of IBM's common stock.

- These distribution rules are subject to Section 409A of the Internal Revenue Code, including, for example, the rule that a "specified employee" may not receive a distribution of post-2004 deferrals until at least six months following a separation from service from IBM. All named executive officers, were "specified employees" under Section 409A at the end of the last fiscal year.

IBM Italy Pension Fund

General Description

- Mr. Clementi was an employee of IBM Italy prior to his U.S. employment, which commenced January 1, 2009. While an employee of IBM Italy and an Italian citizen, Mr. Clementi is eligible for a pension under the social security system as required by law, and sponsored by the Italian government. IBM made legally required contributions to the social security system (INPS) on behalf of Mr. Clementi through December 31, 2008.

- In addition to contributions to INPS, IBM Italy offers a supplementary plan, "Fondo Pensione Dirigenti IBM" (the "Supplementary Plan") to its executive population, which provides additional pension benefits that exceed those provided by the social security system. The Supplementary Plan is a separate qualified legal entity under Italian law and is a defined contribution plan.

- Generally, all executives employed by IBM Italy are eligible to participate in the Supplementary Plan. Participation is voluntary, and an executive must elect to participate in the Supplementary Plan.

Compensation Eligible for Deferral into the Supplementary Plan

- Eligible executives can choose to participate in the Supplementary Plan in two ways: (i) by irrevocably transferring severance pay legally required to be set aside; or (ii) making contributions that are based on the participant's pay (ranges from 2.5% for pay up to €46,123 to 7.3% for pay over €87,633).

- Participants may also elect to make further voluntary monthly contributions to the Supplementary Plan.

Employer Contributions

- For all participants, IBM Italy makes contributions to the Supplementary Plan on a monthly basis equal to a set amount that varies based on salary (2.5% to 5.48% of salary); provided that the employer contribution does not exceed 5.5% of the entire gross pay and that it is not less than the amount established under the applicable collective agreement (€4,800).

Earnings Measures

- Participants choose to invest their account in one of two investment alternatives: the Insurance Fund or the Share Fund. The default alternative is the Insurance Fund, which guarantees a minimum percentage return on capital depending on operating results (currently 0.10% annually calculated on the paid, consolidated capital as of January 1, 2018). The Bond Securities Fund was eliminated as an investment option in 2018.

- Participants may change their investment election for new contributions at any time, and may change their allocations among the investment alternatives once each year.

- The Share Fund does not provide any guaranteed return.

- The 2018 annual rates of return for the investment options are as follows:
  – Insurance Fund (2.48%)
  – Share Fund (-10.77%)

Payouts, Withdrawals, and Other Distributions

- Participants are eligible (but are not required) to take a distribution after reaching pensionable age as set forth under law and have participated in the Supplementary Plan for at least five years.

- Participants may receive their benefit as an annuity or as a combination of an annuity and partial lump sum payment — which lump sum payment shall not exceed 50%. Due to his hire date, Mr. Clementi may choose to take his entire benefit in a lump sum payment. Distribution elections are made at the time of retirement.

- Any annuities paid from the Supplementary Plan are calculated in accordance with the Supplementary Plan regulations for converting plan accounts to annuities.

- If the participant dies before accessing the benefits, the individual's heirs or designated beneficiaries shall receive his account.

- A participant can request an advance of his account under the following circumstances: (i) at any time, up to 75%, to cover health care costs in the event of a serious illness affecting the participant or his spouse or dependents; (ii) up to 75% for the purchase of his, or his children's, primary residence or for maintenance to the residence, once a participant has participated for at least eight years; and (iii) up to a maximum of 30% for other purposes, once a participant has participated for at least eight years.

2018 NONQUALIFIED DEFERRED COMPENSATION TABLE

Name (a)	Plan	Executive Contributions in Last FY[1] ($) (b)		Registrant Contributions in Last FY[2] ($) (c)	Aggregate Earnings in Last FY[3] ($) (d)	Aggregate Withdrawal/ Distributions ($) (e)	Aggregate Balance at Last FYE[4] ($) (f)
V.M. Rometty	Basic Account	$385,500	Match	$385,500	($498,855)	$0	$13,658,094
			Automatic	257,000			
	Deferred IBM Shares	0		0	(1,109,184)	0	3,171,848
	Total	**$385,500**		**$642,500**	**($1,608,039)**	**$0**	**$16,829,942**
J.J. Kavanaugh	Basic Account	$0	Match	$0	($311,173)	$0	$3,220,450
			Automatic	27,140			
	Deferred IBM Shares	0		0	(5,923)	0	16,937
	Total	**$0**		**$27,140**	**($317,096)**	**$0**	**$3,237,387**
M.J. Schroeter	Basic Account	$111,410	Match	$90,550	($412,089)	$0	$1,963,698
			Automatic	18,110			
	Deferred IBM Shares	0		0	0	0	0
	Total	**$111,410**		**$108,660**	**($412,089)**	**$0**	**$1,963,698**
J.E. Kelly III	Basic Account	$465,600	Match	$86,760	($910,804)	$0	$12,142,948
			Automatic	28,920			
	Deferred IBM Shares	0		0	(128,790)	0	368,291
	Total	**$465,600**		**$115,680**	**($1,039,594)**	**$0**	**$12,511,239**
E. Clementi	Basic Account	$68,592	Match	$68,592	($604,577)	$0	$4,117,841
			Automatic	13,718			
	Deferred IBM Shares	0		0	0	0	0
	Supplementary Plan[5]	0		0	42,485	0	1,855,872
	Total	**$68,592**		**$82,310**	**($562,092)**	**$0**	**$5,973,713**

(1) A portion of the amount reported in this column (b) for each named executive officer's Basic Account, is included within the amount reported as salary for that officer in column (c) of the 2018 Summary Compensation Table. These amounts are: $76,288 for Mrs. Rometty; $0 for Mr. Kavanaugh; $38,938 for Mr. Schroeter; $33,658 for Dr. Kelly; and $21,054 for Mr. Clementi.

(2) For each of the named executive officers, the entire amount reported in this column (c) is included within the amount reported in column (i) of the 2018 Summary Compensation Table. The amounts reported as IBM contributions to defined contribution plans in footnote 6 to the 2018 Summary Compensation Table are larger because the amounts reported in that footnote also include IBM's contributions to the IBM 401(k) Plus Plan.

(3) None of the amounts reported in this column (d) are reported in column (h) of the 2018 Summary Compensation Table because IBM does not pay above-market or preferential earnings on deferred compensation.

(4) Amounts reported in this column (f) for each named executive officer include amounts previously reported in IBM's Summary Compensation Table in previous years when earned if that officer's compensation was required to be disclosed in a previous year. Amounts previously reported in such years include previously earned, but deferred, salary, and incentive and IBM matching and automatic contributions. This total reflects the cumulative value of each named executive officer's deferrals, IBM contributions and investment experience, including an $8 quarterly administrative fee.

(5) Amounts disclosed as of December 31, 2018 were €37,050 and €1,618,446, respectively, and the exchange rate from euros to U.S. dollars was 1.1467. The aggregate earnings reflect investment experience and a mandated tax adjustment.

2018 Potential Payments Upon Termination Narrative

Introduction

IBM does not have any plans, programs or agreements under which payments to any of the named executive officers are triggered by a change of control of IBM, a change in the named executive officer's responsibilities or a constructive termination of the named executive officer.

The only payments or benefits that would be provided by IBM to a named executive officer following a termination of employment would be provided under the terms of IBM's existing compensation and benefit programs (as described below). However, Mr. Clementi will be eligible for a payment upon termination pursuant to his IBM U.S. offer letter. This payment represents a one-time replacement payment to compensate Mr. Clementi for the retirement benefits that he would have continued to earn as an employee of IBM Italy.

In order to become eligible for a payment under his offer letter, Mr. Clementi had to complete five years of service following January 1, 2009. After completing such service Mr. Clementi's payment is equal to $500,000, plus, for each year that Mr. Clementi works beyond January 1, 2014, the amount payable is increased by 10% for a maximum period of five years (through January 1, 2019). The payment shall be made in a lump sum no later than the end of the year after Mr. Clementi separates from service with IBM.

The 2018 Potential Payments Upon Termination Table that follows this narrative reports such payments and benefits for each named executive officer assuming termination on the last business day of the fiscal year end.

As explained below, certain of these payments and benefits are enhanced by or dependent upon the named executive officer's attainment of certain age and service criteria at termination. Additionally, certain payments or benefits are not available following a termination for cause and/or may be subject to forfeiture and clawback if the named executive officer engages in certain activity that is detrimental to IBM (including but not limited to competitive business activity, disclosure of confidential IBM information and solicitation of IBM clients or employees).

This 2018 Potential Payments Upon Termination Narrative and the 2018 Potential Payments Upon Termination Table do not reflect payments that would be provided to each named executive officer under the IBM 401(k) Plus Plan or the IBM Individual Separation Allowance Plan following termination of employment on the last business day of the fiscal year end because these plans are generally available to all U.S. regular employees similarly situated in age, years of service and date of hire and do not discriminate in favor of executive officers.

Qualified Plan amounts and Nonqualified Plan amounts are not reflected in the 2018 Potential Payments Upon Termination Table. Previously, these amounts were available under one plan, the IBM Personal Pension Plan, which was generally available to all U.S. regular employees similarly situated in years of service and dates of hire and did not discriminate in favor of executive officers. For amounts payable under the Qualified and Nonqualified Plans, see the 2018 Pension Benefits Table.

The 2018 Potential Payments Upon Termination Table also does not quantify the value of retiree medical and life insurance benefits, if any, that would be provided to each named executive officer following such termination of employment because these benefits are generally available to all U.S. regular employees similarly situated in age, years of service and date of hire and do not discriminate in favor of executive officers; however, the named executive officers' eligibility for such benefits is described below. The 2018 Potential Payments Upon Termination Table does not contain a total column because the Retention Plan payment is paid as an annuity, not a lump sum. Therefore, a total column would not provide any meaningful disclosure.

Annual Incentive Program (AIP)

- The AIP may provide a lump sum, cash payment in March of the year following resignation, retirement or involuntary termination without cause. An AIP payment may not be paid if an executive engages in activity that is detrimental to IBM.

- This payment is not triggered by termination; the existence and amount of any AIP payment is determined under the terms of the AIP applicable to all executives employed through December 31 of the previous year.

- AIP payments to executive officers are subject to clawback as described in Section 4 of the 2018 Compensation Discussion and Analysis.

- For purposes of the 2018 Potential Payments Upon Termination Table below, it is assumed that the AIP payment made to each named executive officer following termination of employment on the last business day of the fiscal year end would have been the same as the actual payment made in March 2019.

IBM Long-Term Performance Plans (LTPP)

- The named executive officers have certain outstanding equity grants under the LTPP including:
  - Stock Options;
  - Restricted Stock Units (RSUs);
  - Retention Restricted Stock Units (RRSUs); and/or
  - Performance Share Units (PSUs).

- The LTPP and/or the named executive officers' equity award agreements contain the following terms:
  - Generally, unvested stock options, RSUs, RRSUs, and PSUs are cancelled upon termination; and
  - Vested stock options may be exercised only for 90 days following termination.

- Payment of these awards is not triggered by termination of employment (because the awards would become payable under the terms of the LTPP if the named executive officer continued employment), but if he or she resigns, retires or is involuntarily terminated without cause after attaining age 55 with at least 15 years of service, the following terms apply:
  - Vested stock options continue to be exercisable for the remainder of their ten-year term if approved by the

Board, Compensation Committee or other appropriate management; and

– IBM prorates a portion of unvested PSU awards to continue to vest under their original vesting schedules.

• If an executive dies, outstanding stock options, RSU awards and RRSU awards would vest immediately, and outstanding PSU awards would remain outstanding and continue to vest under their original vesting schedules.

• If an executive becomes disabled, outstanding stock options, RSU awards and RRSU awards would continue to vest under their original vesting schedules, and outstanding PSU awards would remain outstanding and continue to vest under their original vesting schedules.

• Beginning with PSU and RSU awards granted in 2009, in cases other than death or disability, certain executives may be eligible for continued vesting of these awards after separation.

– To ensure that the interests of the members of the Performance Team are aligned with IBM's long-term interests as these leaders approach retirement, these executives, including the named executive officers, may be eligible to receive payouts of their full unvested PSU and RSU awards upon termination if the following criteria are met:

• The executive is on the Performance Team at the time of departure;

• For RSU awards, at least one year has passed since the award grant date; and for PSU awards, at least one year has passed in the performance period;

• The executive has reached age 55 with 15 years of service at the time of departure; and

• The payout has been approved by appropriate senior management, the Compensation Committee or the Board, in their discretion.

– The Chairman and CEO is also eligible for the payouts described upon termination, except she must have reached age 60 with 15 years of service, and the payout must be approved by the Board, in its discretion.

– Payouts of PSU awards after termination as described above will be made in February after the end of the three-year performance period and only if the performance goals are met. Payouts of RSU awards after termination, as described above, will be made in accordance with the original vesting schedule.

• The 2018 Potential Payments Upon Termination Table assumes the following:

– Amounts shown include the payout of the 2016 PSU awards calculated using the actual performance achieved for the 2016–2018 performance period and the 2018 fiscal year-end closing price of $113.67 for IBM common stock; and

– Outstanding 2017 and 2018 PSU awards were not included because there is no guarantee of payment on these awards as they are subject to meeting threshold performance criteria.

– Amounts shown include the value of 2016 and 2017 RSU awards, if the required retirement criteria is met, at the

fiscal year-end closing price of $113.67 for IBM common stock because the one-year service requirement from grant has been completed; and

– Outstanding 2018 RSU awards are not included because the required service of at least one year since the award date of grant has not been completed.

• LTPP awards are subject to forfeiture and rescission if an executive is terminated for cause or engages in activity that is detrimental to IBM prior to or within 12 months following payment. LTPP awards also contain a covenant that the recipient will not solicit IBM clients for a period of one year or employees for a period of two years following termination of employment.

IBM Supplemental Executive Retention Plan (Retention Plan)

• Payments under the Retention Plan are triggered by resignation, retirement or involuntary termination without cause after attainment of eligibility criteria.

• Eligibility criteria are described in the 2018 Retention Plan Narrative.

• Retention Plan payments are paid as an annuity beginning on the first day of the month following termination of employment (subject to a six-month delay for "specified employees" as required under Section 409A of the Internal Revenue Code).

• At termination, the executive chooses either a single life annuity or an actuarially equivalent joint and survivor annuity.

• The 2018 Potential Payments Upon Termination Table reflects the annual amount payable as a single life annuity.

• This table does not reflect the following provisions that would apply in accordance with Section 409A of the Internal Revenue Code:

– The payment would be delayed six months following termination; and

– Amounts not paid during the delay would be paid (with interest) in July 2019.

• Retention Plan payments are subject to forfeiture and rescission if an executive is terminated for cause or engages in activity that is detrimental to IBM at any time prior to or following commencement of Retention Plan payments.

IBM Excess 401(k) Plus Plan

• As described in the 2018 Nonqualified Deferred Compensation Narrative, payment of the named executive officers' Excess 401(k) Plus Plan accounts (Basic Accounts and any Deferred IBM Shares) is triggered by resignation, retirement or involuntary termination.

• Under the terms of the LTPP, Deferred IBM Shares are subject to rescission if the named executive officer participates in activity that is detrimental to IBM within 12 months following the release date.

• With respect to IBM matching and automatic contributions made to a participant's account after March 31, 2010, if a participant engages in activity that is detrimental to IBM, the Excess 401(k) Plus Plan allows the clawback of such IBM contributions made during the 12-month period prior to the detrimental activity through the date of termination.

- The 2018 Potential Payments Upon Termination Table indicates the estimated amount and the time and form of payment, determined by either the executive's distribution election in effect, if any, or the plan's default distribution provision.

- Estimated payments were calculated using the aggregate account balance as of the last business day of the fiscal year end, without assumptions for the following between such date and the distribution date(s):
  – Investment gains and losses on the Basic Account (including dividend equivalent reinvestment for the IBM Stock Fund); and
  – Fluctuations in the market price of IBM stock for Deferred IBM Shares.

- The tables do not reflect:
  – That payment of amounts deferred after December 31, 2004 (and the associated earnings) are subject to a six-month delay for "specified employees" as required under Section 409A of the Internal Revenue Code; or
  – Any other restriction on such payments imposed by the requirements of Section 409A of the Internal Revenue Code.

IBM Italy Pension Fund

- As described in the 2018 Nonqualified Deferred Compensation Narrative, payment to Mr. Clementi of his benefits under the Supplementary Plan is triggered by resignation, retirement or involuntary termination.

- Estimated payment reflects a lump sum of the aggregate account balance as of the last business day of the fiscal year end, without assumptions for any investment gains or losses between such date and distribution.

Retiree Medical and Life Insurance

General Description

Benefits under IBM's retiree medical and life insurance programs are triggered by a named executive officer's retirement, as described below. IBM maintains the Retiree Benefits Plan, the Future Health Account, Access to Group Health Care Coverage and the Retiree Group Life Insurance Plan. Eligibility for a particular program is dependent upon date of U.S. hire, age, and years of service at termination. Future coverage under such programs remains subject to IBM's right to amend or terminate the plans at any time. The named executive officers would not have been eligible for the Retiree Benefits Plan following a separation from service on the last business day of the fiscal year end because they had not met the eligibility requirements.

IBM Future Health Account (FHA)

- Amounts credited by IBM to a hypothetical account may be used to offset the cost of eligible medical, dental, and vision insurance coverage for former employees and their eligible dependents.

- Generally, all regular full-time or part-time U.S. IBM employees who meet the following criteria are eligible to use amounts from the account for these purposes:
  – Hired before January 1, 2004;
  – Not within five years of earliest retirement eligibility under the prior IBM Retirement Plan on June 30, 1999; and
  – At termination they have attained 30 years of service (regardless of age) and were eligible for an opening balance on July 1, 1999, or have attained at least age 55 with 15 years of service. An employee was eligible for an opening balance on July 1, 1999 if the employee was at least age 40 and completed at least one year of service on June 30, 1999.

- Mrs. Rometty and Dr. Kelly would have been eligible for this benefit following a separation from service on the last business day of the fiscal year end.

- Mr. Kavanaugh would not have been eligible for this benefit following a separation from service on the last business day of the fiscal year end because he had not met the eligibility requirement noted above.

Access to Group Health Care Coverage

- Eligible employees may purchase retiree health care coverage under an IBM-sponsored retiree medical option. The cost of this coverage is paid solely by the employee, but the coverage is priced at IBM retiree group rates.

- Generally, all regular full-time or part-time U.S. IBM employees who meet the following criteria are eligible to purchase such coverage:
  – Hired on or after January 1, 2004, and meet the following age and service requirements at separation from service:
    • At least age 55, with at least five years of service; and either
    • The employee's age and years of service equal 65; or
    • Withdrawal-eligible for the Future Health Account and the funds in the account have been fully depleted.
  – Hired prior to January 1, 2004 but are not eligible for either the IBM Retiree Benefits Plan or the Future Health Account, and at separation of service employee is at least age 55 or later, and the employee's age and years of service equal at least 65.

- Mr. Clementi would have been eligible for this benefit following a separation from service on the last business day of the fiscal year end.

- Mr. Schroeter would not have been eligible for this benefit following a separation from service on the last business day of the fiscal year end because he had not met the eligibility requirement noted above.

IBM Retiree Group Life Insurance

- Employees who retire on or after January 1, 2016 will have the option to purchase life insurance at preferred rates, paid solely at their expense.

2018 POTENTIAL PAYMENTS UPON TERMINATION TABLE

Name	Termination Scenario	Annual Incentive Program[2] ($)	LTPP: Stock Options[3] ($)	LTPP: Stock Awards[4] ($)	Retention Plan[5] ($)	Nonqualified Deferred Compensation — Excess 401(k)[6]: Basic Account ($)	Nonqualified Deferred Compensation — Excess 401(k)[6]: Deferred IBM Shares ($)	Nonqualified Deferred Compensation: Italy Pension Fund ($)	Replacement Payment ($)
V.M. Rometty	Termination[1]	$4,050,000	$0	$10,801,719	$98,907	$1,365,809[7]	$317,185[7]	N/A	N/A
	For Cause	0	0	0	0	1,365,809[7]	317,185[7]	N/A	N/A
J.J. Kavanaugh	Termination[1]	814,050	0	1,765,636	0	2,957,198[8]	16,937[8]	N/A	N/A
	For Cause	0	0	0	0	2,957,198[8]	16,937[8]	N/A	N/A
M.J. Schroeter	Termination[1]	1,074,400	0	2,522,337	N/A	1,963,698[9]	0	N/A	N/A
	For Cause	0	0	0	N/A	1,963,698[9]	0	N/A	N/A
J.E. Kelly III	Termination[1]	644,600	0	4,466,890	588,122	4,742,164[10]	368,921[10]	N/A	N/A
	For Cause	0	0	0	0	4,742,164[10]	368,921[10]	N/A	N/A
E. Clementi	Termination[1]	733,600	0	4,466,890	N/A	411,784[11]	0	1,855,872[12]	805,255[13]
	For Cause	0	0	0	N/A	411,784[11]	0	1,855,872[12]	805,255[13]

(1) Termination includes the following separation scenarios: resignation, retirement, and involuntary termination without cause (in all cases, assuming the executive is not entering into competitive or other activity detrimental to IBM).

(2) Assumes that the AIP payment made to each named executive officer following termination of employment on the last business day of the fiscal year end would have been the same as the actual payment made in March 2019.

(3) Assumes each named executive officer exercised all vested, in-the-money options at $113.67 (the fiscal year-end closing price of IBM common stock on the NYSE).

(4) Assumes IBM released each named executive officer's PSU award, granted in 2016 according to its policy, for the three-year performance period ending December 31, 2018. PSU awards are adjusted for performance and released in shares of IBM common stock (with any fractional shares rounded to the nearest whole share) in February in the year following the end of the performance period. While outstanding 2016 and 2017 RSU awards are included if required retirement criteria is met, 2018 RSU awards are not included because the required service of at least one year since the award date of grant has not been completed.

(5) Reflects the Retention Plan benefit payable for eligible named executive officers as an immediate annual single life annuity. See the IBM Supplemental Executive Retention Plan section above for more details.

(6) Estimated payments to each named executive officer were calculated using the aggregate account balance as of the last business day of the fiscal year end. See the IBM Excess 401(k) Plus Plan section above for more details.

(7) Approximate annual amount payable for 10 years starting in February 2019. Deferred IBM Shares are paid as shares of IBM common stock.

(8) Sum of the annual amount of Basic Account deferred prior to January 1, 2005 payable for 2 years starting in February 2019 ($263,252) and the amount of the Basic Account deferred on or after January 1, 2005 payable in a lump sum in February 2019 ($2,693,946). Deferred shares are paid as shares of IBM common stock.

(9) Payable in a lump sum in February 2019.

(10) Sum of the amount of Basic Account deferred prior to January 1, 2005 payable in a lump sum in February 2019 ($3,919,855) and the approximate annual amount of the Basic Account deferred on or after January 1, 2005 payable for 10 years starting in February 2019 ($822,309). Deferred IBM Shares are paid as shares of IBM common stock.

(11) Approximate annual amount payable for 10 years starting in February 2019.

(12) Amount represents a lump sum payment of the aggregate balance as of December 31, 2018. Under the terms of the plan, Mr. Clementi does not have to make a distribution election until retirement. He can choose to receive his benefit as an annuity, a lump sum, or a combination of an annuity and lump sum. See the 2018 Nonqualified Deferred Compensation Narrative for more information.

(13) See the 2018 Potential Payments Upon Termination Narrative for more information.

Report of the Audit Committee of the Board of Directors

The Audit Committee hereby reports as follows:

1. Management has the primary responsibility for the financial statements and the reporting process, including the system of internal accounting controls. The Audit Committee, in its oversight role, has reviewed and discussed the audited financial statements with IBM's management.

2. The Audit Committee has discussed with IBM's internal auditors and IBM's independent registered public accounting firm the overall scope of, and plans for, their respective audits. The Audit Committee has met with the internal auditors and independent registered public accounting firm, separately and together, with and without management present, to discuss IBM's financial reporting process and internal accounting controls in addition to other matters required to be discussed by the statement on Auditing Standards No. 1301, *Communications with Audit Committees*, as adopted by the Public Company Accounting Oversight Board (PCAOB), as may be modified or supplemented.

3. The Audit Committee has received the written disclosures and the letter from PricewaterhouseCoopers LLP (PwC) required by applicable requirements of the PCAOB regarding PwC's communications with the Audit Committee concerning independence, and has discussed with PwC its independence.

4. The Audit Committee has an established charter outlining the practices it follows. The charter is available on IBM's website at: *http://www.ibm.com/investor/governance/audit-committee-charter.html.*

5. IBM's Audit Committee has policies and procedures that require the pre-approval by the Audit Committee of all fees paid to, and all services performed by, IBM's independent registered public accounting firm. At the beginning of each year, the Audit Committee approves the proposed services, including the nature, type, and scope of service contemplated and the related fees, to be rendered by the firm during the year. In addition, pursuant to authority delegated by the Audit Committee, the Audit Committee chair may approve engagements that are outside the scope of the services and fees approved by the Audit Committee, which are later presented to the Committee. For each category of proposed service, the independent registered public accounting firm is required to confirm that the provision of such services does not impair its independence. Pursuant to the Sarbanes-Oxley Act of 2002, the fees and services provided as noted in the table below were authorized and approved by the Audit Committee in compliance with the pre-approval policies and procedures described herein.

6. Based on the review and discussions referred to in paragraphs (1) through (5) above, the Audit Committee recommended to the Board of Directors of IBM, and the Board has approved, that the audited financial statements be included in IBM's Annual Report on Form 10-K for the fiscal year ended December 31, 2018, for filing with the Securities and Exchange Commission.

M.L. Eskew (chair)
D.N. Farr
J.W. Owens
P.R. Voser

Members of the Audit Committee as of February 26, 2019, the date of filing of the Annual Report on Form 10-K for the fiscal year ended December 31, 2018

Audit and Non-Audit Fees

Set forth below are the fees for services provided to IBM by its independent registered public accounting firm, PricewaterhouseCoopers LLP (PwC) for the fiscal periods indicated.

(Dollars in millions)	2018	2017
Audit Fees	$51.5	$48.1
Audit-Related Fees	33.8	28.5
Tax Fees	1.1	4.2
All Other Fees	0.4	0.5
Total	**$86.8**	**$81.3**

Description of Services

Audit Fees: comprise fees for professional services necessary to perform an audit or review in accordance with the standards of the Public Company Accounting Oversight Board, including services rendered for the audit of IBM's annual financial statements (including services incurred with rendering an opinion under Section 404 of the Sarbanes-Oxley Act of 2002) and review of quarterly financial statements. Also includes fees for services that are normally incurred in connection with statutory and regulatory filings or engagements, such as comfort letters, statutory audits, attest services, consents, and review of documents filed with the SEC.

Audit-Related Fees: comprise fees for services that are reasonably related to the performance of the audit or review of IBM's financial statements, including the support of business acquisition and divestiture activities, independent assessments for service organization control reports, and audit and review of IBM's retirement and other benefit-related programs. For 2018, these services included approximately $23 million for independent assessments for service organization control reports. For 2017, these services included approximately $19 million for independent assessments for service organization control reports.

Tax Fees: comprise fees for tax compliance, tax planning and tax advice. Corporate tax services encompass a variety of permissible services, including technical tax advice related to U.S. international tax matters; assistance with foreign income and withholding tax matters; assistance with sales tax, value-added tax and equivalent tax-related matters in local jurisdictions; preparation of reports to comply with local tax authority transfer pricing documentation requirements; and assistance with tax audits.

All Other Fees: comprise fees primarily in connection with certain benchmarking work and permissible advisory services.

2. Ratification of Appointment of Independent Registered Public Accounting Firm

IBM's Audit Committee is directly responsible for the appointment, compensation (including advance approval of audit and non-audit fees), retention and oversight of the independent registered public accounting firm that audits IBM's consolidated financial statements and its internal controls over financial reporting. In accordance with its charter, the Audit Committee has selected the firm of PricewaterhouseCoopers LLP (PwC), an independent registered public accounting firm, to be IBM's auditors for the year 2019. With the endorsement of the Board of Directors, the Audit Committee believes that this selection is in the best interests of IBM and its stockholders and, therefore, recommends to stockholders that they ratify that appointment. PwC served in this capacity for the year 2018.

Independent Auditor Engagement

The Audit Committee annually reviews PwC's independence and performance in deciding whether to retain PwC or engage a different independent auditor. Prior to the selection of the independent auditor, the Committee considers many factors, including:

- PwC's capability and expertise in addressing and advising on the breadth and complexity of IBM's global operations;
- PwC's independence and tenure as IBM's auditor;
- PwC's strong performance on the IBM audit, including the extent and quality of PwC's communications with the Audit Committee and the results of an internal, worldwide survey of PwC's service and quality;
- Analysis of known litigation or regulatory proceedings involving PwC;
- Public Company Accounting Oversight Board reports;
- Appropriateness of PwC's fees for audit and non-audit services; and
- PwC's reputation for integrity and competence in the fields of accounting and auditing.

Auditor Independence Controls

The Audit Committee and IBM management have robust policies and procedures in place to monitor and verify PwC's independence from IBM on a continual basis. These policies and procedures include:

- Private meetings between the Audit Committee and PwC throughout the year;
- Annual evaluation by the Audit Committee;
- Pre-approval by the Audit Committee of non-audit services;
- Lead engagement partner rotation at least every 5 years; the Audit Committee selects a new lead audit engagement partner after a rigorous process, including candidate interviews;

- Concurring audit partner rotation at least every 5 years;
- Auxiliary engagement partner rotation at least every 7 years;
- Hiring restrictions for PwC employees at IBM; and
- Internal quality reviews by, or of, PwC, including the performance of procedures to monitor and assess PwC's independence from its audit clients, as well as the results of peer reviews by other public accounting firms and PCAOB inspections.

Accountability to Stockholders

- PwC's representative will be present at the annual meeting and will have an opportunity to make a statement and be available to respond to appropriate questions.

Benefits of Long-Tenured Auditor

PwC has been the independent auditor of IBM since 1958. From 1923 until 1958, the independent auditors of IBM were firms that were ultimately acquired by PwC. The Audit Committee believes that having a long-tenured auditor is in the best interests of IBM and its stockholders in consideration of the following:

- Institutional knowledge and deep expertise necessary for a large, multinational company with IBM's breadth of global operations and business;
- Higher audit quality developed through experience with more than 250 annual statutory audits in almost 100 countries; and
- No onboarding or educating a new auditor, which would require a significant time commitment and expense, and distract from management's focus on operational execution, financial reporting and internal controls.

 **THE IBM BOARD OF DIRECTORS AND THE AUDIT COMMITTEE RECOMMEND A VOTE FOR THIS PROPOSAL.**

3. Management Proposal on Advisory Vote on Executive Compensation (Say on Pay)

IBM is asking that you APPROVE the compensation of the named executive officers as disclosed in this Proxy Statement.

Over the last several years, IBM has prioritized investments in our high growth strategic imperatives, while ensuring we deliver value to our investors, and these investments have paid off. In 2018, revenue from our strategic imperatives reached about $40 billion, representing 50% of total IBM, and we solidified our position as a leading enterprise provider of cognitive and cloud solutions, reaching over $19 billion in Cloud revenue. IBM saw strengthening performance throughout the year, fueling the Company's continued shift to higher value. We grew total revenue for the year, stabilized gross margins and grew earnings per share. We continued to invest in high value and emerging areas like hybrid cloud, AI, security, blockchain, and quantum computing. We achieved this performance and made these investments while continuing to return cash to shareholders—in 2018, we raised our dividend for the 23rd consecutive year, and we returned more than $10.1B to shareholders through dividends and share repurchases.

We also engaged in a robust program to gather investor feedback in 2018. IBM directors, including its independent Lead Director and the Chair of the Executive Compensation and Management Resources Committee, participated along with members of IBM's senior management in a significant portion of this engagement. The Company offered to engage with investors representing more than 50% of the shares that voted on Say on Pay at the 2018 Annual Meeting, which resulted in 89% approval of the 2018 Say on Pay vote. Through our discussions with investors and our formal Say on Pay vote results, investors reaffirmed their support for the Company's compensation program and practices, which focus on long-term financial performance that drives stockholder value.

In the context of that feedback, pay decisions continued to be made based on our financial performance relative to our goals, while taking into consideration the significant reshaping of the Company's portfolio to accelerate our leadership in hybrid cloud, AI, blockchain, security, and other emerging areas that are strengthening IBM's position for the future.

IBM's named executive officers are identified in the 2018 Summary Compensation Table, and pages 30–69 describe the compensation of these officers. 69% of target pay for the Chairman and CEO, and 63% of target pay for the other Named Executive Officers, is at risk and subject to rigorous performance targets. The rigor of these targets is evident in the payouts. For 2018, Mrs. Rometty earned 89% of her total target compensation. Over the past 5 years, Mrs. Rometty has earned an average of 71% of her total target compensation.

CEO TOTAL ACTUAL PAYOUT AS % OF TARGET ANNUAL COMPENSATION



For the reasons expressed above and discussed in the Compensation Discussion and Analysis, the Executive Compensation and Management Resources Committee and the IBM Board of Directors believe that these policies and practices are aligned with the interests of our stockholders and designed to reward for performance.

We are therefore requesting your nonbinding vote on the following resolution:

"Resolved, that the compensation of the Company's named executive officers as disclosed in this Proxy Statement pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the executive compensation tables and the narrative discussion, is approved."

 **THE IBM BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THIS PROPOSAL.**

Note: The Company is providing this advisory vote as required pursuant to Section 14A of the Securities Exchange Act (15 U.S.C. 78n-1). The stockholder vote will not be binding on the Company or the Board, and it will not be construed as overruling any decision by the Company or the Board or creating or implying any change to, or additional, fiduciary duties for the Company or the Board.

4. Approval of Long-Term Incentive Performance Terms for Certain Executives for Awards Eligible for Transitional Relief Pursuant to Section 162(m) of the Internal Revenue Code

The Executive Compensation and Management Resources Committee of the Board of Directors (the "Compensation Committee") adopted the material terms of the performance criteria described below, under which long-term incentive compensation awards for covered employees were granted. The awards were granted prior to November 2, 2017 and are eligible for transitional relief under the Tax Cut and Jobs Act of 2017 (TCJA) and applicable IRS guidance to be treated as performance-based awards and thus exempt from the limitations of section 162(m) of the Internal Revenue Code of 1986, as amended (section 162(m)) in effect prior to the passage of TCJA. In order to meet the requirements for compensation to be performance-based under Section 162(m) for awards eligible for transitional relief, stockholders are being asked to approve the material terms of the performance criteria for the long-term incentive awards, because the affirmative vote of a majority of the votes properly cast at the Annual Meeting is required for the exemption from section 162(m) limitations on deductibility of certain compensation for such awards eligible for transitional relief.

Background and Rationale

Section 162(m) limits deductibility of compensation in excess of $1 million paid to each of IBM's covered employees. Until the Tax Cut and Jobs Act was signed into law on December 22, 2017, performance-based compensation was deductible even if it caused the covered employee to have compensation in excess of $1 million. The Tax Cut and Jobs Act eliminated this performance-based compensation deduction going forward, but provided limited transition relief for compensation paid pursuant to a contract in effect as of November 2, 2017 not materially modified after such date. Therefore, certain outstanding performance-based compensation may continue to be deductible under section 162(m), but all other compensation after November 2, 2017, will be subject to the $1 million limit on deductibility. The Tax Cut and Jobs Act also expanded who a covered employee is under Section 162(m). Effective for 2017, covered employees include a company's chief executive officer, the chief financial officer, and each of such company's three other most highly compensated executive officers. The covered employee designation extends to all future years. With respect to the awards eligible for the transition relief, to qualify as performance-based compensation, the U.S. tax regulations require that stockholder-approved performance criteria be used to determine the long-term incentive awards for covered employees. In 1999, the Company's stockholders approved the

terms under which the long-term performance incentive awards should qualify as performance-based. Under section 162(m) stockholder approval of the terms of such performance criteria is required every five years, and such approval was received in 2004, 2009, and 2014.

Description of Material Terms of Long-Term Incentive Awards

Performance Criteria. The Compensation Committee adopted the following terms under which long-term incentive awards for covered employees (as they may be constituted from time to time, and including persons who may become covered employees between the time of grant and payment of the award) would be performance-based for purposes of exemption from the limitations of section 162(m), in effect prior to the effectiveness of the Tax Cut and Jobs Act, if stockholder approval is received.

The performance criteria for long-term incentive awards (whether such awards take the form of stock, stock units or equivalents or cash) made (or paid) to any covered employee shall consist of objective tests based on one or more of the following: earnings, cash flow, customer satisfaction, revenues, financial return ratios, market performance, shareholder return and/or value, operating profits (including EBITDA), net income, earnings per share, profit returns and margins, stock price, working capital, economic value added, and changes between years or periods that are determined with respect to any of the above-listed performance criteria.

Performance criteria may be measured solely on a corporate, subsidiary or business unit basis, or a combination thereof. Further, performance criteria may reflect absolute entity performance or a relative comparison of entity performance to the performance of a peer group of entities or other external measure of the selected performance criteria. The formula for any such award may include or exclude items to measure specific objectives, such as losses from discontinued operations, extraordinary gains or losses, the cumulative effect of accounting changes, the effect of any significant changes in U.S. or non-U.S. tax rules or assumptions, acquisitions or divestitures, foreign exchange impacts and any unusual, nonrecurring gain or loss, and will be based on accounting rules and related Company accounting policies and practices in effect on the date these awards are approved by the Compensation Committee.

Performance Period. The performance period for each long-term award may extend over two to five calendar years, and the performance period for each award granted may overlap the performance period for another award, although no two performance periods may consist solely of the same calendar years.

Maximum Amount. Pursuant to the terms of our long-term incentive award plan, no covered employee may receive an award in any performance period of more than 400,000 shares or share equivalents (stock units), subject to adjustment for changes in corporate capitalization, such as stock splits. For purposes of this maximum, if an award is denominated in cash rather than in shares, the equivalent will be determined by dividing the highest amount that the award could be under the formula for that year by the closing price of a share of stock on the first trading day of the applicable performance period.

As discussed above, awards under these terms will be based upon the Company's future performance, and no incentive compensation at the time of grant under these terms was awarded or earned by any covered employee. Accordingly, the amount of an outstanding long-term incentive compensation award to be paid in the future to the Company's current and future covered employees under these terms cannot be determined at this time, as actual amounts will depend on actual performance and on the Compensation Committee's discretion to reduce such amounts. For an understanding of the size and structure of these awards in the past, see the 2018 Outstanding Equity Awards at Fiscal Year-End Table in this Proxy Statement.

Nothing in these terms precludes the Compensation Committee from making any payments or granting any awards, whether or not such payments or awards qualify for tax deductibility under section 162(m).

 **THE IBM BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THIS PROPOSAL.**

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights[1] (a)	Weighted-average exercise price of outstanding options, warrants and rights[1] (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column(a)) (c)
Equity compensation plans approved by security holders			
Options	1,500,000	$139.83	—
RSUs	9,280,535	N/A	—
PSUs	3,478,757[2]	N/A	—
Subtotal	14,259,292	$139.83	84,531,169
Equity compensation plans not approved by security holders			
Options	—	$ —	—
RSUs	522,169	N/A	—
PSUs	150,786[2]	N/A	—
DCEAP shares	207,170	N/A	—
Subtotal	880,125	$ —	15,468,349
Total	**15,139,417**	**$139.83**	**99,999,518**

N/A is not applicable

RSUs = Restricted Stock Units, including Retention Restricted Stock Units

PSUs = Performance Share Units

DCEAP Shares = Promised Fee Shares under the DCEAP (see plan description below)

(1) In connection with 31 acquisition transactions, 198,521 additional share-based awards, consisting of stock options, were outstanding at December 31, 2018 as a result of the Company's assumption of awards granted by the acquired entities. The weighted-average exercise price of these awards was $39.09. The Company has not made, and will not make, any further grants or awards of equity securities under the plans of these acquired companies.

(2) The numbers included for PSUs in column (a) above reflect the maximum number payout. Assuming target number payout, the number of securities to be issued upon exercise of PSUs for equity compensation plans approved by security holders is 2,319,171 and for equity compensation plans not approved by security holders is 100,524. For additional information about PSUs, including payout calculations, refer to the information under "2018 Summary Compensation Table Narrative," in IBM's definitive Proxy Statement to be filed with the Securities and Exchange Commission and delivered to stockholders in connection with the Annual Meeting of Stockholders to be held April 30, 2019.

The material features of each equity compensation plan under which equity securities are authorized for issuance that was adopted without stockholder approval are described below:

2001 Long-Term Performance Plan

The 2001 Long-Term Performance Plan (the "2001 Plan") has been used to fund awards for employees other than senior executives of the Company. Awards for senior executives of the Company have been and will continue to be funded from the stockholder-approved 1999 Long-Term Performance Plan (the "1999 Plan"); the 1999 Plan is also used to fund awards for employees other than senior executives, Otherwise, the provisions of the 2001 Plan are identical to the 1999 Plan, including the type of awards that may be granted under the plan (stock options, restricted stock and unit awards and long-term performance incentive awards).

The 2001 Plan is administered by the Compensation Committee, and the Compensation Committee may delegate to officers of the Company certain of its duties, powers, and authority. Payment of awards may be made in the form of cash, stock or combinations thereof and may be deferred with Compensation Committee approval. Awards are not transferable or assignable except (i) by law, will or the laws of descent and distribution, (ii) as a result of the disability of the recipient, or (iii) with the approval of the Compensation Committee.

If the employment of a participant terminates, other than as a result of the death or disability of a participant, all unexercised, deferred, and unpaid awards shall be canceled immediately, unless the award agreement provides otherwise. In the event of the death of a participant or in the event a participant is deemed by the Company to be disabled and eligible for benefits under the terms of the IBM Long-Term Disability Plan (or any successor plan or similar plan of another employer), the participant's estate, beneficiaries or representative, as the case may be, shall have the rights and duties of the participant under the applicable award agreement. In addition, unless the award agreement specifies otherwise, the Compensation Committee may cancel, rescind, suspend, withhold or otherwise limit or restrict any unexpired, unpaid, or deferred award at any time if the participant is not in compliance with all applicable provisions of the awards agreement and the 2001 Plan. In addition, awards may be cancelled if the participant engages in any conduct or act determined to be injurious, detrimental or prejudicial to any interest of the Company.

PWCC Acquisition Long-Term Performance Plan

The IBM PWCC Acquisition Long-Term Performance Plan (the "PWCC Plan") was adopted by the Board of Directors in connection with the Company's acquisition of PricewaterhouseCoopers Consulting ("PwCC") from PricewaterhouseCoopers LLP, as announced on October 1, 2002. The PWCC Plan has been and will continue to be used solely to fund awards for employees of PwCC who have become employed by the Company as a result of the acquisition. Awards for senior executives of the Company will not be funded from the PWCC Plan. The terms and conditions of the PWCC Plan are substantively identical to the terms and conditions of the 2001 Plan, described above.

IBM Deferred Compensation and Equity Award Plan

The IBM Deferred Compensation and Equity Award Plan was adopted in 1993, amended and restated effective January 1, 2014 and further amended effective January 30, 2018 (the "DCEAP"). Under the DCEAP, non-management directors receive Promised Fee Shares in connection with deferred annual retainer payments. Each Promised Fee Share is equal in value to one share of the Company's common stock. Upon a director's retirement or other completion of service as a director, amounts deferred into Promised Fee Shares are payable in either cash and/or shares of the Company's stock either as lump sum or installments pursuant to the director's distribution election. For additional information about the DCEAP, see the 2018 Director Compensation Narrative in this Proxy Statement.

Stockholder Proposals

Some of the following stockholder proposals contain assertions about IBM that we believe are incorrect. We have not attempted to refute all of these inaccuracies.

Your Board of Directors opposes the following proposals for the reasons stated after each proposal.

5. Stockholder Proposal on the Right to Act by Written Consent

Management has been advised that John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, CA 90278, the owner of at least 25 shares of IBM stock, intends to submit the following proposal at the meeting:

Resolved, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent is to be consistent with applicable law and consistent with giving shareholders the fullest power to act by written consent consistent with applicable law. This includes shareholder ability to initiate any valid topic for written consent.

Hundreds of major companies enable shareholder action by written consent. Taking action by written consent in place of a meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle.

This proposal topic won majority shareholder support at 13 major companies in a single year. This included 67%-support at both Allstate and Sprint. Hundreds of major companies enable shareholder action by written consent. This proposal topic would have received a vote still higher than 67% at Allstate and Sprint if most shareholders at Allstate and Sprint had access to independent proxy voting advice.

Written consent could be a wake-up call for our directors who have watched our stock drop from $179 to $127 in 5-years of a robust market. Through written consent we could have a new director who brings fresh ideas, is committed to owning significant IBM stock (unlike many current directors) and is *not* committed to defending the past.

The expectation is that, once this proposal is adopted, shareholders would not need to make use of this right of written consent because its mere existence will act as a guardrail to help ensue that our company is better managed by a more independent board (with less long-tenure which is the opposite of independence). Our Directors and management will want to avoid shareholder action by written consent and will thus be more attentive to improving the Board of Directors and company performance.

Please vote yes:
Right to Act by Written Consent—Proposal 5

> ## ⊗ YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE **AGAINST** THIS PROPOSAL.
>
> Your Board of Directors believes that action by written consent without prior notice to all stockholders is not in the best interest of stockholders and recommends a vote AGAINST this proposal.
>
> IBM has long demonstrated its commitment to sound principles of corporate governance, working to ensure that its practices protect and further the interests of its stockholders. In addition to stockholders' right to call a special meeting, IBM has a proxy access by-law provision, annual election of directors by majority vote, no supermajority provisions in our charter documents, and enhanced proxy disclosure that gives stockholders extensive insight into the Board's oversight of management, as well as regular, year-round engagement with our stockholders.
>
> IBM's current practices also guarantee that notice and an opportunity to be heard precede stockholder votes, enabling meaningful discourse to occur before important decisions are made affecting your Company. In contrast, this proposal would enable the owners of a bare majority of shares to act by voting in favor of their own proposed action, without a meeting and without ever providing notice to other stockholders or IBM. The Board of Directors believes that the adoption of this proposal would not be in the best interests of its stockholders.

Currently, any matter that IBM or its stockholders wishes to present for a stockholder vote must be noticed in advance and presented at a meeting of stockholders. This transparency and fairness allows all stockholders to consider, discuss, and vote on pending stockholder actions. In contrast, the written consent proposal at issue would permit a small group of stockholders (including those who accumulate a short-term voting position through the borrowing of shares) with no fiduciary duties to other stockholders to initiate action with no prior notice either to the other stockholders or to the Company, thus preventing all stockholders from having an opportunity to deliberate in an open and transparent manner, and to consider arguments for and against any action, including IBM's position. Permitting stockholder action by written consent could also lead to substantial confusion and disruption for stockholders, with potentially multiple, even conflicting, written consents being solicited by multiple stockholder groups. In short, the Board does not believe that majority written consent is an appropriate corporate governance model for a widely-held public company like IBM.

In sum, the Board concludes that adoption of this proposal is unnecessary for the following reasons:

- IBM's long demonstrated history of commitment to high standards of corporate governance and accountability;
- The belief that holding meetings with proper notice whereby all stockholders may deliberate and discuss the proposed actions, receive and consider the Company's position, and then vote their shares is the most transparent and fair way for stockholders to take action;
- The safeguards around the ability to act by a special or annual meeting both promote and protect stockholders' interests; and
- As described in this Proxy Statement, the Company has an established process by which stockholders may communicate directly with IBM's Board or non-management directors throughout the year on any topics of interest to stockholders.

The Board views the proposal calling for action by written consent without prior notice to all stockholders as unnecessary and not in the best interests of its stockholders. **THEREFORE, THE BOARD RECOMMENDS A VOTE AGAINST THIS PROPOSAL.**

6. Stockholder Proposal to Have an Independent Board Chairman

Management has been advised that Kenneth Steiner, 14 Stoner Avenue, 2M, Great Neck, NY 11021, the owner of at least 300 shares of IBM stock, intends to submit the following proposal at the meeting:

Shareholders request our Board of Directors to adopt as policy, and amend our governing documents as necessary, to require henceforth that the Chair of the Board of Directors, whenever possible, to be an independent member of the Board. The Board would have the discretion to phase in this policy for the next Chief Executive Officer transition, implemented so it does not violate any existing agreement.

If the Board determines that a Chairman, who was independent when selected is no longer independent, the Board shall select a new Chairman who satisfies the requirements of the policy within a reasonable amount of time. Compliance with this policy is waived if no independent director is available and willing to serve as Chairman. This proposal requests that all the necessary steps be taken to accomplish the above.

This proposal topic won 50%-plus support at 5 major U.S. companies in 2013 including 73%-support at Netflix. These 5 majority votes would have been a still higher majority if all shareholders had access to independent proxy voting advice. This proposal topic likely received 2018 majority support from the IBM shareholders who had access to independent voting advice.

An independent board chairman would have more time to cure weaknesses in our board members. For instance, David Farr was tainted by a bankruptcy at a previous employer. Kenneth Chenault and Sidney Taurel had 20-years and 17-years long-tenure respectively. Lead Director Michael Eskew (with 13-years long-tenure) received our highest negative votes. Long-tenure can erode the independence of a good director. Independence is an all-important oversight attribute for a director.

Also the following directors owned zero IBM common stock beneficially and thus had no "skin in the game:"

Michael Eskew, Lead Director	Shirley Ann Jackson	Hutham Olayan
Alex Gorsky	Andrew Liveris	Peter Voser

In response to this proposal management could name one step it took to enhance shareholder oversight of our company since the last shareholder meeting. In the 5-years preceding the submittal of this proposal our stock dropped from $179 to $127.

An independent Chairman is best positioned to build up the oversight capabilities of our directors while our CEO addresses the challenging day-to-day issues facing the company. The roles of Chairman of the Board and CEO are fundamentally different and should not be held by the same person. There should be a clear division of responsibilities between these positions to insure a balance of power and authority on the Board.

Please vote yes:
Independent Board Chairman—Proposal 6

✕ YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE **AGAINST** THIS PROPOSAL.

The Board's flexibility to determine the appropriate Board leadership structure is essential.

One of the most important tasks undertaken by a board is to select the leadership of the board and the company. In order to execute this critical function most effectively and in the best interests of the stockholders, a board must maintain the flexibility to determine the appropriate leadership in light of the circumstances at a given time. Because one size does not fit all situations, your Board has altered its structure at various times in response to the particular circumstances at that time. For example, your Board split the Chairman and CEO roles during previous CEO transitions. These seamless and successful leadership transitions have served as a model for public company succession planning. Limiting the candidate pool as suggested by the proponent will inhibit the ability of the Board to exercise its fiduciary obligation to identify the best leadership for IBM.

The Company's Lead Director role is robust and ensures effective independent oversight at all times.

An essential part of our current independent leadership structure is the Lead Director position, recently renamed from Presiding Director based on communication with our investors, to more clearly communicate the scope and importance of this role. After a rigorous review that occurs at least annually by the Directors and Corporate Governance Committee and the Board, the Lead Director is elected by the independent members of the Board on an annual basis. The Lead Director has the following robust and meaningful responsibilities serving to ensure a strong, independent, and active Board by enhancing the contributions of IBM's independent directors. In particular, the Lead Director:

- presides at all meetings of the Board at which the Chairman is not present, including executive sessions of the independent directors, which are held at every meeting of the Board;
- serves as liaison between the Chairman and the independent directors;
- approves information sent to the Board;
- in collaboration with the Chairman, creates and approves meeting agendas for the Board;
- approves meeting schedules to assure that there is sufficient time for discussion of all agenda items;
- has authority to call meetings of the independent directors; and
- if requested by major stockholders, ensures that he or she is available, as necessary after discussions with the Chairman, for consultation and direct communication.

In addition to these core responsibilities, the Lead Director engages in other regular activities including:

- one-on-one debriefs with the Chairman after each meeting;
- spending time with senior management outside of Board meetings to ensure a deep understanding of the business and strategy of the Company; and
- attending certain other committee meetings in addition to the committee that he chairs.

IBM's current leadership structure is optimal for the Company at this time.

The Directors and Corporate Governance Committee and the Board continuously evaluate the appropriate leadership structure for IBM. After its most recent review, in consideration of the strength of its independent Board and corporate governance practices, the full Board has determined that the existing board leadership structure of having a single individual serve as the Chairman and CEO, alongside a robust and independent Lead Director best serves the needs of the Company and the stockholders at this time. Among other factors, the Board considered and evaluated:

- the importance of consistent, unified leadership to execute and oversee the Company's strategy;
- the strength of Mrs. Rometty's character and the quality of her leadership;

- the strong and highly independent composition of the Board, with all directors except Mrs. Rometty being independent;

- the views and feedback heard from our investors through our ongoing engagement program throughout the years expressing support for IBM's leadership structure; and

- the meaningful and robust responsibilities of the independent Lead Director, as discussed above.

The Board strongly believes that the current structure strikes the right balance of allowing our Chairman and CEO to promote a clear, unified vision for the Company's strategy and to provide the leadership critical for effectively and efficiently implementing the actions needed to ensure strong performance over the long term, while ensuring robust, independent oversight by the Board and Lead Director.

IBM's strong, independent Board and commitment to good corporate governance adds further support to the Board leadership structure.

Continued enhancement of the Lead Director position is just one example of IBM's ongoing commitment to strong corporate governance. Independent directors comprise more than 90% of the Board and 100% of the Audit, Directors and Corporate Governance, and Executive Compensation and Management Resources Committees. After each regularly scheduled Board meeting, both the full Board and the independent directors of the Board meet in executive session, with the independent directors' session chaired by the Lead Director.

In addition, the Board has a long history of proactively responding to stockholder issues, such as implementing proxy access, a majority voting policy for director elections, and granting stockholders the power to call a special meeting of stockholders. Most recently, the Company has been on the forefront of strong governance practices as a signatory to the Commonsense Principles 2.0, bringing the company and investor viewpoints on critical governance matters together. The Company also endorses the Investor Stewardship Group's principles on corporate governance to promote strong governance practices.

In contrast to the exemplary performance and quality of the IBM Board over the years, the proponent provides no evidence demonstrating that separating the roles of Chairman and CEO at IBM would result in enhanced oversight, let alone increased value for IBM stockholders. Additionally, this proposal has been rejected by a majority of shareholder votes each time it has been voted on by IBM stockholders. In light of this total lack of empirical support, IBM's strong and independent Board, the Lead Director's robust responsibilities and, most importantly, the support of our structure by our stockholders, this stockholder proposal is both inappropriate and unnecessary.

We believe that stockholders benefit when the Board can select the best candidates to run IBM at a given time. **THEREFORE, THE BOARD RECOMMENDS A VOTE AGAINST THIS PROPOSAL.**

Frequently Asked Questions

1. What is a "stockholder of record"?

A stockholder of record or registered stockholder ("record owner") is a stockholder whose ownership of IBM stock is reflected directly on the books and records of our transfer agent, Computershare Trust Company, N.A. If you hold IBM stock through a bank, broker or other intermediary, you are not a stockholder of record. Instead, you hold your stock in "street name," and the record owner of your shares is usually your bank, broker or other intermediary. If you are not a record owner, please understand that IBM does not know that you are a stockholder, or how many shares you own.

2. I want to attend the annual meeting. What procedures must I follow?

Admission to the Annual Meeting will be on a first-come, first-served basis, and an admission ticket and picture identification will be required to enter the meeting. Any individual arriving without an admission ticket will not be admitted to the meeting unless it can be verified that the individual is an IBM stockholder as of the record date for the meeting.

For record owners that received a Proxy Statement by mail: An admission ticket is attached to the proxy card sent with this Proxy Statement.

For record owners that received a Notice of Internet Availability of Proxy Materials: Please follow the instructions provided on the Notice of Internet Availability of Proxy Materials to request an admission ticket.

For holders in street name: Stockholders holding IBM stock in bank or brokerage accounts can obtain an admission ticket in advance by sending a written request, along with proof of stock ownership (such as a brokerage statement) to our transfer agent, Computershare Trust Company, N.A., P.O. Box 505005, Louisville, KY 40233-5005. If you hold your shares in street name and you wish to vote those shares at the meeting, you must also request a "legal proxy" directly from your bank, broker or other intermediary well in advance of the meeting and bring it to the meeting. Contact your bank, broker or other intermediary for specific information on how to obtain a legal proxy in order to attend and vote your shares at the meeting.

3. Are there specific restrictions on attending the annual meeting, and what I can bring with me into the meeting?

This is a meeting for stockholders, and security at the meeting is very important. You will be asked to walk through an electronic screening device before entering the meeting hall. In addition, cameras, cell phones, recording equipment and electronic devices will not be permitted to be brought into the meeting.

4. What is the "record date" for the annual meeting?

March 1, 2019.

5. Which IBM shares will be entitled to vote at the annual meeting?

IBM's common stock ($0.20 par value capital stock) is the only class of security entitled to vote at the Annual Meeting. Each record owner and each stockholder who holds stock in street name at the close of business as of the record date is entitled to one vote for each share held at the meeting, or any adjournment or postponement.

6. Which IBM shares are included in the proxy card?

For record owners: The proxy card covers the number of shares to be voted in your account as of the record date, including any shares held for participants in the Computershare CIP (the Direct Stock Purchase and Dividend Reinvestment Plan) and the IBM Employees Stock Purchase Plans.

For stockholders who are participants in the IBM Stock Fund investment alternative under the IBM 401(k) Plus Plan: The card serves as a voting instruction to the Trustee of the plan for IBM shares held in the IBM Stock Fund as of the record date.

For holders in street name: You will receive a voting instruction form directly from your bank, broker or other intermediary containing instructions on how you can direct your record holder to vote your shares. Contact your bank, broker or other intermediary if you have any questions regarding your IBM stock holdings as of the record date.

7. May I vote my shares in person at the annual meeting?

For record owners: Yes. However, we encourage you to vote by proxy card, the Internet or by telephone even if you plan to attend the meeting. If you wish to give a proxy to someone other than the individuals named as proxies on the proxy card, you may replace the names appearing on the proxy card with the name of some other person, sign the card and give the proxy card to that person for use at the meeting.

For holders in street name: Yes, but in order to do so you will first have to ask your bank, broker or other intermediary to furnish you with a legal proxy. You will need to bring the legal proxy with you to the meeting, and hand it in with a signed ballot that you can request at the meeting. You will not be able to vote your shares at the meeting without a legal proxy and a signed ballot.

8. Can I vote my shares without attending the annual meeting?

Yes. Whether or not you attend the meeting, we encourage you to vote your shares promptly.

For record owners: Your shares cannot be voted unless a signed proxy card is returned, shares are voted using the Internet or the telephone, or other specific arrangements are made to have your shares represented at the meeting. You are encouraged to specify your choices by checking the appropriate boxes on the proxy card. Shares will be voted following your written instructions. However, it is not necessary to check any boxes if you wish to vote in accordance with the Board of Directors' recommendations; in that case, merely sign, date, and return the proxy card in the enclosed envelope, or if you received notice of Internet availability of proxy materials, follow the instructions on how to access the proxy materials and vote online.

You can also vote your shares over the Internet, or by calling a designated telephone number. These Internet and telephone voting procedures are designed to authenticate your identity in order to allow you to provide your voting instructions, and to confirm that your instructions have been recorded properly. The procedures that have been put in place are consistent with the requirements of applicable law. Specific instructions for stockholders of record who wish to use the Internet or telephone voting procedures are set forth on the proxy card.

For participants in the IBM Stock Fund investment alternative under the IBM 401(k) Plus Plan: In order to have the Trustee vote your shares as you direct, you must timely furnish your voting instructions over the Internet or by telephone by 12:01 a.m. EDT on April 29, 2019, or otherwise ensure that your card is signed, returned, and received by such time and date. If instructions are not received over the Internet or by telephone by 12:01 a.m. EDT on April 29, 2019, or if the signed card is not returned and received by such time and date, the IBM shares in the IBM Stock Fund under the IBM 401(k) Plus Plan will be voted by the Trustee in proportion to the shares for which the Trustee timely receives voting instructions, provided the Trustee determines such vote is consistent with its fiduciary duties under the Employee Retirement Income Security Act of 1974, as amended.

For holders in street name: You must timely deliver your voting instructions to your respective bank, broker or other intermediary, following the specific instructions that have been provided to you by your bank, broker or other intermediary.

9. May I change or revoke my proxy?

For record owners: Yes. A proxy may be revoked at any time prior to the voting at the meeting by submitting a later-dated proxy (including a proxy via the Internet or by telephone) or by giving timely written notice of revocation to the Secretary of IBM.

For holders in street name: Yes. You must follow the specific voting directions provided to you by your bank, broker or other intermediary to change or revoke any instructions you have already provided to your bank, broker or other intermediary.

10. How can I contact IBM's transfer agent?

Contact our transfer agent either by writing Computershare Trust Company, N.A., P.O. Box 505005, Louisville, KY 40233-5005, or by telephoning 888-IBM-6700 (outside the United States, Canada, and Puerto Rico 781-575-2727).

11. Other than the items in the proxy statement, what other items of business will be addressed at the annual meeting?

Management knows of no other matters that may be properly presented at the meeting. If other proper matters are introduced at the meeting, the individuals named as proxies on the proxy card are also authorized to vote upon those matters utilizing their own discretion.

12. During the question period at the annual meeting, what topics will be discussed?

This part of the meeting is for stockholders to ask questions to the Chairman about Company matters. It is not the appropriate forum to raise personal grievances.

13. I understand that a "quorum" of stockholders is required in order for IBM to transact business at the annual meeting. What constitutes a quorum?

A majority of all "outstanding" shares of common stock having voting power, in person or represented by proxy and entitled to vote, constitutes a quorum for the transaction of business at the meeting.

14. How many shares of IBM stock are "outstanding"?

As of February 8, 2019, there were 889,866,256 shares of common stock outstanding and entitled to be voted.

15. What is the voting requirement for electing IBM's directors?

To be elected in an uncontested election, each director must receive a majority of the votes cast. In a contested election, a nominee receiving a plurality of the votes cast at such election shall be elected.

16. What is "broker discretionary voting"?

This refers to the NYSE rule allowing brokers to vote their customers' shares on certain "routine" matters in the Proxy Statement at the brokers' discretion when they have not received timely voting instructions from their customers. The NYSE rules on broker discretionary voting prohibit banks, brokers, and other intermediaries from voting uninstructed shares on certain matters, including the election of directors. Therefore, if you hold your stock in street name and you do not instruct your bank, broker or other intermediary how to vote in the election of directors, no votes will be cast on your behalf. It is important that you cast your vote.

17. Are abstentions and broker non-votes counted as votes cast?

No. Under the laws of New York State, IBM's state of incorporation, "votes cast" at a meeting of stockholders by the holders of shares entitled to vote are determinative of the outcome of the matter subject to vote. Abstentions and broker non-votes will not be considered "votes cast" based on current New York State law requirements and IBM's certificate of incorporation and by-laws.

18. Assuming there is a proper quorum of shares represented at the meeting, how many shares are required to approve the proposals being voted upon in this proxy statement?

The table below reflects the vote required in accordance with the laws of New York State:

Proposal	Vote required	Do abstentions count as votes cast?	Is broker discretionary voting allowed?
Election of Directors	Majority of votes cast	No	No
Ratification of Appointment of PricewaterhouseCoopers LLP	Majority of votes cast	No	Yes
Management Proposal on Advisory Vote on Executive Compensation*	Majority of votes cast	No	No
Approval of Long-Term Incentive Performance Terms for Certain Executives for Awards Eligible for Transitional Relief Pursuant to Section 162(m) of the Internal Revenue Code	Majority of votes cast	No	No
Stockholder Proposals*	Majority of votes cast	No	No

*Advisory and non-binding

19. Who tabulates the votes?

Votes are counted by employees of Computershare Trust Company, N.A., IBM's transfer agent and registrar, and certified by the Inspectors of Election (who are employees of IVS Associates, Inc.).

20. Where can I find the voting results of the annual meeting?

IBM intends to publish the final voting results on its website and will disclose the final voting results on a Form 8-K shortly after the Annual Meeting.

21. Will my votes be confidential?

Yes. All stockholder meeting proxies, ballots, and tabulations that identify individual stockholders are kept confidential and are not available for examination. In addition, the identity or the vote of any stockholder is not disclosed except as required by law.

22. How do I submit a proposal for inclusion in IBM's 2020 proxy material?

Stockholder proposals may be submitted for IBM's 2020 proxy material after the 2019 Annual Meeting and must be received at our corporate headquarters no later than November 12, 2019. Proposals should be sent via registered, certified or express mail to: Office of the Secretary, International Business Machines Corporation, 1 New Orchard Road, Mail Drop 301, Armonk, NY 10504.

Management carefully considers all proposals and suggestions from stockholders. When adoption is clearly in the best interest of IBM and stockholders, and can be accomplished without stockholder approval, the proposal is implemented without inclusion in the Proxy Statement. Examples of stockholder proposals and suggestions that have been adopted over the years include stockholder ratification of the appointment of an independent registered public accounting firm, improved procedures involving dividend checks and stockholder publications, and changes or additions to the proxy materials concerning matters like abstentions from voting, appointment of alternative proxy, inclusion of a table of contents, proponent disclosure and secrecy of stockholder voting.

23. How do I submit an item of business for the 2020 annual meeting?

Stockholders who intend to present an item of business at the 2020 Annual Meeting of Stockholders (other than a proposal submitted for inclusion in IBM's Proxy Statement), including nominations for election to the Board of Directors pursuant to the Company's proxy access by-law provision, must provide notice of such business to IBM's Secretary no earlier than October 13, 2019 and no later than November 12, 2019, as set forth more fully in, and in compliance with, IBM's by-laws.

24. I did not receive a copy of the annual report. How can I get one?

Stockholders of record who did not receive an IBM Annual Report or who previously elected not to receive one for a specific account may request that IBM mail its Annual Report to that account by writing to our transfer agent, Computershare Trust Company, N.A. (address and phone number in Question 10 above). If you are not a stockholder of record and did not receive an Annual Report from your bank, broker or other intermediary, you must contact your bank, broker or other intermediary directly.

25. What is "householding" and does IBM do this?

Householding is a procedure approved by the SEC under which stockholders who have the same address and last name and do not participate in electronic delivery of proxy materials will receive only one copy of a company's proxy statement and annual report from a company, bank, broker or other intermediary, unless one or more of these stockholders notifies the company, bank, broker or other intermediary that they wish to continue to receive individual copies. At the present time, IBM does not "household" for any of our stockholders of record. However, as explained below, your bank, broker or other intermediary may be householding your account if you hold your shares in street name.

26. If I am a holder in street name, how may I obtain a separate set of proxy materials?

If you hold shares in street name, your bank, broker or other intermediary may be delivering only one copy of our Proxy Statement and the IBM Annual Report to multiple stockholders of the same household who share the same address, and may continue to do so, unless your bank, broker or other intermediary has received contrary instructions from one or more of the affected stockholders in the household. If you are such a beneficial holder, contact your bank, broker or other intermediary directly in order to receive a separate set of our proxy materials.

27. Members of our household own IBM shares through a number of different brokerage firms. Will we continue to receive multiple sets of materials?

Yes. If you and others sharing a single address hold IBM shares through multiple brokers, you will continue to receive at least one set of proxy materials from each broker.

28. I received a notice of internet availability of proxy materials. What does this mean?

Consistent with common practice and in accordance with SEC rules, IBM is distributing proxy materials to some stockholders over the Internet by sending a Notice of Internet Availability of Proxy Materials that explains how to access our proxy materials and vote online. If you received a notice and would like a printed copy of the proxy materials (including the Annual Report, Proxy Statement and a proxy card in the case of record owners, or a voting instruction form in the case of stockholders holding shares in street name), please follow the instructions included in your notice.

29. I received my proxy materials in hard copy. How may I arrange to receive them electronically?

To enroll for electronic delivery, go to our Investor Relations website at *http://www.ibm.com/investor/* and select "Stockholder services," scroll down to "Consent for materials online," click on either "if you own stock directly in your name" or "if you own stock beneficially through a brokerage account," and follow the instructions to enroll.

30. I previously consented to receive electronic delivery of my proxy materials. Can you send me a hard copy of these proxy materials?

For record owners: We will deliver promptly, upon written or oral request, a separate copy of these proxy materials. Contact our transfer agent, Computershare Trust Company, N.A. (address and phone number in Question 10 above).

For holders in street name: You must contact your bank, broker or other intermediary to receive copies of these materials.

31. Who is making this proxy solicitation and approximately how much will these solicitation activities cost?

Solicitation of proxies is being made by IBM through the mail, in person and by telecommunications. The cost of this solicitation will be borne by IBM. In addition, management has retained Morrow Sodali LLC, to assist in soliciting proxies for a fee of approximately $45,000, plus reasonable out-of-pocket expenses.



Christina M. Montgomery
Vice President and Secretary
March 11, 2019

Appendix A — Non-GAAP Financial Information and Reconciliations

The rationale for management's use of non-GAAP information in the Compensation Discussion and Analysis and Proxy Statement is as follows:

Operating (non-GAAP) Earnings Per Share and Related Income Statement Items

In an effort to provide better transparency into the operational results of the business, the company separates business results into operating and non-operating categories. Operating earnings from continuing operations is a non-GAAP measure that excludes the effects of certain acquisition-related charges, intangible asset amortization expense resulting from basis differences on equity method investments, retirement-related costs, and discontinued operations and their related tax impacts. Due to the unique, non-recurring nature of the enactment of the U.S. Tax Cuts and Jobs Act ("U.S. tax reform"), the company characterizes the one-time provisional charge recorded in the fourth-quarter 2017 and all 2018 adjustments to that charge as non-operating. Adjustments include true-ups, accounting elections, any changes to regulations, laws, audit adjustments, etc., that affect the recorded one-time charge. For acquisitions, operating (non-GAAP) earnings excludes the amortization of purchased intangible assets and acquisition-related charges such as in-process research and development, transaction costs, applicable restructuring and related expenses, tax charges related to acquisition integration and pre-closing charges. For the 2019 Operating (non-GAAP) earnings per share expectation, acquisition-related charges associated with the Red Hat acquisition excludes pre-closing charges, such as financing costs. These charges are excluded as they may be inconsistent in amount and timing from period to period and are dependent on the size, type, and frequency of the company's acquisitions. All other spending for acquired companies is included in both earnings from continuing operations and in operating (non-GAAP) earnings. For retirement-related costs, the company characterizes certain items as operating and others as non-operating. The company includes defined benefit plan and nonpension postretirement benefit plan service costs, multi-employer plan costs and the cost of defined contribution plans in operating earnings. Non-operating retirement-related costs include defined benefit plan and nonpension postretirement benefit plan amortization of prior service costs, interest cost, expected return on plan assets, amortized actuarial gains/losses, the impacts of any plan curtailments/settlements and pension insolvency costs and other costs. Non-operating retirement-related costs are primarily related to changes in pension plan assets and liabilities which are tied to financial market performance, and the company considers these costs to be outside of the operational performance of the business.

Overall, the company believes that providing investors with a view of operating earnings as described above provides increased transparency and clarity into both the operational results of the business and the performance of the company's pension plans; improves visibility to management decisions and their impacts on operational performance; enables better comparison to peer companies; and allows the company to provide a long-term strategic view of the business going forward. The company's reportable segment financial results reflect operating earnings from continuing operations, consistent with the company's management and measurement system.

Free Cash Flow

The company uses free cash flow as a measure to evaluate its operating results, plan share repurchase levels, strategic investments and assess its ability and need to incur and service debt. The entire free cash flow amount is not necessarily available for discretionary expenditures. The company defines free cash flow as net cash from operating activities less the change in Global Financing receivables and net capital expenditures, including the investment in software. A key objective of the Global Financing business is to generate strong returns on equity, and increasing receivables is the basis for growth. Accordingly, management considers Global Financing receivables as a profit-generating investment, not as working capital that should be minimized for efficiency. Therefore, management includes presentations of both free cash flow and net cash from operating activities that exclude the effect of Global Financing receivables. Free cash flow guidance is derived using an estimate of profit, working capital and operational cash outflows. Since the company views Global Financing receivables as a profit-generating investment which it seeks to maximize, it is not considered when formulating guidance for free cash flow. As a result the company does not estimate a GAAP Net Cash from Operations expectation metric.

Constant Currency

When the company refers to growth rates at constant currency or adjusts such growth rates for currency, it is done so that certain financial results can be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons of its business performance. Financial results adjusted for currency are calculated by translating current period activity in local currency using the comparable prior year period's currency conversion rate. This approach is used for countries where the functional currency is the local currency. Generally, when the dollar either strengthens or weakens against other currencies, the growth at constant currency rates or adjusting for currency will be higher or lower than growth reported at actual exchange rates.

The tables below provide reconciliations of the Company's income statement results as reported under GAAP to its operating earnings presentation, which is a non-GAAP measure.

($ in millions except per share amount) For the year ended December 31, 2018	GAAP	Acquisition-Related Adjustments	Retirement-Related Adjustments	Tax Reform Impacts	Operating (Non-GAAP)
Gross Profit	$36,936	$372	–	–	$37,307
Gross Profit Margin	46.4%	0.5Pts	- Pts	- Pts	46.9%
S,G&A	19,366	(451)	–	–	18,915
R,D&E	5,379	–	–	–	5,379
Other (Income) & Expense	1,152	(2)	(1,572)	–	(422)
Total Expense & Other (Income)	25,594	(453)	(1,572)	–	23,569
Pre-tax Income from Continuing Operations	11,342	824	1,572	–	13,739
Pre-tax Income Margin from Continuing Operations	14.3%	1.0Pts	2.0Pts	- Pts	17.3%
Provision for Income Taxes*	2,619	176	324	(2,037)	1,082
Effective Tax Rate	23.1%	(0.1)Pts	(0.3)Pts	(14.8)Pts	7.9%
Income from Continuing Operations	8,723	649	1,248	2,037	12,657
Income Margin from Continuing Operations	11.0%	0.8Pts	1.6Pts	2.6Pts	15.9%
Diluted Earnings Per Share: Continuing Operations	$9.51	$0.71	$1.36	$2.23	$13.81

*The tax impact on operating (non-GAAP) pre-tax income is calculated under the same accounting principles applied to the GAAP pre-tax income which employs an annual effective tax rate method to the results.

($ in millions except per share amount) For the year ended December 31, 2017	GAAP**	Acquisition-Related Adjustments	Retirement-Related Adjustments**	Tax Reform Impacts	Operating (Non-GAAP)**
Gross Profit	$36,943	$449	–	–	$37,392
Gross Profit Margin	46.7%	0.6Pts	- Pts	- Pts	47.2%
S,G&A	19,680	(509)	–	–	19,170
R,D&E	5,590	–	–	–	5,590
Other (Income) & Expense	1,125	(39)	(1,341)	–	(255)
Total Expense & Other (Income)	25,543	(548)	(1,341)	–	23,654
Pre-tax Income from Continuing Operations	11,400	997	1,341	–	13,738
Pre-tax Income Margin from Continuing Operations	14.4%	1.3Pts	1.7Pts	- Pts	17.4%
Provision for Income Taxes*	5,642	279	485	(5,475)	931
Effective Tax Rate	49.5%	(1.6)Pts	(1.3)Pts	(39.9)Pts	6.8%
Income from Continuing Operations	5,758	718	856	5,475	12,807
Income Margin from Continuing Operations	7.3%	0.9Pts	1.1Pts	6.9Pts	16.2%
Diluted Earnings Per Share: Continuing Operations	$6.14	$0.77	$0.91	$5.84	$13.66

*The tax impact on operating (non-GAAP) pre-tax income is calculated under the same accounting principles applied to the GAAP pre-tax income which employs an annual effective tax rate method to the results.

**Recast to reflect adoption of the FASB guidance on presentation of net periodic pension and nonpension postretirement benefit costs, resulting in a decrease of $0.14 to operating earnings per share.

($ in millions except per share amount) For the year ended December 31, 2016	GAAP**	Acquisition-Related Adjustments	Retirement-Related Adjustments**	Operating (Non-GAAP)**
Gross Profit	$38,516	$494	–	$39,010
Gross Profit Margin	48.2%	0.6Pts	- Pts	48.8%
S,G&A	20,869	(501)	–	20,368
R,D&E	5,726	–	–	5,726
Other (Income) & Expense	593	(7)	(448)	138
Total Expense & Other (Income)	26,186	(508)	(448)	25,230
Pre-tax Income from Continuing Operations	12,330	1,003	448	13,780
Pre-tax Income Margin from Continuing Operations	15.4%	1.3Pts	0.6Pts	17.2%
Provision for Income Taxes*	449	268	183	900
Effective Tax Rate	3.6%	1.7Pts	1.2Pts	6.5%
Income from Continuing Operations	11,881	735	265	12,880
Income Margin from Continuing Operations	14.9%	0.9Pts	0.3Pts	16.1%
Diluted Earnings Per Share: Continuing Operations	$12.39	$0.77	$0.28	$13.44

*The tax impact on operating (non-GAAP) pre-tax income is calculated under the same accounting principles applied to the GAAP pre-tax income which employs an annual effective tax rate method to the results.

**Recast to reflect adoption of the FASB guidance on presentation of net periodic pension and nonpension postretirement benefit costs, resulting in a decrease of $0.15 to operating earnings per share.

The table below provides a reconciliation of IBM's net cash from operating activities as reported under GAAP to its free cash flow, which is a non-GAAP measure.

($ in billions) For the year ended December 31,	2018	2017	2016
Net cash from operating activities per GAAP	$15.2	$16.7	$17.1***
Less: the change in Global Financing receivables	(0.3)	0.4	1.7
Net cash from operating activities, excluding Global Financing receivables	15.6	16.3	15. 4***
Capital expenditures, net	(3.7)	(3.3)	(3.7)
Free Cash Flow	11.9	13.0	11.7***
Acquisitions	(0.1)	(0.5)	(5.7)
Divestitures	–	(0.2)	(0.5)
Share Repurchase	(4.4)	(4.3)	(3.5)
Common stock repurchases for tax withholdings	(0.2)	(0.2)	(0.1)***
Dividends	(5.7)	(5.5)	(5.3)
Non-Global Financing debt	(0.5)	1.1	1.3
Other (includes Global Financing receivables and Global Financing debt)	(1.6)	0.8*	2.4*
Change in cash, cash equivalents and short-term marketable securities	$(0.6)	$4.1*	$0.4*
FCF as percent of Income from Continuing Operations	136%**	226%**	98%***

*Recast to reflect adoption of the FASB guidance on restricted cash.

**111% in 2018 excluding charges of $2.0 billion, and 116% in 2017 excluding the charge of $5.5 billion associated with the enactment of U.S. tax reform.

***Reclassified to reflect adoption of the FASB guidance on stock-based compensation of $0.1 billion for the year ended December 31, 2016.

Corporate Responsibility & Sustainability at IBM

Under the guidance and supervision of the Board, IBM pursues the highest standards of corporate responsibility and sustainability, from how we support, protect, and empower our employees, to how we work with our clients, to how we govern the Company and connect to our communities.



Over 40 years of demonstrated environmental leadership



Environment

- Energy consumption decreased in 2017 by 6.5% year-to-year as a result of operational improvements, conservation projects and the implementation of standard, global energy conservation strategies at IBM facilities

- 1st and only company to win the Climate Leadership Award (from The Climate Registry and the Center for Climate and Energy Solutions) 6 times in the program's 7-year tenure



A smarter, responsible supply chain



Supply Chain

- Recognized leader with over 13,000 supplier locations worldwide and 50 years of growing the diversity of the supply chain

- Requires direct suppliers of goods and services to comply with the Responsible Business Alliance (RBA) Code of Conduct



Building an inclusive and diverse workforce

IBMer

- Recognized global leader in workplace diversity, inclusion, and equality
- 2018 Catalyst Award for leadership in building a workplace that values diversity and inclusion. IBM was the only tech company recognized in 2018 and the only company honored for the 4th time
- Working Mother Media 2018 Awards: Top Ten Companies for Working Mothers; Top Five Best Companies for Multicultural Women; and Best Companies for Dads

- Perfect score on the Human Rights Campaign's Corporate Equality Index for 15 consecutive years
- Expansive family support options including paid leave for new birth mothers of up to 20 weeks, and 12 weeks for fathers, partners, and adoptive parents
- IBMers spent nearly 24 million hours on internal professional education in 2018





Leveraging IBM's technology and expertise to create solutions

Citizenship

- Leading the way in public education reform and addressing the global skills gap through the creation of the Pathways in Technology Early College High Schools (P-TECH) model, which integrates high school and college coursework, as well as workplace opportunities; by the end of 2019, we anticipate the growing network will encompass 200 schools in at least 11 U.S. states and 13 countries, with 600+ Industry Partners participating

- Teacher Advisor With Watson reached more than 13,000 K-8 educators in the U.S., leveraging cognitive computing to improve math instruction and the support given to students with learning disabilities
- Global industry recognition including:
  - CR Magazine 100 Best Corporate Citizens
  - Forbes Just 100 America's Best Corporate Citizens
  - Points of Light The Civic 50

A comprehensive look at all of IBM's corporate responsibility policies, practices, and programs can be found at *https://www.ibm.com/ibm/responsibility/*. A comprehensive look at IBM's contributions to the U.N. Sustainable Development Goals can be found at *https://www.ibm.com/ibm/environment/news/ibm_unsdgs_2018.pdf*

Let's put smart to work.™

